ANNUAL REPORT
2007

In many ways, 2007 was a landmark year. The acquisition of OMI meant that 2007 was the year when we realized the greatest growth in terms of fleet as well as organization in TORM’s recent history. We also achieved our best performance ever with a net profit for the year of USD 792 million. The Company’s new strategy focuses on continued growth, employee development and the environment.

The profit before restructuring costs and tax was USD 819 million, which is in line with the latest forecast of USD 810-820 million excluding restructuring costs of USD 15 million in connection with the acquisition of OMI. 2007 was the year when we sold our stake in A/S Dampskibssel-skabet Norden (Norden), which yielded a net profit of USD 643 million before tax. No vessels were sold in 2007, although this is a natural element of TORM’s business, and excluding the profit from the sale of the shares in Norden, the profit before tax was USD 161 million.

Unlike the previous years, product tanker freight rates were not affected by any one-off events. The many newbuildings continued to put pressure on freight rates, but this pressure is expected to ease as we approach 2010, when single-hulled tankers are to be phased out and the demand for product tankers will be positively affected by new refineries coming on stream, and which will be located far away from the main consuming markets.

Contrary to market expectations, freight rates for bulk carriers rose for the first ten months of the year, at the end October reaching a historical high of approximately USD 95,000/day for a Panamax vessel. As the Company’s bulk carriers are chartered out on long-term contracts of one to two years’ duration, our earnings did not see the full benefit of the rising freight rates.

The year was characterized by major structural changes and initiatives. Our sale of the Norden shares allowed us to accelerate our “Greater Earning Power” strategy, leading us to acquire OMI in collaboration with the Canadian shipping company Teekay. With the sale of the Norden shares and the acquisition of OMI, an inactive investment was converted into an active investment in TORM’s key business area – product tankers. Half of the proceeds from the sale of the Norden shares, or DKK 2,002 million (USD 369.3 million) were distributed as an extraordinary dividend in September, corresponding to DKK 27.5 per share (USD 5.1 per share).

Following the acquisition of OMI in June, the second half of the year was a time for integration – of colleagues as well as of systems. Two large organizations have got to know each other. Colleagues who were once competitors are now working together and two fleets and shipping systems have been joined. Today, the integration process is complete and has strengthened the organization.

The acquisition of OMI and the achievement of “Greater Earning Power” have prompted us to implement a new strategy at the beginning of 2008 called “Greater Earning Power 2.0”, and our ambition remains the same: TORM is to grow organically as well as through acquisitions, but never at the expense of our financial ratios. Against this background, we have concluded that the number of vessels is to increase to a total of 225-250, including vessels in pools, over the coming three years. At the end of 2007, TORM’s fleet consisted of 86 vessels and 42 pool vessels – a total of 128 vessels.

The new strategy not only addresses financial goals and fleet growth, but also the development of the organization, particularly strengthening the Technical Division in order to handle the growing fleet. Our employees – ashore and at sea – are the most important prerequisite for future growth and our ability to meet the strategic challenges of the future. We are therefore increasingly focusing on staff development.

We wish to operate the TORM business in a responsible manner. Therefore, we have an integrated safety, quality and environmental management system. In 2007, it was demonstrated that our environmental efforts make a difference as our work to reduce the environmental impact of our activities obtained ISO 14001 certification. In the course of 2008, we will assess how we can further strengthen TORM’s contribution to sustainable global development through the quality, safety, environmental and occupational health – work that is already under way.

At the beginning of 2008, earnings were in line with expectations. We expect lower overall product tanker rates than in 2008, while earnings from the Company’s bulk carriers are expected to rise. The forecast profit before tax for 2008 is USD 210-230 million.

2007 was a very busy one, and I thank all our colleagues – ashore and at sea – for their enormous efforts during the year. The implementation of our ambitious strategy is the result of your fantastic performance.

Klaus Kjærulff
CEO

A focused strategy, dedicated employees and a strong balance sheet provide results. Although the markets in themselves have contributed to TORM’s performance, there is every reason to highlight the enormous efforts of everyone in the organization – ashore as well as at sea.

Shipping is the ultimate global business, and for this reason as well it is essential that we at TORM remain at the forefront in terms of operating results and accountability – in line with our long established objective of being ‘best in class’. Society’s demands of the way in which we conduct our business are increasing, and maintaining a pole position in the market continuously places new and greater demands on us. Therefore, TORM’s values

•	Entrepreneurship
•	Professionalism
•	Respect

have never been more central, and it is of the utmost importance to everyone with an interest in TORM that our ambitions remain high.

TORM is fortunate to be based in a country where shipping enjoys recognition and understanding from society at large as well as from successive Danish governments. For the sake of our continued recruitment of competent employees and the development of the shipping business it is pleasing, because it is vital to the future development of TORM and the shipping business in Denmark.

In TORM’s Annual Report for 2006, I explained the points that the Board of Directors and Board of Management would focus on in order to accelerate TORM’s “Greater Earning Power” strategy. This led to:

•	The sale of the Company’s shares in Norden at a profit of just over DKK 4 billion.
•	The acquisition of OMI in collaboration with Teekay, and a resulting increase of approximately 50% in TORM’s fleet and the number of earning days.
•	Through the OMI acquisition, the establishment of a global, integrated TORM organization with continuously higher levels of competence and education.
•	An incentive programme for the Company’s Management and employees as detailed in note 4 on page 80 of the Annual Report.
•	An extension of the Board of Management, which in future consists of a CEO, a COO and a CFO.
•
An ordinary dividend of DKK 4.5 (USD 0.89) per share corresponding to 42% of the profit for the year excl. the proceeds from the sale of the Norden shares. In addition an extraordinary dividend of DKK 27.5 (USD 5.1) per share was distributed in September 2007 as a result of the sale of the Norden shares.

In 2007, A/S Dampskibsselskabet TORM’s major shareholder in agreement with the Board of Directors expressed its wish to make available for the market up to 7,280,000 shares (equalling 10% of the Company’s share capital) in order to increase the liquidity in the TORM share. As a consequence of the Company’s and stock market’s development, the Board of Directors did not make use of this opportunity.

TORM’s new strategy plan for the coming three years, “Greater Earning Power 2.0”, is also ambitious, but realistic. The strategy is described on page 32 of the Annual Report. With this strategy, it has been imperative to us that our vision and high ambitions should be combined with functional, achievable strategies further along the value chain.

We have also focused a great deal on our awareness of our responsibility as a globally operating shipping company to conduct our business in a responsible and proper manner.

At this year’s Annual General Meeting, a resolution will be proposed to increase the number of Directors on TORM’s Board and thereby add further competences. The Board of Directors very much looks forward to this.

Thank you to all shareholders, our employees and partners for a highly satisfactory 2007.

N. E. Nielsen
Chairman of the Board

FIVE YEARS KEY FIGURES

USD million					Danish GAAP
INCOME STATEMENT	2007	2006	2005	2004	2003	*)
Revenue	819	604	586	442	308
Time charter equivalent earnings (TCE)	645	455	464	350	198
Gross profit	358	271	315	240	98
EBITDA	304	301	351	215	87
Operating profit	205	242	303	179	60
Financial items	599	-1	-4	26	100
Profit/(loss) before tax	804	241	299	205	160
Net profit for the year	792	235	299	187	160

BALANCE SHEET

Non-current assets	2,704	1,968	1,528	1,056	700
Total assets	2,967	2,089	1,810	1,240	821
Equity	1,081	1,281	905	715	414
Total liabilities	1,885	808	905	524	408
Invested capital	2,606	1,299	1,176	618	535
Net interest bearing debt	1,536	662	632	272	285
Cash and bonds	118	33	157	124	80

CASH FLOW

From operating activities	205	233	261	228	75
From investing activities	-364	-118	-473	-187	-153
thereof investment in tangible fixed assets	-291	-262	-636	-187	-170
From financing activities	243	-239	303	-3	72
Total Net cash flow	85	-124	91	38	-7

KEY FINANCIAL FIGURES **)

Gross margins:
TCE	78.8%	75.3%	79.2%	79.2%	64.5%
Gross profit	43.7%	44.9%	53.8%	54.3%	31.9%
EBITDA	37.1%	49.8%	59.9%	48.6%	28.2%
Operating profit	25.0%	40.1%	51.7%	40.5%	19.5%
Return on Equity (RoE)	67.1%	21.5%	36.9%	33.1%	49.6%
Return on Invested Capital (RoIC) ***)	10,5%	19.6%	33.8%	31.0%	12.8%
Equity ratio	36.4%	61.3%	50.0%	57.7%	50.3%
Exchange rate USD/DKK, end of period	5.08	5.66	6.32	5.47	5.96
Exchange rate USD/DKK, average	5.44	5.95	6.00	5.99	6.59

SHARE RELATED KEY FIGURES **)

Earnings per share, EPS (USD)	11.4	3.4	4.3	2.7	2.3
Diluted earnings per share, EPS (USD)	11.4	3.4	4.3	2.7	2.3
Cash flow per share, CFPS (USD)	3.0	3.3	3.7	3.3	1.1
Proposed dividend per share (USD) ****)	0.89	1.02	1.82	1.37	0.50
Proposed dividend per share (DKK)	4.50	5.75	11.50	7.50	3.00
Extraordinary dividend per share (DKK)	27.5	0.0	0.0	0.0	0.0
Share price in DKK, end of period (per share of DKK 5 each)	178.2	186.0	152.6	112.9	45.1
Number of shares, end of period (million)	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average (million)	69.2	69.4	69.7	69.6	69.3

*)
The Group Financial Highlight figures for 2004-2007 have been prepared in accordance with IFRS as adopted by EU.  The comparative figures for 2003 have according to IFRS 1 not been restated in accordance with IFRS, but are prepared in accordance with the previous GAAP based on the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D and the the Danish accounting standards.

**)
Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts.  The compararative figures are restatet to reflect the change in the denomination of the Company’s shares from DKK 10 per share to DKK 5 in May 2007.

***)
Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (Shareholders’ equity plus Net interest bearing debt less Non-operating assets).

****)	Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year end for the year in question.

2007 HIGHLIGHTS

At the end of 2007, TORM’s Board of Directors and Management developed a new strategy, “Greater Earning Power 2.0”, which was approved in January 2008. The strategy focuses on continued growth over the next three years, which means that the number of vessels in the fleet has to grow to 225-250 incl. pool vessels. The organization’s resources should reflect these ambitions, and therefore the next three years will focus on the development of competences and growth as well as to operate the Company in a socially responsible manner.

•
The profit before restructuring costs and tax was USD 819 million, which is in line with the latest forecast of USD 810-820 million excluding restructuring costs of USD 15 million in connection with the acquisition of OMI. No vessels have been sold in 2007. The Board of Directors considers the profit to be highly satisfactory.

•	EBITDA was USD 304 million (DKK 1,654 million).
•
Cash flow from operating activities was USD 205 million (DKK 1,115 million). Cash flow before financing activities was USD -159 million (DKK -865 million), while cash flow from investing activities was USD -364 million (DKK -1,980 million).

•	At 31 december 2007, equity amounted to USD 1,081 million (DKK 5,491 million), corresponding to USD 15.6 per share (DKK 79.3) excluding treasury shares.
•
The market value of the Company’s fleet as of 31 December 2007 exceeded the book value by USD 1,578 million (2006: USD 1,061 million), equalling USD 22.8 per share (DKK 115.8) excluding treasury shares. To this should be added 44 chartered vessels. The company has purchase options on 19 of these.

•	Return on Invested Capital (RoIC) was 10.5% (2006: 19.6%), and Return on Equity (RoE) was 67.1% (2006: 21.5%).
•
In March 2007, TORM sold its stake in Norden at a price of DKK 3,987 million (USD 713 million), and in September half of the proceeds were distributed as an extraordinary dividend, corresponding to DKK 27.5 per share (USD 5.1 per share).

•
In June 2007, TORM took over the US shipping company OMI in collaboration with the Canadian shipping company Teekay. In connection with the acquisition of OMI, TORM took over 26 product tankers incl. one newbuilding for delivery in 2009. Four of these were chartered vessels.

•
At the end of 2007, the Company owned 62 vessels, 56 of which were product tankers and six bulk carriers. In addition to the vessels taken over from OMI, the Company took delivery of five vessels during the year and contracted seven newbuildings not yet delivered.

•
By the end of 2007, TORM had 21 vessels on order and had exercised one purchase option. Consequently, the Company’s fleet of owned and chartered vessels will by 2011 consist of 143 vessels incl. pool vessels based on existing contracts.

•
The forecast profit before tax for 2008 excl. sale of vessels is USD 210-230 million. The profit before tax in 2007 was USD 161 million, excluding a profit of USD 643 million from the sale of the Norden shares.

•
The Board of Directors recommends, subject to approval by the Annual General Meeting, that a dividend of DKK 4.50 (USD 0.89) per share be paid, corresponding to a total dividend payment of DKK 327.6 million (USD 64.5 million) and equivalent to a return of 2.5% in relation to the closing price of the Company’s shares on the last business day of 2007. Including the extraordinary dividend of DKK 27.5 (USD 5.1) per share paid out in September 2007, the accumulated dividend for 2007 was 55% of the net profit equivalent to DKK 2,330 million (USD 434 million).

Comparatives for 2003 have not been restated in accordance with IFRS.

OUTLOOK FOR 2008

In 2008, TORM expects a profit before tax of USD 210-230 million against a profit before tax of USD 161 million in 2007, excluding the profit from the sale of the Norden shares, which amounted to USD 643 million before tax.

The forecast profit before tax for 2008 is USD 210-230 million.

TORM’s financial results primarily depend on the number of earning days and developments in freight rates. As of 1 March, 47% of the remaining earning days in the Tanker Division for 2008 had been covered at an average rate of USD/day 21,470 vs. 37% at an average of USD/day 25,640 at the same time in 2007. As of 1 March, 74% of the remaining earning days in the Bulk Division for 2008 had been covered at an average rate of USD/day 45,706 vs. 89% at an average rate of USD/day 24,575 at the same time in 2007.

This forecast is subject to a degree of uncertainty in as much as a number of factors could significantly impact freight rates and consequently the earnings of both the product tankers and the bulk carriers.

For 2008, the following external factors are expected to have the greatest influence on earnings:

•	Global economic trends.
•	Consumption of refined oil products.
•	Transport of raw materials, mainly iron ore, coal and grain, to Asia in particular.
•	The economic development in the USA.
•	Additions and scrapping of vessels.
•	One-off events such as strikes, political instability in the oil-exporting countries, weather conditions, shut-down of refineries, etc.
•	Potential national or international interventions against shipping companies’ energy consumption or CO2 emission.

The chart below shows the effect that variations in the expected freight rates will have on the full year pre-tax profit for 2008. At a change in freight rates of USD/day 1,000, the impact equates to USD 14.2 million. The estimate is based on the number of earning days in 2008 during which the Company’s vessels have not already been chartered out at fixed rates.

TORM has in January 2008 entered into an agreement of buying 50% of the shipping company FR8 for USD 125 million. FR8 controls 25 vessels including three LR2 newbuildings for delivery in 2008. The seller, Projector, an international oil trader, will continue as co-owner of FR8 and will in the future provide oil cargoes to TORM. In addition, the acquisition will enhance TORM’s insight into the demand parameters influencing the product tanker market.

SAFE HARBOUR STATEMENT – FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of crude oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. See page 44 in the Annual Report.

OUTLOOK
– TANKER DIVISION

TORM expects the Company’s product tanker rates to be approximately 10% lower in 2008 than in 2007. The lower forecast is the result of a weak winter market at the outset of 2008 and the substantial addition of new product tankers. Seasonal fluctuations mean that the first and the fourth quarters are traditionally the strongest due to the winter season. It is an assumption that the market is not affected by one-off events during the year.

The following factors will affect the developments:

TONNAGE SUPPLY

•
The global product tanker fleet will be expanded as a result of a large order book of vessels for delivery in 2008. On this basis, a net addition of approximately 18% is expected in the business areas in which TORM operates (source: Inge Steensland AS Shipbrokers).

•
The phase-out of vessels is expected to be limited in 2008. On the other hand, a significant number of vessels are expected to be scrapped leading up to 2010, when all single-hulled vessels will be phased out.

•
The high rates in the bulk segment have made it financially viable to convert oil tankers into bulk carriers. It is TORM’s evaluation that such conversions of existing fleets as well as newbuildings will limit the addition to the fleet by 10-15% in 2008, although it should be noted that calculating the number of conversions is subject to considerable uncertainty.

TONNAGE DEMAND

•	Energy Information Administration (EIA) expects an increase in global oil consumption of approximately 1.6% in 2008.
•
Ton-miles, which illustrates the total demand for capacity for seaborne transports of oil products, is expected to increase by 4.0% in 2008. The increase in transport of refined oil products is expected to be 5.9% (source: Marsoft). Calculating these figures is subject to considerable uncertainty.

•	US gasoline consumption, which grew by 0.8% in 2007, is expected to grow by 0.8% in 2008 (source: EIA).
•	European fuel consumption is changing as sales of diesel vehicles increase, thus creating an opportunity to export gasoline from Europe to the USA and diesel from the USA to Europe.
•
The extension of refinery capacity in India and the Middle East up to 2011 will significantly exceed the immediate consumption in these areas, and a sharp increase in exports of refined oil products is expected as a result. This will have a positive impact on the market for product tankers.

As in previous years, TORM has decided not to announce its expectations of specific freight rates in individual business units and instead chooses to state the market expectations as of 1 March 2008.

As of 1 March 2008, TORM had covered approximately 47% of the remaining earning days in 2008 at an average rate of USD 21,470, which ensures reasonable earnings for the Tanker Division.

HEDGING IN THE TANKER DIVISION AS OF 1 MARCH 2008
		Total days			Days covered
	2008	2009	2010	2008	2009	2010

LR2	4,205	4,897	4,928	533	406	159
LR1	6,426	7,886	8,500	3,706	2,258	1,153
MR	9,790	14,093	16,734	4,362	2,402	773
SR	3,672	4,684	4,015	2,622	2,195	662
Total	24,093	31,560	34,177	11,223	7,261	2,747

		Covered in %			Covered in USD/day
	2008	2009	2010	2008	2009	2010

LR2	13	8	3	27,182	28,310	29,320
LR1	58	29	14	23,825	21,922	19,840
MR	45	17	5	21,566	22,033	22,128
SR	71	47	16	16,819	16,573	16,775
Total	47	23	8	21,470	20,699	20,294

EXPECTED TCE RATES IN THE PRODUCT TANKER MARKET FOR 2008
	2007	2008
USD/day	Realized	Q1	Q2	Q3	Q4

LR2	24.988	20,361	18,857	19,059	23,600
LR1	27.621	21,670	20,300	21,410	23,853
MR	23.949	17,490	17,796	16,676	18,063
SR	16.726	-	-	-	-
There is no efficient forward SWAP market for SR vessels					Source: IMAREX

OUTLOOK
– BULK DIVISION

The bulk market rose sharply in 2007 and experienced very high, but also highly volatile freight rates. TORM expects the bulk market to be characterized by high, but volatile freight rates in 2008 as well.

As a result of this expected great volatility, TORM continues its practice of hedging a significant part of its exposure by chartering out vessels on long-term contracts of typically one to two years’ duration.

The development in the bulk market will remain highly dependent on global economic trends. However, freight rates will depend particularly on Chinese economic growth, and thus the consumption of steel and coal in China. Freight rates will also depend on waiting days – in particular in Australian ports. In 2007, up to 10% (source: Howe Robinson and Co. Ltd.) of the global bulk fleet had to wait to load cargoes – especially coal – in Australian ports.

As in previous years, TORM has decided not to announce its expectations of specific freight rates and instead chooses to state the market expectations as of 1 March 2008.

As of 1 March 2008, TORM had covered approximately 74% of the remaining earning days for its Panamax vessels at an average rate of USD/day 45,706, which ensures satisfactory earnings for 2008.

HEDGING IN THE BULK DIVISION AS OF 1 MARCH 2008
		Total days			Days covered
	2008	2009	2010	2008	2009	2010

Panamax	5,230	6,075	6,580	3,868	596	-

		Covered in %			Covered in USD/day
	2008	2009	2010	2008	2009	2010

Panamax	74	10	-	45,706	37.300	-

EXPECTED TCE RATES IN THE BULK MARKET AND THE NUMBER OF EARNING DAYS IN 2008
	2007	2008
	Realized	Q1	Q2	Q3	Q4

Panamax TCE rates (USD/day)	25,762	58,681	71,486	68,028	66,778

TANKER DIVISION

In 2007, the Tanker Division was affected by highly fluctuating freight rates and, not least, by the acquisition of OMI.

The acquisition of OMI, which was completed jointly by Teekay and TORM in June, was an important element in the realization of TORM’s “Greater Earning Power” strategy dating from 2005. With the acquisition, the Company took over a very modern and homogenous fleet of 22 owned vessels, including one newbuilding for delivery in 2009, and four chartered vessels. The takeover of OMI’s vessels almost doubled the number of owned vessels and added more than 100 land-based staff and 1,500 seafarers.

The integration of OMI is thus a major process – not least for the Tanker Division that amongst other projects visited a number of customers who had contracts with OMI and agreed how to continue these contracts. The Company’s physical presence in Mumbai, India and Stamford, USA is of great importance. For instance, TORM will in 2008 introduce 24-hour shifts meaning that the US office will take over responsibility when the Copenhagen office closes, then in turn Singapore and Mumbai before returning to Copenhagen.

The market for TORM’s product tankers was characterized by two very different periods in 2007. In the first half of 2007, the market in the Western Hemisphere performed better than expected, while rates were lower than expected up to the end of the fourth quarter. In the Eastern Hemisphere, rates were low in the first half, but stabilized in the second half and started rising toward the end of the year.

2007 was also marked by highly unstable and rising oil prices which, combined with a rising US gasoline consumption in the first half, prompted the Company’s customers to favour the smaller, more flexible MR tankers. This unexpected greater demand meant that TORM’s MR tankers performed far better than expected in 2007.

For TORM’s largest vessels, the LR2 tankers however, earnings were lower than expected in 2007. This was due to the fact that the vessels primarily transported naphtha from the Middle East to the Far East, where demand was lower than expected. Due to the size of the vessels, they are not very flexible, and therefore their earnings options are limited in certain situations.

Earnings for TORM’s medium sized vessels, the LR1 tankers, were as expected, which meant that total earnings for the three vessel types were as expected.

The rising crude oil prices caused an increase in fuel costs which put pressure on earnings for 2007. Bunker costs averaged USD 371 per ton bunker in 2007 against USD 321 per ton in 2006, an increase of 16%, which corresponds to an average additional expense of approximately USD 2,000 per day of operation.

The relatively weak USD also meant rising port and canal expenses outside the USA.

Toward the end of 2007, approximately 70 employees of the Tanker Division were brought together to work on the cultural integration as well as to prepare the new strategy “Greater Earning Power 2.0”.

In addition to the acquisition of OMI, TORM in 2007 contracted three MR product tankers (50,500 dwt) for delivery in 2010 and chartered in one and a half product tanker.

In 2008, the Company chartered an average of 14.7 product tankers at an average of USD/day 21,076. In all, the Company has purchase options on three product tankers, which can be exercised from 2009.

At the end of 2007, TORM owned 56 product tankers and had 17 newbuildings on order for delivery up until 2010.

VESSELS CHARTERED IN	2008	2009	2010	2011	2012

Days
LR2	373	360	360	360	-
LR1	3,930	3,735	2,475	1,830	1,125
MR	270	1,740	2,160	2,160	2,160
SR	720	690	30	-	-

Rate USD/day
LR2	24,551	24,500	24,500	24,500	-
LR1	20,775	20,177	20.395	20,880	20,510
MR	16,864	15,859	15,908	15,908	15,908
SR	22,500	22,500	22,500	-	-

Options
LR2	-	-	-	-	-
LR1	-	0.5	-	0.5	-
MR	-	-	-	-	1
SR	-	-	-	-	-

Average option price (USD million)
LR2	-	-	-	-	-
LR1	-	15.5	-	14.2	-
MR	-	-	-	-	38.4
SR	-	-	-	-	-
For further information, see notes 29 and 30 on page 100 and 101.

Pool partners as of 31 December 2007

Pool manager	LR2	LR1	MR
LR2: A.P. Møller-Mærsk / TORM	A.P. Møller-Mærsk	BW Shipping Managers Pte. Ltd.	Primorsk Shipping Corporation
LR1: TORM	Primorsk Shipping Corporation	Difko A/S	Rederi AB Gotland
MR: TORM	Rederi AB Gotland	Mitsui O.S.K. Lines Ltd.	Sanmar Shipping Ltd.
	TORM	Nordic Tankers A/S	TORM
Rederi AB Gotland
Reederei “Nord” Klaus E. Oldendorff
Skagerack Invest Limited
TORM
Waterfront Shipping AS

USD million

TANKER DIVISION	2006	2007
	Total	Q1	Q2	Q3	Q4	Total
INCOME STATEMENT
Net revenue	494.0	133.2	146.8	165.5	194.7	640.2
Port expenses, bunkers and commissions	-143.8	-35.8	-37.4	-43.9	-47.4	-164.5
Freight and bunkers derivatives	0.6	1.0	-0.8	0.3	2.4	2.9
Time charter equivalent earnings	350.8	98.4	108.6	121.9	149.7	478.6
Charter hire	-58.5	-19.0	-20.0	-25.6	-27.8	-92.4
Operating expenses	-64.6	-20.3	-21.2	-27.3	-37.1	-105.9
Gross profit/(loss) (Net earnings from shipping activities)	227.7	59.1	67.4	69.0	84.8	280.3
Profit/(loss) from sale of vessels	3.1	0.0	0.0	0.0	0.0	0.0
Administrative expenses	-29.1	-9.6	-10.9	-12.4	-15.0	-47.9
Other operating income	9.7	2.5	3.1	2.9	6.0	14.5
Depreciation and impairment losses	-50.8	-13.3	-13.9	-22.2	-34.0	-83.4
Operating profit	160.6	38.7	45.7	37.3	41.8	163.5

BULK DIVISION

Freight rates for bulk carriers were at a historical high and continued their almost unbroken rise throughout 2007. The bulk market is driven by major growth in the transportation of iron ore, coal and grain which increased pressure on infrastructure and required additional vessel capacity.

To the surprise of TORM and the market in general, freight rates took a sharp upward turn in the first ten months of the year as a result of greatly increasing demand for mainly iron ore, coal and grain. This caused long waits in ports, principally in Australia. For transportation of iron ore, the waiting days in Australian ports have led to increased transport distances as the iron ore is transported from Brazil to China and to a lesser degree from Australia to China when the wait is too long.

In the last two months of the year, rates suddenly dropped after having reached USD/day 95,000 at the end of October. At the end of the year, Panamax rates stood at USD/day 67,000, which was still very high.

In TORM’s assessment, that the freight rate volatility for bulk carriers will narrow – with a lower top and a higher bottom – as the bulk market in the future adjusts to the strong demand for raw materials.

In the Bulk Division, it is TORM’s strategy to cover earnings by chartering out vessels on contracts of one to two years’ duration. The majority of the long-term contracts were entered into in the fourth quarter of 2006 and the first quarter of 2007, and earnings in 2007 therefore did not see the full effect of the rising rates during the year. It has, however, meant that earnings for 2008 are off to a good start.

The prices of second-hand bulk carriers rose considerably over the first ten months of the year as a result of the rising freight rates during the period. Toward the end of the year, second-hand prices fell, however, in line with the drop in freight rates. At year end, a historically large difference was seen between the price of second-hand tonnage and the price of newbuildings, as the latter did not to the same extent keep up with freight rates. TORM expects the gap between the prices of second-hand tonnage and new-buildings to narrow.

In 2007, the Company exercised its purchase options for TORM Anholt and TORM Bornholm at an average purchase price of USD 22.7 million, which was considerably lower than the market price of similar vessels, standing at some USD 95 million at the end of 2007.

By the end of 2007, TORM had contracted four Kamsarmax (82,000 dwt) bulk carriers for delivery in 2010 and 1011 respectively, at a total price of USD 207.5 million. In 2007, TORM chartered seven bulk carriers on long-term contracts with six purchase options. The vessels will be delivered in 2008-2010. By the end of 2007, TORM owned six Panamax dry bulk vessels.

Vessels chartered in	2008	2009	2010	2011	2012
Days	3,270	2,775	3,150	3,240	3,960
Rates USD/day	17,376	15,857	15,494	15,487	15,810
Options	4	1	-	1	1
Average option price USD million	36.3	23.0	-	28.7	26.5

For further information, see notes 29 and 30 on page 100 and 101.

BULK DIVISION	2006	2007
USD million	Total	Q1	Q2	Q3	Q4	Total

INCOME STATEMENT
Net revenue	109.7	28.8	32.6	35.6	37.3	134.3
Port expenses, bunkers and commissions	-5.1	-1.1	-1.4	-1.6	-2.2	-6.3
Freight and bunker derivatives	0.0	0.0	0.0	0.0	0.0	0.0
Time charter equivalent earnings	104.6	27.7	31.2	34.0	35.1	128.0
Charter hire	-47.8	-15.4	-14.8	-15.7	-13.1	-59.0
Operating expenses	-13.1	-2.3	-2.6	-2.6	-2.9	-10.4
Gross profit/(loss) (Net earnings from shipping activities	43.7	10.0	13.8	15.7	19.1	58.6
Profit/(loss) from sale of vessels	51.3	0.0	0.0	0.0	0.0	0.0
Administrative expenses	-5.5	-1.6	-2.0	-1.9	-1.7	-7.2
Other operating income	0.1	0.0	0.0	0.0	0.0	0.0
Depreciation and impairment losses	-8.1	-1.5	-1.5	-1.6	-1.9	-6.5
Operating profit	81.5	6.9	10.3	12.2	15.5	44.9

THE NEW TORM

TORM was founded in 1889 and operates globally. TORM is listed on OMX The Nordic Exchange and on NASDAQ. The head office in Hellerup today houses some 143 employees. The senior management consists of Klaus Kjærulff, CEO and Mikael Skov, COO.

The building at Tuborg Havn, Hellerup comprises TORM’s commercial Tanker and Bulk Divisions as well as staff functions. TORM operates a total fleet of 128 modern vessels, some of which are operated in pool arrangements with other shipping companies sharing the Company’s high safety, environmental and customer service standards.

In recent years, TORM has seen strong performance growth in terms of specific results, the expansion of the fleet as well as the increase in staff.

The key objective of TORM’s former strategy, “Greater Earning Power”, was to generate growth in the Company for the benefit of all stakeholders. In order to achieve this objective, the strategy was based on two overall themes: Acquisition and organic growth. The former strategy is now replaced by an updated strategy called “Greater Earning Power 2.0”.

A good example of this was demonstrated as the Company, in a highly successful collaboration with the Canadian shipping company Teekay, acquired the US shipping company OMI in June 2007. With the acquisition of OMI, TORM truly fulfilled the Company’s ambition of acquisitive growth. During the integration process, many specific experiences have confirmed our belief that the two companies make a perfect match.

Moreover, the acquisition of OMI means that TORM has now become a global company in earnest – The New TORM. With offices in Denmark, India, the USA, Singapore, the Philippines and Norway TORM is today able to provide the customers with 24-hour service, seven days a week. It is not only on paper that TORM has grown, however. The need to develop the employees’ competences, the organizational structure, the procedures and processes have grown as well. The customers should still find a uniform service and the same high TORM standards, no matter where in the world they meet us.

TORM INDIA

In February 2008, the former Orinoco Marine Consultancy India Private Limited (OMCI) changed its name to TORM Shipping India Private Limited.

With the acquisition of OMI, TORM became the owner of this ship management office in Mumbai, India. Through the great commitment and professionalism of the almost 100 employees – many of them former seafarers, including captains and engineers – the task of integrating 26 additional vessels into TORM’s existing fleet became possible.

The company OMCI was established in 1996 as a manning office, and shortly after OMCI handled the full manning and operation of vessels. At the time of the acquisition, the Company was certified according to the ISO 9000 – 2000 (quality), ISO 14001 (environment), OSHAS 18001 (occupational health and safety) and SA 8000 (human and employee rights) standards. The SA 8000 certification was one of the first of its kind in the maritime sector.

The main activities of the Mumbai office are: Marine HR, which is the manning function, handling contact with the sea-based crews and coordinating itineraries, wages and – not least – contact with families. The Technical and Safety Departments are two other main activity areas of the Indian organization. These areas ensure the efficient operation of the fleet with the greatest possible consideration for safety and environment. The Technical and Safety Departments maintain a close collaboration with and is supported by the following departments: Procurement, newbuilding, training, finance and IT.

The new colleagues in Mumbai base their work on a solid foundation of values, strong teamwork and, not least, great professional competences.

The big challenges now are to market the TORM name among seafarers in India, to integrate the ship management systems and to get TORM’s and OMCI’s values and cultures to meet and interact in future.

Within the organization, TORM India reports to Claus Usen Jensen, Executive Vice President, Technical Division.

TORM PHILIPPINES

TORM Shipping Phils., Inc. was established in 2004.  The company’s main objective is to recruit Philippine seafarers for TORM.

Since its establishment, TORM in the Philippines has grown into one of the main employers of Philippine seafarers. In 2007, the company officially opened its own building in Makati City, the Philippines. The building is known under the name of “TORM House” and houses the entire staff of highly competent employees handling the day-to-day operations and the employing of seafarers for TORM’s fleet.

At the establishment of TORM Shipping Phils., Inc. in 2004, the company had five employees and 18 registered vessels. Today, the company recruits officers and crews for 38 TORM vessels. The office has 20 employees handling almost 1,100 seafarers, 725 of whom are at sea at any given time. Their work also includes maintaining relations with the seafarers while ashore. Moreover, the company takes care of the seafarers’ families, among other things by means of health care schemes.

The company consists of three departments: The Manning Department, the Training Department and the Finance Department. In addition, an insurance employee ensures compliance with TORM’s quality system.

As a consequence of TORM’s focus on social responsibility, TORM Shipping Phils., Inc. in the autumn of 2007 established the TORM Philippines Education Foundation. The Foundation will be officially launched in March 2008, and its initial objective will be to support 25 students from disadvantaged backgrounds each year – primarily youngsters who need help to obtain an education. In this way, TORM wishes to demonstrate its long-term commitment in the Philippines.

Within the organization, TORM Philippines reports to Claus Usen Jensen, Executive Vice President, Technical Division.

TORM SINGAPORE

The office in Singapore was established in 2003 as a local office for the MR Pool – especially given a discernible trend towards more and more cargoes being fixed in Singapore by several of TORM’s key customers. The following year, the office and its area of activity were expanded to include ownership of vessels, technical management and safety, a service centre and an operations department.

Today, TORM Singapore owns a fleet of 14 vessels, with a further five newbuildings on order for delivery in 2009-2010.

In 2006, it was decided to expand the company’s commercial activities, and TORM Singapore became responsible for the commercial branding of the LR1 Pool in the region. The company contracts some 90 transports a year for the LR1 Pool and the MR Pool. Two employees handle chartering and three handle operations for the two pools. There are also two A.P. Møller – Mærsk employees at the office, responsible for chartering and operations for the LR2 Pool.

TORM Technical Service Centre consists of five people handling assignments on behalf of TORM’s Technical Division and Safety in Copenhagen and Mumbai. They also handle the manning of the vessels sailing under the Singapore flag.

TORM USA

Part of TORM’s long-term strategy is to be closer to the American market and commercially develop the business in North as well as South America. Until the acquisition of OMI, the Company planned to set up an office in the USA, but this plan became obsolete when TORM acquired OMI. Included in the acquisition was a fully operative head office in the USA with a number of qualified maritime specialists, some of whom have subsequently been employed with TORM USA LLC.

The Company’s new US office is in OMI’s former headquarters in Stamford, Connecticut, north of New York. The Stamford office today has 22 employees.

Following the acquisition of OMI and the establishment of the office in the USA, TORM is now equipped to meet the growing commercial and technical demands from customers and authorities in the local time zone. In addition to the commercial business development, which is to attract cargoes and vessels from North and South America to TORM, the office undertakes the operational and commercial role in connection with the operation of the fleet. Internal accounting and IT functions are also handled by the US company, which in addition coordinates TORM’s growing and considerable environmental programme in collaboration with the office in Denmark.

To maintain TORM’s cultures and values and ensure the successful integration of employees in the USA, two experienced employees from the office in Denmark have been seconded to the office. One of these has been appointed the new manager of the office, in charge of the commercial business development in North and South America, and the other is included in the team handling the commercial operation of the fleet.

Within the organization, TORM USA reports to Anders Engholm, Executive Vice President, Tanker Division.

TORM 2008-2010 – “GREATER EARNING POWER 2.0”

At the beginning of 2008, TORM’s Board of Directors approved a new and very ambitious three-year strategy “Greater Earning Power 2.0”. The strategy is a continuation of the previous strategy, “Greater Earning Power”, which had already been achieved by the end of 2007 – one year ahead of schedule. The strategy is primarily a functional strategy.

The most important elements of the strategy are:

•	Ensure a solid return on invested capital.
•	Take advantage of the strong balance sheet for continued investment.
•
Achieve strong growth in product tankers as well as in bulk by increasing the number of vessels to 225-250 incl. pool vessels over the coming three years. By the end of 2007, TORM’s fleet consisted of 128 vessels incl. 42 pool vessels.

•	Growth should principally be focused on the product tanker area, although investment will also be made in bulk carriers.
•	In order to reduce tied-up capital and increase flexibility, the Company seeks a fleet composition of approximately 70% owned vessels and 30% chartered vessels.
•	Take advantage of the global presence.
•	Expand and develop pool arrangements.
•	Continue developing internal analysis and business development.
•	Strengthen staff recruitment, development and retention.

The basis of the new strategy is that the previous “Greater Earning Power” strategy from 2005 has been achieved through the acquisition of OMI and an active newbuilding programme.

In 2007, the Company therefore decided to start a process aimed at setting out a new strategy for the coming three years. In this connection, the external market was analyzed in the form of competitors, shipyards, market drivers, the supply and demand situation, etc. To obtain an overall solid and well-founded picture of the strategic context in which TORM will find itself in the coming years, internal strengths and weaknesses were identified.

More than 200 employees worldwide were involved, in part to exploit the great amount of knowledge found in the organization about our markets, in part to ensure that the new strategy is executed through active ownership by key employees.

There are many attractive business opportunities in the segments in which the Company is active today. Moreover, with regular strategic adjustments, the current business model has proven effective at high as well as low rate levels. TORM will continually develop the strategy, including considering new business areas, but the Company does not expect to make any dramatic changes to the strategy in the coming years.

All investment opportunities are divided into four areas of which product tankers and Panamax dry bulk carriers are focus areas that are monitored closely. Chemical tankers, gas tankers and other dry bulk vessels are monitored for capital investments. Technical management and crewing are monitored for market developments. Direct investments in shipyards are not considered to be relevant.

The vision in “Greater Earning Power” was to ensure TORM a leading and profitable position with a primary focus on product tankers and, on a smaller scale, dry bulk. The new strategy is called “Greater Earning Power 2.0” because it in many ways represents a continuation and development of the former strategy. “Greater Earning Power 2.0” maintains the vision and further develops this vision in The New TORM with special focus on competence development and responsibility across the entire global organization.

“Greater Earning Power 2.0” is a functional strategy that will give a competitive advantage by combining an increased volume with an optimization of the separate parts of the Company. TORM still has big growth ambitions for the type of product tankers which currently play a role fore TORM. In addition, TORM expects to step up growth in the bulk business, while maintaining the current position as a quality provider of Panamax vessels.

Our business model is based on a combination of experience and data and our constant focus on performance through the global organization. The business model is based on our values, leadership and culture. “Greater Earning Power 2.0” will refine this business model even further not only by developing its individual elements but also by continuously strengthening the processes creating coherence between the columns in the chart. These include management systems, education and training as well as communication.

TANKER DIVISION
It is TORM’s objective to further consolidate the product tanker market, mainly by increasing the number of earning days for the smaller vessel types. This development is to come about through growth in the individual pools, but first and foremost through organic and acquisitive growth. TORM believes that by offering the customers increased flexibility the Company will be able to strengthen its market position and improve earnings. Improving the utilization of the vessels will strengthen the efficiency, leading to additional economies of scale in terms of procurement, manning and operations.

If it is deemed beneficial to the Company’s development, the tanker fleet will be expanded by continuing the extensive newbuilding programme and by acquiring existing vessels and fleets, possibly including acquisitions or mergers with other companies. TORM will also charter more vessels on long-term contracts.

BULK DIVISION
If it is deemed commercially viable, the Company will increase its presence in the bulk market. Growth will principally come about by chartering vessels, unless potentially interesting investment opportunities arise.

The Company will maintain its policy of hedging a major proportion of its risk related to freight rate fluctuations by chartering out vessels on contracts of one to two years’ duration.

QUALITY
TORM is known for its high quality of vessels as well as of technical and operational services. TORM aims to exceed market expectations in these areas. TORM wants the customers to experience a high level of quality in all areas of this trading - and for this to happen consistently and with a great deal of insight into the individual expectations of the customers.

FINANCIAL STRATEGY
The Company’s strategy is based on a very solid financial foundation, ensuring that there is capacity available for further profitable expansion.

The timing of investment and assumption of liabilities is essential in shipping. In light of the high tonnage prices combined with TORM’s criteria for returns on investment, prudence and caution is the proper approach. It is against this background that TORM wishes to retain a significant financial capacity to undertake investments when the timing is right.

SUPPLY AND DEMAND
– PRODUCT TANKERS

In TORM’s assessment, supply and demand in the tanker market will be in balance up to 2011. The figure below shows the conclusion to a comparison made of the global order books with the factors affecting demand. The expected demand is based on increased refinery capacity in areas far away from the consumption areas, the phase-out of single-hulled product tankers, continued increased global demand for oil, more port days and arbitrage in products from the increased oil demand and from new refineries in India and the Middle East. The individual elements in the expected demand are detailed below compared to supply.

SUPPLY

FLEET SIZE AND ORDER BOOK
Shipyard activity has increased sharply in recent years as a result of the very positive development in the industrial shipping market. The demand for newbuildings has led to major growth in the number of shipyards and an expansion of the capacity of existing yards in the major shipbuilding nations, particularly China and Korea. Nonetheless, it is assessed that the product tanker fleet’s expansion will be less than immediately indicated by the increased capacity.

Several of the new Asian shipyards are presently not able to build advanced tonnage such as product tankers. In addition, the period of time from contracting to delivery of a vessel has become considerably longer. Whereas the contracting period used to be 18-24 months, since 2004 it has been extended to 36-42 months. Moreover, the delivery dates of vessels from new shipyards are subject to significant uncertainty. Increasing order books have also drained the supply of main engines and crank shafts, as the producers of these products have not increased their capacity correspondingly. The most important consequence of this is that even if efficiency in the yards’ production process is improved, this is not likely to result in more vessels being built than those already on order for the period.

In the product tanker areas, in which TORM operates, the existing global fleet at 31 December 2007 stood at 1,039 vessels consisting of 693 MR, 227 LR1 and 119 LR2 vessels (source: Inge Steensland AS Shipbrokers).

The total order book of product tankers for delivery in the period 2008-2011 currently stands at 684 vessels, which converted into MR vessels, equals 935 units corresponding to a 66% increase of the existing fleet. The fleet is converted into MR units by adjusting for size and sailing pattern. The effect of this on individual segments is that the MR fleet will be increased by 68% over the period, LR1 by 52% and LR2 by 78%.

2009 is expected to be the year with the greatest newbuilding programme. Subject to some extent to developments in freight rates, the IMO regulations on the phasing-out of single-hulled tankers in 2010 will, however, mean a gradual reduction of the older part of the fleet, to the benefit of the overall fleet development. Some 17% of the existing product tanker fleet is expected to be phased out in the period up to 2011 equaling 226 MR units.

The rate at which the older tonnage is phased out could well increase further in the coming years as certain major oil companies choose not to use tonnage that is more than 20 years old. Less favorable freight market developments could also affect the rate at which the vessels are phased out.

DEMAND

EXPANSION OF REFINERY CAPACITY
The capacity of the world’s refineries is expected to be increased by some 11 million barrels/day in the period 2008-2011, equaling a 12.5% increase relative to the present capacity of approximately 88 million barrels/day  (source: PvM Refinery Outlook). The increased capacity is principally due to the growing demand for refined oil products and the refineries’ reduced operating costs.

A smaller proportion of the new refineries will be located in the major consumption areas, the USA and Europe. The majority will be placed in India and the Middle East, which is expected to lead to increased overall transport needs up to 2011, as a limited amount of India’s and the Middle East’s production of refined oil products is for domestic consumption because higher margins make it possible to compete with the old refineries in the areas of consumption.

The USA is the largest importer and consumer of refined oil products in the world and is therefore of great importance to the development of the overall transport need. As the new refineries are located mainly in India and the Middle East, the development in US consumption will cause an increased transport need and thus absorb the capacity of additional newbuildings. In 2009, the Middle East is expected to produce an additional one million barrels of refined oil products per day. Transporting this increased production to the USA would require some 150 MR vessels.

Experience shows that some of the refinery expansions will be abandoned or put off, and the actual expansion of capacity is therefore expected to be less than forecast. If the expected refinery expansion is translated into vessel equivalents, it would utilize approximately 48% of the global order book.

Expansion of the refinery capacity is expected to equal 449 MR units.

INCREASE IN OIL DEMAND
The development of the global oil consumption is essential to the product tanker market, and in 2007 the global oil consumption amounted to 85.8 million barrels of oil/day. Energy Information Administration, EIA, expects the yearly increase in the oil demand to be approximately 1.7% from 2008 to 2011, equaling an annual increase of 1.5 million barrels/day.

The growth in oil demand is expected to absorb 112 MR units.

NUMBER OF PORT DAYS
The number of port days for TORM’s fleet has increased by approximately 6% per year since 2003 and has been an important factor in the balance between supply and demand. Going forward, an annual increase in the number of port days of 3% is expected.

The growth in port days is expected to absorb 92 MR units.

ARBITRAGE
Arbitrage shipping, evening out price differences of refined oil products between loading and discharge port, has become increasingly important in recent years for the demand for product tankers. In 2007, arbitrage shipping accounted for some 30% of TORM’s product tanker transports.

The development in arbitrage shipping is expected to absorb 56 MR units.

OTHER FACTORS
Other factors, such as conversion to bulk vessels, environmental restrictions, etc., are also important, but they are difficult to quantify and are therefore not part of this analysis.

SUPPLY AND DEMAND
– PANAMAX BULK VESSELS

The Chinese and, to some extent, the Indian economy are essential to developments in the bulk markets. These two countries’ increased trading with the rest of the world has meant a sharp increase in the transportation of raw materials and, consequently, in the demand for bulk carriers. This has resulted in an increased number of waiting days in a number of ports, primarily in Australia, as they do not have sufficient capacity to handle vessels at the required speed. It seems that the infrastructure in terms of ports, roads and railways is not being developed at the same rate as the expansion of the global fleet. This situation is therefore expected to continue for some time to come.

The increased demand for transportation of iron ore and coal is the principal driver behind the very high freight rates seen in recent years. In 2008, transportation of iron ore and coal is expected to account for 31% and 32% of the total bulk market respectively (source: MSI), with an expected growth rate of 6.6%. In 2009, the growth in transportation of bulk products is expected to be 5.6%. Other shipping analysts however, expect the growth rate to be as high as 7%.

The contracting activity in 2007 was extraordinarily high in the bulk segment, including Panamax, which is the type of vessel that TORM operates. Panamax vessels are bulk carriers with a size of 60-100,000 dwt. At year end 2007, the global fleet comprised 1,484 Panamax vessels (source: Fearnleys), and in the Panamax market alone, 292 new vessels were contracted in 2007, corresponding to approximately 20% of the total Panamax fleet. The total order book of Panamax newbuildings at the end of 2007 was 483 vessels, equaling 33% of the existing fleet. At the end of 2006, the Panamax order book equaled 16% of the existing fleet.

The many new shipyards being established in China are still expected to primarily build bulk carriers, including Panamax vessels, and the order book is thus expected to increase further, although primarily for delivery after 2011.

The extraordinarily high freight rates in 2007 meant that many single-hulled oil tankers were converted into bulk carriers. Similarly, part of the global tanker order book is being converted into bulk carriers. However, estimates of conversions are subject to considerable uncertainty.

With the huge increase in the number of bulk carriers contracted in 2007, the global order book is currently at a historical high of 2,153 vessels (source: Fearnleys) in total, equaling 32% of the total fleet. Due to the economic growth in China and India combined with the phasing-out of old vessels dating from the early 1980s, supply and demand are nonetheless expected to remain balanced at the end of 2009, however with supply slightly exceeding demand.

CSR – CORPORATE SOCIAL RESPONSIBILITY

SUSTAINABLE DEVELOPMENT
TORM takes active responsibility for contributing to a global sustainable development. In TORM, a good financial performance therefore goes hand in hand with the wish to be accountable to our shareholders, customers, employees, business partners and others who are affected by TORM’s activities.

Accountability is an integral part of TORM’s business, whether in terms of corporate governance (see the section on p. 50), in terms of environmental concerns or in terms of social and safety issues. This is reflected in the Company’s mission as well as in the fact that all vessels are operated according to the highest standards, regardless of which flag they are sailing under. Therefore, the vessels are amongst other things required to meet rigorous safety, quality and environmental standards.

The three areas which, in combination with financial performance, are particularly relevant to assessing the sustainability of TORM’s business are safety and quality, working conditions for our employees and those of our business partners and environment. Protecting crew, environment, cargo and vessel is essential to the Company, and TORM has therefore implemented a certified management tool covering safety, quality as well as environmental concerns.

SAFETY AND QUALITY
It is TORM’s objective that the operation of the Company’s vessels should meet the most stringent safety requirements. Through systematic safety reviews ashore and at sea, the Company assesses all aspects of operations and thus minimize risk. The vessels’ operating procedures are regularly evaluated and improved in order to ensure that the vessels are operated as safely as possible.

TORM’s own risk assessments and experience play a key role in connection with reviews and development of the operating instructions. Moreover, there are a large number of external parties who contribute to setting operating standards. In addition to the statutory requirements set out by the International Maritime Organization (IMO), the various flag states, TORM’s customers and the oil companies play a major role in that they all make specific safety demands. TORM considers the oil companies its business partners and therefore shares all relevant safety information with them in order to continuously expand knowledge and awareness of safety in the industry.

However, systems alone do not operate the vessels. Without the highly experienced and responsible officers and crews, the vessels would not be able to meet TORM’s high standards. As safety requirements continuously grow stricter, so do the training demands. TORM has developed a major training programme that sets new standards for training of all seafarers, from ordinary seafarers to senior officers. The training programme is developed in close collaboration with the training centres responsible for training our seafarers.

WORKING CONDITIONS
Working conditions on the Company’s vessels are a permanent focus area, and this proactive approach limits the risk of incidents and accidents. The number of industrial accidents per million hours of work was 1.9 in 2007 (1.3 in 2006).

The systematic approach to managing working conditions meets the requirements of the OHSAS 18001 occupational health and safety standard, and the Company will regularly assess whether certification should be obtained.

TORM believes that the Company’s accountability goes beyond its own employees. Accordingly, the Company will in 2008 perform a self-assessment in accordance with the SA 8000 standard. SA 8000 makes demands of the conduct of both the Company and its suppliers in the employee rights and human rights areas.

In addition to this, TORM has set up a health insurance plan for employees who are not covered by a national health plan and for their families. These include employees from the USA, India and the Philippines.

The TORM Foundation in 2007 made a major donation to the establishment of the TORM Philippines Education Foundation. The objective of the new foundation is to support the children of TORM employees or poor students in the Philippines who are interested in training in the shipping business or would like to engage in a maritime education.

ENVIRONMENT
In 2007, the Company was certified according to the ISO 14001 environmental management standard, under which TORM is required to constantly reduce its environmental impact, and the Company’s compliance with this is controlled. As a result of this recent certification, TORM has this year decided to focus particularly on the environment in TORM’s accountability reporting.

TORM’s principal activity, shipping, can be split into three phases, each of which has its own environmental impacts: Construction, operation and resale/recycling.

The most significant environmental issues and impacts of shipping activities are:

•	Consumption of fuel and use of subsidiary materials causing global warming, acidification, water pollution, smog and depletion of natural fossil resources.
•	Release of substances from bottom paint that may have a toxic effect on human beings and ecosystems.

Other issues include discharge of ballast water, use of chemicals for cooling and fire protection, waste handling, spills and loss of cargo.

CSR - CORPORATE SOCIAL RESPONSIBILITY

Although sea transports generally consume less energy and emit fewer substances to the environment than comparable rail and road transports, TORM continually seeks to reduce its environmental impact through measures at all three stages of a vessel’s life.

CONSTRUCTION
The design of the vessel and choice of engine have a significant effect on its resource consumption and environmental impacts during operation. Therefore, TORM’s environmental efforts already begin during the vessel’s design phase.

TORM’s owned vessels are constructed at large, recognized and internationally-oriented shipyards such as Guangzhou and Dalian in China. At each of the shipyards, TORM has seconded a team to supervise that the Company’s high newbuilding standards are met. Avoiding errors and defects during the construction phase reduces the use of resources and minimizes the risk of subsequent accidents.

TORM wishes to maintain a modern fleet. The Company therefore continually renews the fleet, allowing it to improve the engines for the benefit of the environment as well as the business.

In 2007, TORM signed an agreement for delivery of seven engines for a series of product tankers from the Guangzhou shipyard in China. The engines, of model 6550ME-B, are supplied by MAN Diesel and are the most fuel economic in their engine class. The improved fuel economy is expected to lead to a 4.5% reduction of CO2 emissions.

All TORM’s vessels are equipped with double-hulled cargo holds, and the Company was among the first to use double-hulled fuel tanks.

OPERATION
The greatest environmental impact during the operating phase is the consumption of fossil fuels for propulsion, electricity and heating. Consumption and emissions depend on such factors as draught and trim, propeller slip, the condition of the hull and the degree to which the engine is optimized.

In 2007, TORM carried out a number of activities expected to further improve the efficiency of the vessels. The most important of these are:

•
The fitting of torsion meters on 12 vessels. This makes it easier to increase the efficiency of the engine and thus reduce fuel consumption and emissions. The plan is for all of TORM’s vessels to have torsion meters fitted by the year 2009.

•
Electronic cylinder lubrication has been fitted on ten vessels. This is expected to reduce cylinder oil consumption by up to 40%. This, in turn, means a reduced release of particle-rich materials. The system will gradually be fitted on all vessels as they dock.

•
The use of silicone-based bottom paint, which improves propulsion and thus reduces fuel consumption. The effect is most apparent on relatively high-speed vessels, however, and TORM’s tests on two vessels have not yet demonstrated any clear effect. Nonetheless, the experiment will continue in 2008-2010. Bottom paints used to contain tributyltin (TBT), but TORM’s fleet of owned vessels has been TBT-free since 2004.

In addition, TORM has started a major maintenance programme to ensure that the fleet’s propellers and hulls are in optimal condition. Along with effective route planning, this further reduces fuel consumption. TORM are also experimenting with adding additives to the fuel, which reduces the amount of sludge and improves fuel economy.

Operating vessels produces various kinds of waste, and as it is not known in advance in which port the vessel will dispose of the waste, strict waste handling requirements apply onboard TORM’s vessels. These include sorting, disposal and recycling.

Overall, TORM assesses that choosing efficient machinery, continually optimizing the fleet and planning routes efficiently lead to an expected annual reduction of CO2 emissions.

ACCOUNTABILITY OVER THE LIFE OF A VESSEL

CONSTRUCTION	►	OPERATION	►	RESALE/RECYCLING

Choice of supplier		Fuel consumption and air emissions		Recycling
Choice of raw materials		Bottom paint		Clean-up
Choice of engine		Ballast water		Waste
Working conditions		Waste		Hazardous waste handling
		Noise		Working conditions
Spills
Maintenance
Route planning
Working conditions

RESALE/RECYCLING
The average life of a TORM vessel is 25 years. TORM operates in the top segment of shipping, in which customers make high quality demands. TORM therefore typically sells its vessels after 5-10 years of operation. This means that the vessels have a number of years left to operate before being recycled.

At the end of a vessel’s life, the majority of its weight will be recycled for the benefit of the environment, but all too often the handling of hazardous substances is inadequate in the places where the vessels are prepared for recycling. Consequently, TORM has introduced a scheme demanding that all newbuildings must be provided with a green passport, which is a detailed, class-approved list of the vessel’s hazardous substances. The green passport follows the vessel throughout its life and will contribute to ensure that it is recycled in an environmentally responsible and safe manner.

A comprehensive discussion of TORM’s environmental efforts will be available in the environmental report for 2007, which will be available at the Company’s website in 2008.

MERGER OF MANAGEMENT SYSTEMS
The integration of OMI also means combining the two companies’ management systems. At the takeover, OMI had certified management systems covering quality (ISO 9000:2000), environmental management (ISO 14001), occupational health and safety (OHSAS 18001) and human and employee rights (SA 8000). These certificates cannot be transferred directly to TORM, but the management systems will be maintained and during the course of 2008 TORM will assess to what extent certification should be obtained for the areas currently not certified.

TORM has bought a green cow, designed by the Icelandic artist Thora Pia Finnsdottir. The money paid for the cow was donated to Red Barnet, the Danish division of Save The Children, and the cow is now touring all departments in connection with the establishment of environmental targets for the coming year.

“We bought the cow when our environmental efforts were certified under ISO 14001. The aim is to remind us all in a visible and entertaining way that it can make a difference if each of us contributes to improving the environment”, says Klaus Kjærulff, CEO.

NUMBER OF ACTIVE VESSELS IN THE PERIOD INCLUDED IN THE REPORT (in months)
	Vessels from OMI	2007(3)	2006
SR tankers	50	0	0
MR tankers	0	153.5	132.5
LR1 tankers	10	102.3	95.0
LR2 tankers	55	113.5	101.0
Bulk vessels	0	63.0	0.0
Total number of vessels months	115	432.3	328.5

Emissions from fuel in tons
Fuel oil use (HFO)	58,263.1	347,357.6	299,437.1
Fuel oil use (Low Sulphur HFO)	36,030.5	23,308.9	4,345.,3
Motor gas oil	2,382.5	10,590.2	7,837.8
Lubricating oil	-	2,982.8	2,409.6
CO2 emissions	304,629.9	1,199,668.0	969,283.0
SOx emissions	4,093.2	19,863.6	18,273.3
NOx emissions	8,962.0	35,065.1	28,323.9

Emissions per tonkm (1 ton goods transported 1 km)
CO2 emissions	6.17 g/tonkm	5.88 g/tonkm
SOx emissions	0.10 g/tonkm	0.11 g/tonkm
NOx emissions	0.18 g/tonkm	0.17 g/tonkm

Truck CO2	109.6 g/tonkm
Train CO2 1)	28.0 g/tonkm
2000 t bulk vessels CO2 1)	16.0 g/tonkm
Cargo plane CO2 2)	537.0 g/tonkm

Operational aspects
Waiting in %	2.40	2.20
In harbour in %	34.56	33.06
Ballast voyage in %	25.60	25.46
Laden voyage in %	37.45	39.28

1) Reference Key2Green.dk
2) Lufthansa
3) Excl. vessels taken over from OMI

HUMAN RESOURCES

In a dynamic, international and competitive market it is important for TORM to be able to attract and retain the best commercial and technical employees.

ASHORE
The Company’s significant growth in 2007 resulted in many new employees. This expansion gave rise to a number of new positions, and TORM succeeded in attracting applicants and filling these positions with competent and highly qualified people. In 2007 TORM was also satisfied to note a low staff turnover of 6.8%. At the end of 2007, the Company had 296 employees ashore, of which 143 were employed in Copenhagen, 97 in India, 14 in Singapore, 22 in the USA and 20 in the Philippines.

In India and the USA, the acquisition of OMI meant a major addition not only of vessels but also in particular of highly competent employees at sea as well as ashore. This presented new opportunities in terms of how TORM uses the human resources, but also new demands as to how TORM perceives the organization and employees. In the second half of 2007, the Company focused on the integration of the OMI organization and, had many positive results from this integration work. TORM’s values (professionalism, entrepreneurship, respect) have been, and will continue to be, an essential part of the integration work.

In order to handle the continued growth strategy, the focus on Human Resources will be greatly strengthened in 2008. With the intense competition for competent employees in the shipping industry, it is of course essential that TORM still succeeds in attracting the best talents. Therefore, TORM’s focus on corporate branding will continue in future with the aim of making TORM a name that is so well known that it becomes natural for career seekers to look for jobs with TORM.

In collaboration with other leading shipping companies, the Company will continue to offer a two-year traineeship combining practical training with a solid theoretical education The latter is organized in collaboration with Esbjerg Handelsskole and Copenhagen Business School in the form of an HD graduate degree with the possibility of a subsequent MBA degree.

TORM’s employees are generally offered good opportunities for competence building, and 2007 was no exception. Enhancing employee skills is not only part of TORM’s retention policy, it is also a key element in the development of the business as well as the employee. In the course of 2008, TORM will implement a new performance management process which is designed to significantly increase the attention to this area as well as to focus even more on the most talented employees and on robust successor planning in key positions.

The HR Department spent the last few months of 2007 on planning an ambitious, international leadership development programme for all of TORM’s land-based managers. TORM considers good leadership a key factor, and the individual manager has a big responsibility for professionally handling HR-related tasks. The launching of the leadership development programme in the first quarter of 2008 is therefore eagerly awaited.

An important element of TORM’s success is the Company’s culture and values, which reflect the way in which TORM conducts business. Culture and values are also important factors in the integration work with OMI. All employees, ashore and at sea, attended culture and value seminars in 2007. These seminars will in 2008 be followed up by further initiatives which are meant to continually ensure that all employees have a common understanding of the Company’s culture and values and that these values become a natural part of our actions and our language.

AT SEA
TORM is a dynamic, growing company, and high priority is given to recruiting motivated seafarers at all levels so that the Company’s vessels are, and remain, operated according to the highest standards. Competitive pay, developed with the aim of retaining and inspiring the very best employees, recognition and staff benefits are important parameters in our future recruitment – also for the Company’s considerable newbuilding programme.

All seafarers are offered career development and promotion opportunity through training and development programmes. When at sea, the seafarers have computer-based training programmes at their disposal, allowing them to train at their own pace.

TORM is particularly proud of the senior officers’ seminars held to ensure that the entire fleet receives continual training in the Company’s policies and practices. In recent years, TORM has held senior officers’ seminars in Denmark,  India, the Philippines and Croatia.

The Company has regularly launched many initiatives aimed at offering chief officers and second engineers a managing training programme, and thus an opportunity for promotion. A total of 20 people have completed the four-module training programme.

In recent years, the Company has increased the number of apprentice officers, and TORM is currently taking on about 50 each year.

The Company’s approximately 3,000 seafarers have many different nationalities, including Danish, Indian, Philippine and Croatian, and they are managed from manning offices in India, the Philippines and Denmark.

MANAGING RISK AND EXPOSURE

Shipping is an industry highly sensitive to macroeconomics and changes in political and legal circumstances. Furthermore, TORM is exposed to the risks associated with owning and operating vessels globally with a primary focus on the spot freight market.

The Board and Management actively identify and evaluate the Company’s significant risks with the objective of managing the sensitivity of the results and financial position to those risks in accordance with the Company’s strategy and risk policies. Management assesses the risks considered to be most significant for the success of the Company on at least a yearly basis and plans any action deemed relevant to adjust the sensitivity to those risks. Risk and actions are discussed with the Audit Committee and the Board of Directors on at least a yearly basis. TORM’s risk management also entails identifying the opportunities associated with those risks, such as volatile freight rates.

The risks can generally be divided into three categories: Industry and market related risks, operational risks and financial risks. TORM’s most significant risks are described below. Please refer to page 12 and note 21 for sensitivity analyses.

INDUSTRY AND MARKET RELATED RISKS
Industry and market related risk factors relate to changes in the markets and in the political, economical and physical environment that Management cannot control and only influence to a very limited degree, but nevertheless must consider in the long-term strategy planning for the business and the short-term execution of the strategy.

POLITICAL AND MACROECONOMIC RISKS
Shipping is a highly cyclical industry. The cargoes that TORM’s vessels carry around the world include refined oil products, iron ore, coal and other products, for which the demand is highly dependent on macroeconomic developments and political decisions. These decisions and developments also affect the price of bunkers and steel as well as the rules under which TORM operates. Changes in demand for the cargoes that TORM carries affect our revenues, changes in bunker prices affect the operating expenses and changes in steel prices affect the prices of vessels. Changes in the rules governing the shipping industry, e.g. IMO regulations, affect the market participants in the way they organize themselves and carry out their operations, and all of these factors ultimately affect the Company’s earnings and the value of the Company.

TORM monitors product tanker and bulk market trends as well as the global economic trends that are likely to affect the Company’s business areas. The analysis of supply and demand on page 34-36 is an example hereof. These ongoing efforts are designed to ensure that the Company’s strong commercial expertise is complemented with thorough analyses in order to improve the basis for the Company’s decisions, and thereby reduce risks and capitalize on potential business opportunities. The political and macroeconomic risks are typically of a general nature and are assessed to affect all market participants in a more or less similar fashion.

FREIGHT RATE VOLATILITY
The Company’s income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes the freight rates.

In the tanker segment, TORM’s primary risk objective as part of the pool concept is to reduce the sensitivity to the volatility of freight rates not by entering into long-term agreements at fixed freight rates, but rather by achieving economies of scale and optimizing the offering to the customer and using the Company’s knowledge of the market and good geographical coverage to achieve the highest possible earnings under any given market conditions. Therefore, voyages are primarily fixed at rates reflecting prevailing market conditions with an average duration of 20-40 days.

Within the tanker pools, freight income is to a certain extent covered against volatility through the use of physical contracts, such as cargo contracts and time charter agreements, and financial instruments, such as forward freight agreements (FFAs) and synthetic time charter contracts. Coverage is typically made 6 to 12 months forward. In addition to the coverage arranged in the pools, TORM may supplement with additional coverage on the basis on market expectations and in accordance with the Company’s risk management policies.

In 2007, 50% of freight earnings deriving from the Company’s tankers were secured in this way. Time charter parties accounted for 70% of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2007, the Company entered into FFAs with a contract value of USD 264 million.

FFA trade and other freight related derivatives are subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures. Transactions are registered in an industry developed IT system, which provides daily market reports to Management and input for financial reporting. On a limited scale and within the boundaries set out by the Board of Directors, the Company from time to time enters into FFA contracts as a supplement to the physical positions in vessels. In order to control the Company’s FFA positions, the Company applies a risk management software based on the Value-at-Risk method.

In the bulk segment, TORM is a relatively small market participant, and the Company reduces sensitivity to the volatility of freight rates primarily by entering into time charter agreements, typically of 12 to 24 months’ duration.

SALES AND PURCHASE PRICE FLUCTUATIONS
It is a core element of TORM’s strategy to maintain and expand a large fleet of modern vessels, particularly in the tanker segment, through contracting newbuildings and through transactions in the second-hand market. As a result, the Company is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their lifetime.

Based on an overall portfolio approach and by consistently maintaining a strong financial position, the Company’s policy is to be in a position to purchase and sell tonnage when the timing is considered optimal. Management continuously evaluates sale and purchase opportunities and recommends these to the Board of Directors based on prevailing market information and the Company’s long-term market expectations.

With regard to TORM’s newbuilding programme, with 21 vessels on order at Chinese shipyards at year-end, the yards have issued guarantees for the Company’s pre-payments made through the construction period. All guarantees have been arranged via state-owned banks. At the end of 2007, prepayments to these shipyards totalled USD 257 million.

BUNKER PRICE FLUCTUATIONS
The Company’s operating result is affected by movements in the price of fuel oil consumed by the vessels – known in the industry as bunkers.

To cover this risk, the Company hedges the price of part of its bunker requirements. Within the tanker pools, bunker requirements are hedged when a contract of affreightment covering several voyages has been concluded at a fixed freight rate. Coverage is usually provided for a period of up to 12 months forward.

In December 2007, TORM introduced a rolling bunker hedging programme as a supplement to the hedging activities within the pools. The purpose of the rolling programme is to build up a hedge position of 20% of the bunker exposure as independent of the current forward rates as possible. This is considered to be the least risky approach to start hedging in a period of all-time high bunker forward prices. TORM will buy bunkers about 40 times for the coming 12 months of about 0.5% of the exposure to reach the hedge percentage.

Bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

For bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments, but the requirements are generally less, given that the majority of earnings derive from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

OPERATIONAL RISKS
Given the political and macroeconomic environment, the conditions within the shipping industry and the risks associated herewith, the Board and Management make certain strategic, managerial and operational choices in setting up the Company’s objectives and the means to achieve those objectives. Operational risks are those risks associated with the management of the business and the day-to-day operations.

VESSEL UTILIZATION
In the tanker segment, TORM is a shipowner with a large fleet of modern double-hulled vessels. The Company’s strategic focus is to provide a quality service to cargo holders, which requires us to operate primarily in the spot freight market. Consequently, vessel utilization is a significant risk factor.

In the bulk segment, TORM does not have the same short-term exposure as the vessels are chartered out on time charter contracts.

By operating and participating in large well-established tanker pools and through the careful matching of front and back haul cargoes, the Company achieves an optimal geographical coverage and market presence and minimizes ballast time and waiting days. On this basis, TORM is able to maximize its vessel utilization and achieve higher and more stable earnings than the Company would on its own.

SAFE OPERATION OF VESSELS
Groundings, collisions, pollution or similar events can have serious consequences, and operation of vessels is consequently heavily regulated by statutory bodies. Such events could result in financial losses, in the short term through loss of hire, cost of vessel repairs, claims and penalties, and in the longer term through loss of reputation caused by delay and customer dissatisfaction. In addition, many customers including the major oil companies have set up own standards relating to safety, protection of the environment, etc. that the vessel, the crew and the land-based operation must fulfil in order to be allowed to transport oil products for them. Inspections, so-called vettings, are carried out by the oil companies to ensure that their standards are fulfilled.

A high standard of operation is a cornerstone in the way that TORM conducts its business. TORM has dedicated the necessary specific resources and built up good management systems to ensure that the Company is in compliance with both statutory requirements and additional requirements from customers concerning operational procedures, quality and experience of seafarers, etc. Officer seminars are conducted several times a year to secure that the sea-based staff always has the most recent knowledge of regulations and best practice.

In order to document and assist in maintaining a consistently high standard of operations, the Company observes the voluntary International Standards such as ISO 14001 and the compliance with this standard is audited annually by Lloyd’s Register.

The Company’s Quality Management System (QMS) observes the requirements of mandatory and voluntary standards.

TORM recruits seafarers from four different geographical areas in order to be able to select the best qualified staff and to avoid undue reliance on a specific manning source.

For further details on security and quality, working conditions and environment, please refer to page 38.

INSURANCE COVERAGE
In the course of the fleet’s operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents. In order to reduce or eliminate any financial loss and/or other liability that the Company might incur, the fleet is insured against such risks to the extent possible.

The total insurance program comprises a broad cover of risk in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, third-party casualty and liability, hull and engine damage, total loss and war. All of TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. All vessels are furthermore insured for loss of hire for a period of up to at least 90 days in the event of a casualty.

It is TORM’s policy to cooperate with financially strong international insurance companies with a rating of BBB or better – presently some 8-10 companies along with two P&I clubs to diversify risk. At the end of 2007, the aggregate insured value of hull and machinery and interests for our owned vessels and newbuildings amounted to USD 5.7 billion. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and the Company’s vessels are insured with approximately USD 5 billion which is the maximum cover offered. P&I clubs differ from traditional insurance companies as the participants are jointly liable. In case a member withdraws from a club, the member remains liable for a certain number of years for claims arisen in the period prior to withdrawal, unless the participant pays a release call. The Company does not expect to pay any amounts to P&I clubs relating to the period prior to 31 December 2007 in addition to the agreed and announced premium payments.

STABILITY OF IT SYSTEMS
TORM’s ability to service the customers and operate the vessels is dependent on the access to and continued operation of certain critical IT systems, primarily a vessel operations system including information about vessel positions, the Company’s own agreements with customers and other agreements made in the market, the electronic mailing system, a system recording estimated and actual earnings on individual voyages and the financial accounting system.

All IT systems are monitored, maintained, protected and developed systematically and safely in accordance with the Company’s internal control system “INCA”. The internal control system includes an IT system recovery plan detailing how the employees should react and continue to conduct the business in case of an emergency rendering a system inactive. The plan is designed to allow TORM to resume business activities within a few hours of a total system failure and to continue business without interruptions in the case of more limited system failures. IT systems are added, updated, developed and replaced in accordance with a system life cycle model, which is designed to ensure that the Company’s IT systems can always be serviced under license and support agreements and that the total IT platform is coherent and well functional at all times.

MANAGING RISK AND EXPOSURE

COUNTERPARTY RISK
The Company’s credit risks are associated partly with receivables, cash and cash equivalents and partly with derivative financial and commodity instruments with positive fair value. The maximum credit risk associated with financial assets is equal to the values recognized in the balance sheet.

The majority of TORM’s customers are companies that operate in the oil industry. It is assessed that these companies in all essentials are being affected by the same risk factors as those identified in TORM’s Tanker Division.

A major portion of the Company’s freight revenues is concentrated on a small group of customers. In 2007,
10 customers accounted for 64% of freight revenues, and two customers accounted for 14% and 10% of freight revenues, respectively.

Financial instruments are only entered into with major banks with a high credit rating and with reputable partners with a satisfactory credit rating. TORM only trades freight and bunker derivatives with high rated well founded counterparts and foremost, directly with the parent company. The largest counterparts with respect to FFA trade are Morgan Stanley and Trafigura, which each accounted for 10-15% of the volumes traded during 2007. The credit risk is limited with all counterparts as volumes are relatively small. Compared to physical fixtures, the Trafigura fixtures during 2007 compare to 15 physical MR cargoes distributed over the year with a maximum risk of loss of approximately USD 3.0 million. For comparison, TORM fixed 19 physical cargoes to Trafigura during 2007 in the MR business area alone.

The high concentration of risk on a few customers requires strict attention to credit risk. TORM has a credit policy under which a continued credit evaluation of new and existing customers take place. For long standing customers, it is normal practice that the payment of freight takes place after a vessel has discharged her cargo. For newer, smaller and less well-known customers, the Company’s financial risk is limited by the fact that most often it is a condition that freight is paid prior to the cargo’s discharge or, alternatively, that a suitable guarantee is placed in lieu thereof.

Unlike the product tanker market, the bulk market is very fragmented. Due to the relatively long contracts in the Bulk Division of 12 to 24 months, vessels are only chartered out to large customers with a solid reputation that are well-known to TORM regardless of whether a higher charter rate could potentially have been obtained from other smaller and unknown customers.

The Company’s receivables therefore primarily consist of receivables from cross-over voyages and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payment or any other freight agreements.

With regard to the collection of demurrage, the Company’s average stands at 95-97% which is considered to be satisfactory given the differences in interpretation of events. Demurrage represents approximately 4% of the total freight earnings.

FINANCIAL RISKS
Financial risks relate to the Company’s financial position and the nature of the cash flows generated by the business.

LIQUIDITY RISK
Due to the cyclical nature of the shipping industry and the volatile freight rates, incoming cash flows may vary significantly from year to year whereas the outgoing cash flows may not be variable to the same extent and at the same time.

In order to secure TORM’s ability to conduct business even under unfavourable market conditions and to react quickly when business opportunities arise, the Company aims to maintain a strong financial position. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. To manage its capital structure and make adjustments to it, in light of changes in economic conditions, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made to the capital management objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

The Company monitors the capital structure using gearing ratios, primarily the equity ratio, which is equity divided by total assets. The Company’s policy is to maintain an equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments.

FOREIGN EXCHANGE RISK
TORM reports financial statements in USD because the majority of the Company’s transactions are denominated in USD. Foreign exchange risk is limited to those cash flows which are not denominated in USD. The primary risk relates to DKK based transactions such as wages to Danish sea-based staff, salaries to Danish land-based staff, other administrative expenses and dividends to the shareholders. Furthermore, certain installments on newbuildings are denominated in JPY and a portion (approx. 31%) of the technical expenses are denominated in other currencies than USD, mainly DKK (approx. 23%).

It is the Company’s policy to minimize the impact of exchange rate fluctuations on the financial statements and on the financial position of the Company. DKK cash flows are hedged for a period of up to 12 months forward typically by entering into forward foreign exchange contracts. As at 31 December 2007, the total value of the contracts was USD 1.4 million.

Other significant cash flows in non-USD related currencies occur occasionally and are typically hedged as soon as they become known.

Forward foreign exchange contracts and other currency contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

INTEREST RATE RISK
TORM’s interest rate risk generally relates to its interest bearing mortgage debt. All the Company’s loans for financing vessels are denominated in USD, and most carry variable interest.

In certain cases, the Company utilizes financial instruments to manage the effects of interest rate changes on earnings and cash resources. The Company typically uses interest rate swaps, which are entered into for periods of up to five years, although typically for two to three years when acceptable interest rate levels can be obtained. For shorter interest rate hedging, the Company from time to time uses FRAs.

The profile of the instruments always matches the profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet in order to meet ongoing and future market expectations and requirements. In 2007, the Company entered into interest rate swaps with a contract value of USD 172 million.

Interest rate swaps and other interest contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

COLLISION IN GIBRALTAR
The TORM Gertrud was involved in a casualty on 12 August 2007 when she had a collision with the Greek-owned dry cargo vessel New Flame off Gibraltar. Whereas both vessels suffered severe hull damages, there fortunately were neither personal injuries to the crew of the vessels nor any major oil pollution. The TORM Gertrud was fully laden at the time of the incident, and after the cargo onboard was safely transferred to another vessel and carried on to its destination, the TORM Gertrud was docked at a shipyard in Portugal for repairs. The vessel was again in service on 26 November 2007 after successful completion of repairs. The New Flame sank partly after the collision and has subsequently been undergoing salvage attempts. The losses involving the TORM Gertrud and liabilities in connection with the incident are covered by insurance.

TORM’S DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are traded by specifically appointed employees only and in accordance with TORM’s policies and procedures. They are only entered into with major banks with high credit ratings and with other reputable partners with adequate credit ratings.

To hedge against risks in relation to freight income and voyage costs, the Company primarily uses the following derivative financial instruments:

Forward freight agreement (FFA). A forward agreement to buy or sell future freight rates for a given period and amount at a predetermined price.

Synthetic time charter. A forward agreement to buy or sell voyage results, i.e. freight rates and the costs of port calls, bunker consumption and commissions, for a given period and amount at a predetermined price.

Bunker hedging contract. A forward agreement to buy or sell future bunker prices for a given amount at a predetermined price.

To hedge against interest rate and exchange rate risks, the Company primarily uses the following derivative financial instruments:

Interest rate swaps. A forward agreement to sell future floating interest rate payments for fixed rate payments for a given period and amount.

Forward exchange contract. A forward agreement to buy or sell a currency against payment in a different currency for a given amount at a predetermined price.

Most of these derivative financial instruments are short-term with a duration of up to 12 months.

CORPORATE GOVERNANCE

The Board of Directors and Management in TORM believe that good corporate governance is a key element in the creation of shareholder value and in gaining the trust of customers, business partners and the financial markets.

TORM is committed to maintaining a high standard of corporate governance and believes that this commitment is consistent with and also a driver for achieving the Company’s business objectives and creating shareholder value. It is TORM’s policy to ensure that the Company is at all times managed in an orderly and proper manner consistent with the regulation applicable in the countries in which the Company operates and with the codes imposed by the stock exchanges on which the Company is listed. The principal entities in the Company are located in Denmark, India, the USA and Singapore, and the Company is listed on OMX The Nordic Exchange in Denmark and on NASDAQ in the USA.

The Company has throughout the year complied with all the recommendations for good corporate governance from OMX The Nordic Exchange except for the following:

•
TORM’s Board of Directors consists of seven members of which four are elected at the Annual General Meeting and three are elected by the employees in accordance with Danish legislation. Two of the Board members elected at the Annual General Meeting are considered independent as defined by the recommendations while two members, Stefanos-Niko Zouvelos and Gabriel Panayotides, are related to the Company’s largest shareholder, Beltest Shipping Company Ltd., and the ultimate beneficiary of this company, respectively. The Board of Directors values the contribution and expertise of the two members.

•
All the Board members are elected for a four-year term. The appropriateness of the length of the election period is evaluated periodically, and it is the opinion of the Board of Directors that the four-year term currently constitutes an appropriate balance between replacement and continuity.

•
The Board of Directors continuously evaluates it’s own performance but it has not applied a structured evaluation process yet. Due to a high activity level – also for the Board of Directors – in connection with investment and divestment projects, the implementation of the evaluation process will take place during 2008.

TORM has throughout the year complied with the US Sarbanes-Oxley Act as it applies to foreign private issuers.

The Board of Directors and Management believe that strong corporate values are fundamental in securing that behaviour and business practices throughout the Group are in alignment with TORM’s governance policies. During 2007, a series of culture and values seminars were conducted at all Group locations to reinforce the three TORM values and to embed them into the context of daily tasks and decision-making.

The Company believes that value for the shareholders and the customers must be created with respect for and demonstration of responsibility for employees, business partners and the environment. Therefore, TORM has an integrated management system for safety, quality and the environment. Please refer to page 38 for details of TORM’s approach to responsibility.

TORM VALUES
Entrepreneurship - how we develop, grow and improve.
•	We think of ourselves, and behave, as owners by bringing the best of our abilities, engagement and creativity to TORM.
•	We take initiatives with commercial opportunities in mind.
•	We value a culture that encourages an open and direct dialogue, delegation of authority and an ‘open door’ policy for staff members.

Professionalism – how we create trust.
•	We stand by all our commitments and can be relied on to do so – ‘our word is our bond’.
•	We preserve TORM’s industry reputation - being a first class company - by acting in a professional manner in everything we undertake.
•	We know our job and its related expectations, we know our market and keep up to date with the latest trends in order to continue being ‘the best in the business’.
•	We measure, improve and perform to obtain and preserve excellence in quality within the shipping business.

Respect – how we build relations.
•	We respect all – customers, business partners and colleagues – alike, and our aim is to establish sustainable win-win relationships whenever possible.
•	We always attempt to understand the other person’s point of view and demonstrate willingness to negotiate in good faith and in a respectful manner, being at the same time commercial in the approach.
•	We support and help our colleagues, always recognizing that we are a member of a team which forms the heart of the organization.

CORPORATE GOVERNANCE

THE BOARD OF DIRECTORS
In accordance with Danish company legislation, TORM has a two-tier management structure. The Board of Directors is entirely comprised of persons not involved in the day-to-day management. The Board of Directors lays out clear policies and directives for Management’s implementation. The Management in turn implements these guidelines in their day-to-day management. The non-executive Board of Directors acts as a sparring partner as well as a control body for Management. No one serves as a member of both the Board of Directors and Management, but Management normally participates in Board meetings.

The primary responsibilities of the Board of Directors are to safeguard the interests of shareholders, to supervise the activities of the Company and ensure that the Company is properly managed in accordance with the articles of association, laws and regulations, and to lay down the commercial objectives and the strategic development of the Company.

The Board of Directors has laid down clear management guidelines and a code of ethics and conducts in order to ensure that the Company is managed and business activities are carried out in accordance with principles in which trustworthiness and ethics are at the core. These principles are at the foundation of the Company and contribute towards the creation of value for the Company and thereby its shareholders.

TORM’s Board of Directors and Management have an ongoing dialogue to continually improve the management of the Company. The Board of Directors meets a minimum of five times per annum according to the rules of procedures for the Board of Directors and Management. In 2007, 16 Board meetings where held due to a high activity level.

MEETINGS ATTENDED/HELD	Board	Audit Committee	Remuneration Committee
Niels Erik Nielsen (2)	16/16		3/3
Christian Frigast (1), (2)	13/16	4/4	3/3
Peter Abildgaard (elected 17 April 2007)	7/9
Lennart Arrias	14/16
Margrethe Bligaard (elected 17 April 2007)	6/9
Ditlev Engel (resigned 29 June 2007)	6/11
Peder Mouridsen (resigned 17 April 2007)	6/8
Gabriel Panayotides (1)	15/16	2/4
Stefanos-Niko Zouvelos	16/16

1) Member of the Audit Committee
2) Member of the Remuneration Committee

MATTERS RESERVED FOR THE BOARD OF DIRECTORS:

1.	Approval of the Company’s vision, values and governance framework.
2.	Approval of the Company’s strategy, overall business objectives and annual budgets.
3.	Approval of Annual Report and quarterly financial statements.
4.	Recommendation of dividend payments.
5.	Approval of the Company’s policy statements, including risk policy and financial policy as well as the reporting structure for these.
6.	Approval of material capital projects, investments, acquisition and disposal of vessels or business units.
7.	Approval of incentive schemes for employees.

Board members shall normally retire at the Annual General Meeting held in the year in which they attain the age of 65. The Board members elected by the employees have the same rights, obligations and responsibilities as the directors elected at the Annual General Meeting.

It is the opinion of the Board of Directors that policies and guidelines concerning the management of the Company and its interaction with stakeholders are in accordance with the recommendations for good corporate governance from OMX The Nordic Exchange and are formalized to a degree that is consistent with the size of the Company and the complexity of its activities. The Board of Directors regularly evaluates the work, results and composition of the Board of Directors and Management.

THE AUDIT COMMITTEE
The Audit Committee meets at least twice per annum and both Management and the auditors usually participate in the meetings. In 2007, four meetings were held. The Audit Committee has two members, which are both elected by the Board among its members. The Audit Committee performs its duties under a charter approved by the Board and assists the Board with the oversight of financial reporting, internal controls and auditing matters as well as the organization of work and complaints handling in relation to such matters.

The work of the Audit Committee during 2007 included:

1.	Monitoring of progress and results of internal control activities.
2.	Review of risk assessments.
3.	Discussion of the audit approach for 2007 with the auditors and approval of the audit engagement letter.
4.	Review of engagements with and fees to the auditors elected at the Annual General Meeting concerning both audit and non-audit related services.
5.	Review of audit committee reports from the auditors.
6.	Review of the auditors’ independence.
7.	Review of related parties transactions.
8.	Review of reports from the external whistleblower service provider.

The Audit Committee provides an oral report on the committee’s activities to the Board at least at the first Board meeting following an Audit Committee meeting.

THE REMUNERATION COMMITTEE AND
REMUNERATION POLICIES
The Remuneration Committee meets at least twice per annum. Three meetings were held during 2007. The Remuneration Committee has two members, who are both elected by the Board among its members. The Remuneration Committee assists the Board with reviewing the performance of Management, the remuneration to Management and the Company’s general remuneration policies.

In order to attract, retain and motivate qualified executive managers, remuneration is based on the nature and quality of work, value creation to the Company and remuneration at comparable businesses. It is the Board’s opinion that the remuneration and the general terms of employment of Management are in accordance with market conditions. The amounts and components of remuneration to the individual members of the Board and Management are presented in note 4.

Among its primary activities in 2007, the Remuneration Committee carried out the following:

1.	Approval of employment terms and compensation package for the Company’s CEO.
2.	Approval of employment terms and compensation package for the Company’s COO with effect from
6 March 2007.
3.
Recommendation for approval by the Board of an incentive scheme covering all land-based personnel in the Company as well as all officers employed on permanent contracts. The scheme consists of both cash and share elements and rewards short-term financial results as well as long-term shareholder value creation. Details of the programme and outstanding share options are presented in note 4.

4.	Award of 1,087,362 share options under the incentive scheme to 331 employees.
5.	Approval of general principles for the distribution of estimated bonus to leading employees.

INTERNAL CONTROL AND RISK MANAGEMENT
While the Board of Directors recognizes that it has the overall responsibility for the Company’s internal control and the assessment and management of risk, Management carries out the identification and assessment of risks, the operation of an effective internal control system and the initiation of appropriate mitigating action. Management is also responsible for the periodical presentation of major risk and changes herein to the Audit Committee and the Board. The Board reviews the major risks and discusses risk developments with Management as deemed appropriate and at least once a year. Major risks include geopolitical, financial, insurance and environmental issues.

CORPORATE GOVERNANCE

TORM is obliged in connection with the NASDAQ listing to comply with a number of standards, rules and regulations aimed at good corporate governance under the Sarbanes-Oxley Act, covering American and foreign private issuers, of which the most important are the requirements listed in Section 404.

TORM’s Sarbanes-Oxley compliance programme is executed and monitored in the Internal Control and Administration System (INCA). INCA is consistent with the recognized framework established by the Committee of Sponsoring Organizations (COSO) and it provides a clear audit trail of changes in risk assessments and in the design of controls as well as of the results of tests of internal controls. TORM must ensure at least annually by actual testing, that there are no material weaknesses in the internal controls, which could potentially lead to a material misstatement in the financial reporting. In the Form 20-F for 2006 filed with the US Securities and Exchange Commission on 26 June 2007, Management as well as the auditors concluded that there were no material weaknesses during 2006 and no areas of concern were identified. Management’s conclusion and the auditor’s evaluation of the internal controls and the testing performed by Management regarding 2007 will be included in the Form 20-F filing regarding 2007 which is expected to be filed in June 2008.

In addition to secure compliance with the relevant laws, TORM believes that the high focus on internal controls and risk management contributes positively to improve the efficiency of the Company’s business procedures and processes and thereby earnings both in the short and long term.

WHISTLEBLOWER FACILITY
As part of the internal control system, the Board has set up a whistleblower facility allowing employees, business partners and others to file complaints to an independent lawyer’s office solicited by the Board concerning breaches of laws, regulations and good business conduct by TORM representatives. Generally, TORM encourages employees and other stakeholders to pursue the following issues:

1)	Fraud, including the provision or the endorsement of false or misleading statements about the Company’s affairs.
2)	Criminal offences.
3)	Violations of laws and regulations.
4)	Intentional provision of incorrect information to public bodies.
5)	Unlawful behaviour in connection with accounting, internal accounting controls or auditing matters, including but not limited to:
	a.	Fraud or deliberate error in the preparation or maintenance of any financial statement or financial records of the Company.
	b.	Non-compliance with internal accounting controls.
	c.	Misrepresentation or false statement to or by an employee or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company.

	d.	Deviation from full and fair reporting of the Company’s financial condition.
6)	Violations of TORM’s Code of Ethics and Conduct.
7)	Intentional suppression, destruction or manipulation of information regarding the matters detailed in 1)-6).

Details of how to submit complaints are publicly available in English on TORM’s website and intranet, and complaints may be filed anonymously. No complaints were submitted through this facility during 2007.

SHAREHOLDER RELATIONS

TORM has one overall objective where our investors are concerned: Clear communication. Accordingly, TORM keeps existing and potential investors fully updated on important events and any milestones achieved by the Company. Private and institutional investors have access to the same information – at the same time.

TORM’s Management keeps in regular contact with the financial markets through presentations, investor meetings and teleconferences, discussing performance, strategy and the Company’s management. This is based on a wish to keep investors fully updated on important events in the Company so as to create a good foundation for their assessment of TORM as an investment object, company and borrower. Through the stock exchange, all investors gain access to price-sensitive information simultaneously.

In connection with the Company’s external financial reporting, the Board of Directors and Management discuss the markets’ expectations of TORM’s results and receive regular feedback from investors and analysts on their views of the Company.

For a three-week period prior to the publication of quarterly and annual financial statements, communication with investors, analysts and the press is subject to special limitations, however.

TORM’s share capital consists of 72.8 million shares of DKK 5 each. The shares are issued to bearer and listed on OMX The Nordic Exchange and on NASDAQ in the form of American Depositary Receipts (ADRs).

TORM’s share price decreased by 4% in 2007, standing at 178.2 at the end of the year against a price of 186.0 at the end of 2006. Including the dividend of DKK 33.25 per share, the shareholders received a total return of 13.7% in 2007. The market capitalization of the Company’s shares thus decreased to DKK 13 billion at the end 2007 against DKK13.5 billion at the end of 2006. The overall daily turnover of TORM shares averaged approximately DKK 63 million (USD 12 million) in 2007.

The Company’s registrar is Værdipapircentralen A/S, Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, Denmark.

SHAREHOLDERS
TORM had 13,499 registered shareholders as at 31 December 2007, representing 86.9% of the share capital. At the end of the year, approximately 10% of the share capital had been converted into ADRs.

The following shareholders have reported to the Company pursuant to Section 29 of the Danish Securities Trading Act that they own more than 5% of the shares:

Beltest Shipping Company Ltd, Cyprus	32.2%
Menfield Navigation Company Limited, Cyprus	20.0%
A/S Dampskibsselskabet TORMs Understøttelsesfond	6.3%

In addition, TORM holds 4.9% treasury shares

MANAGEMENT’S HOLDINGS OF TORM SHARES
At the end of 2007, the members of the Board of Directors held a total of 70,246 shares, equivalent to a total market capitalization of DKK 12.5 million (USD 2.5 million).

The members of Management held a total of 12.600 shares, equivalent to a market capitalization of DKK 2.2 million (USD 0.4 million).

All TORM employees are covered by inside information rules, and they have a duty to report any share transactions. All employees and their spouses and children under the age of 18 are limited to trading shares for a four-week period after the publication of profit announcements.

DIVIDEND
The Company’s dividend policy is based on the fact that up to 50% of net profit for the year can be paid as dividend, however the dividend must always be considered in the light of the Company’s capital structure, the strategic devlopment, future obligations, market trends and shareholder interests.

For 2007, the Board of Directors recommends to the Annual General Meeting that a dividend of DKK 4.5 (USD 0.89) per share be paid (2006: DKK 5.75 (USD 1.02)). The dividend payment totals DKK 327.6 million (USD 64.5 million), corresponding to a return of 2.5% based on the share price at the end of 2007. The dividend corresponds to 42% of the profit for the year excl. the proceeds from the sale of the Norden shares. Including the extraordinary dividend of DKK 27.5 (USD 5.1) per share paid out in September 2007, the accumulated dividend for 2007 was 55% of the net profit equivalent to DKK 2,330 million (USD 434 million).

SHAREHOLDER RELATIONS

THE FOLLOWING ANALYSTS COVER THE TORM SHARE
ABG Sundal Collier
Alm. Brand Henton
Carnegie
Danske Equities
DNB
FIH
Handelsbanken
Jefferies & Company, Inc.
Jyske Bank
Kaupting
Nordea Markets
Pareto
SEB Enskilda
Standard & Poor’s
Sydbank

ANNOUNCEMENTS TO OMX THE NORDIC EXCHANGE IN 2007

01	05 March	Annual Report 2006
02	27 March	Shareholding in NORDEN
03	29 March	Change of the Board of Directors
04	02 April	Sale of TORM’s shareholding in NORDEN/Shareholdings 02.04.2007
05	10 April	Notice of Annual General Meeting
06	17 April	Share buy-back programme
07	17 April	Annual General Meeting
08	17 April	Acquisition of OMI Corporation
09	09 May	Interim Report First quarter 2007
10	16 May	Share split
11	26 May	Completion of the Acquisition of OMI Corporation
12	01 June	Share capital and voting rights
13	08 June	Completion of the Acquisition of OMI Corporation
14	20 June	Incentive scheme for employees
15	29 June	Share buy-back programme
16	29 June	Ditlev Engel resigns from the Board
17	06 July	Distribution of extraordinary dividend in lieu of share buy-back programme
18	31 July	Notice of Extraordinary General Meeting
19	03 August	TORM takes over control of OMI vessels
20	14 August	Extraordinary General Meeting
21	31 August	Distribution of interim dividend
22	31 August	Deferred reporting for the Third Quarter 2007
23	31 August	Interim Report First Half 2007
24	22 November	Interim Report Third Quarter 2007
25	17 December	TORM financial calendar 2008

FINANCIAL CALENDAR 2008

14 March	Annual Report 2007
22 April	Annual General Meeting
09 May	Interim Report, First Quarter
08 August	Interim Report, First Half
11 November	Interim Report, Nine Months

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

62	Financial review
67	Consolidated income statement
68	Consolidated balance sheet
70	Consolidated statement of changes in equity
71	Consolidated cash flow statement
72	Notes
102	Board of Directors and Management
106	Management’s and auditors’ report

FINANCIAL REVIEW

Net profit for the year increased by 238% to USD 792 million in 2007 from USD 235 million in 2006 resulting in earnings per share (EPS) of USD 11.4 in 2007 against USD 3.4 in 2006.

In June 2007, TORM acquired the US tanker shipping company OMI Corporation in a 50/50 joint venture with Teekay, and the income from this investment was recognized in TORM’s consolidated financial statements with effect from 1 June 2007. The financial statements for OMI are included in the consolidated financial statements in proportion to the ownership share by combining items of a uniform nature. The vast majority of the activities were transferred to TORM and Teekay respectively with effect from 1 August 2007. The net profit for the period 1 June to 31 July 2007 has not been allocated to TORM’s reportable segments and the net profit for the few remaining activities in OMI after 31 July 2007 have also not been allocated to the segments. The activities that were transferred to TORM at 1 August 2007 are recognized fully in the Tanker Division as from this date.

The profit before tax for the year was USD 804 million, and excluding restructuring costs in connection with the acquisition of OMI of USD 15 million, the profit before tax of USD 819 million was in line with the expectations according to the latest announcement of expected profit for 2007. Restructuring costs primarily comprise retention bonuses to employees and severance payments to the former management in OMI.

The net profit for 2007 includes a capital gain on the sale of shares in Dampskibsselskabet Norden A/S of USD 643 million. Excluding gains from sale of capital interests and vessels in both years, the profit before tax decreased by 14% to USD 161 million in 2007 from USD 187 million in 2006. The lower profit compared to 2006 despite a significant increase in earning days was primarily due to lower freight rates in the LR2 and MR business areas, increased expenses and depreciation per earning day due to the expansion and renewal of the fleet of owned and chartered vessels, primarily through the acquisition of OMI as well as restructuring costs relating to this acquisition.

TORM’s total assets increased by USD 878 million in 2007 to USD 2,967 million from USD 2,089 million in 2006. The most significant developments behind this increase were the addition of USD 88 million in goodwill and a net increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels of USD 1,222 million mainly due to the acquisition of OMI, a decrease in other investments due to the sale of the shares in Norden of USD 633 million and an increase in cash and cash equivalents of USD 85 million.

The equity decreased by USD 200 million in 2007 to USD 1,081 million from USD 1,281 million in 2006. The significant decrease in equity was mainly due to the profit for the year of USD 792 million, less the value adjustment of the shares in Norden relating to prior years of USD 572 million and less an extraordinarily high dividend paid out of USD 424 million. TORM’s total liabilities increased by USD 1,077 million in 2007 to USD 1,885 million from USD 808 million in 2006 primarily due to the acquisition of OMI.

NET EARNINGS FROM SHIPPING ACTIVITIES
TORM’s total net revenue in 2007 was USD 819 million as compared to USD 604 million in the previous year. TORM’s revenue derives from two segments: The Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses divided by the number of available earning days (days available for service) are used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter, and TORM is neutral to the charterer’s choice, because the Company will base its economic decisions primarily upon the expected TCE rates rather than on expected net revenues. The analysis of revenue is therefore primarily based on the development in time charter equivalent earnings. TORM’s time charter equivalent earnings in 2007 were USD 645 million compared to USD 455 million in 2006. The increase in the TCE was primarily due to the increase in earning days in the Tanker Division mainly as a result of the acquisition of OMI.

TANKER DIVISION
Revenue in the Tanker Division increased by 30% to USD 640 million from USD 494 million in 2006, whereas the time charter equivalent earnings increased by USD 128 million or 36% to USD 479 million in 2007 from USD 351 million in the previous year.

In 2007, the delivery of 2.5 newbuildings in the LR2 business area was the primary reason for the increase in the number of available earning days by 905 days or 38% resulting in an increase in earnings of USD 26 million. Freight rates that were on average 13% lower than in the previous year decreased earnings by USD 12 million.

In the LR1 business area, the Company added ten vessels from the former OMI fleet and took delivery of 1.5 newbuildings. These were the most important factors behind the increase in the number of available earning days by 1,654 days or 38% from the previous year, resulting in an increase in earnings of USD 45 million. The average freight rates remained at a level slightly above the previous year increasing earnings positively by USD 1 million.

In the MR business area, the addition of 11 vessels from the former OMI fleet during 2007 caused the number of available earning days to increase by 1,670 days or 26%, which increased earnings by USD 41 million. The average freight rates were 3% lower than in the previous year, which affected earnings negatively by USD 6 million.

During 2007, TORM took over 11 Handysize product tanker vessels from the former OMI fleet. During the period from takeover on 1 August to 31 December 2007, this area showed 1,836 available earning days and achieved USD 31 million in earnings.

The net increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.

BULK DIVISION
In the Bulk Division, revenue increased by 22% to USD 134 million from USD 110 million in the previous year, whereas the time charter equivalent earnings increased by USD 23 million or 22% to USD 128 million from USD 105 million in 2006. In 2007, the freight rates for bulk carriers were once again highly volatile. However, TORM continued to pursue a strategy of high coverage in the bulk segment, primarily through one year time charter agreements, and the market development in freight rates during 2007 is therefore not directly reflected in the Company’s earnings for 2007.

Freight rates in the Panamax business area were on average 33% higher than in 2006, increasing earnings by USD 32 million. In this business area, the Company added a vessel to the fleet of owned vessel which was already chartered in and therefore did not affect the number of available earning days. The net reduction in the number of available earning days from other chartered in vessels was -4% or 224 days from the previous year. As a result, the time charter equivalent earnings in this segment decreased by USD 5 million.

The net increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below

Earnings for the Tanker Division

USD million	Handy	MR	LR1	LR2	Un-allocated	Total

Time charter equivalent earnings 2006	-	160	120	69	2	351
Change in number of earning days	31	41	45	26		143
Change in freight rates	-	-6	1	-12		-17
Other					2	2
Time charter equivalent earnings in 2007	31	195	166	83	4	479

Un-allocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker Division

USD/day	2006	2007	2007	2007	2007	2007	% Change
	Full year	q1	q2	q3	q4	Full year	Full year

LR2/Aframax vessels
Available earning days	2,401	717	767	906	916	3,306	38%
TCE per earning days *)	28,641	26,838	29,073	21,841	23,227	24,988	-13%

LR1/Panamax vessels
Available earning days	4,359	1,278	1,364	1,623	1,748	6,013	38%
TCE per earning days *)	27,497	27,816	29,108	27,407	26,517	27,621	0%

MR vessels
Available earning days	6,499	1,643	1,652	2,284	2,590	8,169	26%
TCE per earning days *)	24,627	24,676	28,143	22,941	21,702	23,949	-3%

Handysize vessels
Available earning days	n.a.	n.a.	n.a.	732	1,104	1,836	n.a.
TCE per earning days *)	n.a.	n.a.	n.a.	16,129	17,121	16,726	n.a.

*)  TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk Division

USD million	Handysize	Panamax	Total
Time charter equivalent earnings 2006	4	101	105
Change in number of earning days	-4	-5	-9
Change in freight rates	0	32	32
Time charter equivalent earnings 2007	0	128	128

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk Division

USD/day	2006	2007	2007	2007	2007	2007	% Change
	Full year	q1	q2	q3	q4	Full year	Full year
Panamax vessels
Available earning days	5,196	1,205	1,222	1,258	1,287	4,972	-4%
TCE per earning days *)	19.325	22.955	25.467	27.019	27.443	25.762	33%

*)  TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

OPERATION OF VESSELS
Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charter hire payments. As compared to 2006, charter hire in the Tanker Division increased by USD 33 million to USD 92 million in 2007, whereas charter hire paid in the Bulk Division increased by USD 11 million to USD 59 million. The increase in the Tanker Division was primarily caused by a significant increase in the number of vessels chartered in, primarily due to the acquisition of OMI, whereas the development in the Bulk Division was caused by a combination of an increase in the available earning days and higher time charter rates compared to 2006.

The operating expenses for the owned vessels increased by USD 49 million or 64% to USD 127 million in 2007. The most significant factor behind this development was the increase in the number of operating days of 3,985 days or 31%, which caused an increase in the operating expenses of USD 26 million. The increase in the number of operating days was primarily caused by the addition of vessels in the MR and LR1 business areas from the acquisition of OMI and the addition of newbuildings in the LR2 business area.

The total operating expenses which are not allocated on vessels amounted to USD 15 million in 2007, of which USD 4 million related to the Tanker Division. The remaining USD 11 million related to the vessels in OMI prior to their transfer to  either TORM or Teekay.

Operating expenses per operating day increase by 14% for the whole owned fleet in the two segments which caused an increase in the operating expenses of USD 10 million. Operating expenses are primarily incurred in USD and DKK. The share of the expenses incurred in DKK was 23% in 2007 and the increase in the average DKK/USD exchange rate compared to 2006 of 8% caused an increase in the operating expenses of USD 2 million.

The total fleet of owned vessels incurred 145 off-hire days in 2007 corresponding to 9 per thousand of the number of operating days compared to 69 off-hire days in 2006 corresponding to five per thousand of the number of operating days. Of this increase in off-hire days, two specific incidents account for 26 days. The MR tanker TORM Gertrud was involved in a collision and the LR1 tanker TORM Signe was grounded, and both vessels had to undergo major repairs. Apart from these two incidents, the Company considers the level of off-hire days to be satisfactory.

The average operating expenses per operating day increased by USD 814 or 14% compared to 2006. The increase was primarily caused by an increase in wages costs per operating day of USD 364 to USD 3,380, corresponding to six percentage points of the total increase. The increase was mainly due to the addition of tonnage in the LR2 segment being registered in the Danish ship’s register and sailing with Danish officers which on average receive higher wages than the remaining officers. The hourly wages to officers showed a general increase of 16% during 2007 calculated as a weighted average, which has also affected the total wages costs negatively just as it has affected all other shipping companies. In addition, the luboil costs increased by USD 139 per operating day to USD 339 per operating day corresponding to 2 percentage points of the total increase of 14% as a consequence of the rising oil prices. Insurance costs increased by USD 148 to USD 773 per operating day corresponding to 3 percentage points of the total increase. The increase relates to loss of hire and is attributable to the two incidents with TORM Gertrud and TORM Signe.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME
The total administrative expenses increased from 2006 to 2007 by USD 34 million to USD 69 million. Of this increase, restructuring expenses relating to the acquisition of OMI amounted to USD 15 million, expenses relating to the new incentive scheme amounted to USD 3 million, expenses to consultants and advisors in connection with the payment of extraordinary dividend and evaluation of several investment projects amounted to USD 3 million and the change in the DKK/USD exchange rate caused an increase of USD 4 million. The majority of the remaining part of the increase is attributable to the acquired activities in OMI.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 15 million in 2007 compared to USD 10 million in 2006. The increase was primarily related to commissions from technical management of third party vessels. In connection with the split of the OMI activities between TORM and Teekay, TORM performed technical management for a number of Teekay vessels for a short period of time.

FINANCIAL INCOME AND EXPENSES
Net financial items in 2007 were USD 599 million compared to USD -1 million in 2006. The most significant reason for the change is the gain from the sale of the Norden shares of USD 643 million compared to a dividend from Norden of USD 25 million in 2006 and an increase in net interest expenses of USD 17 million to USD 53 million in 2007 due to the increase in net interest bearing debt of USD 874 million during the year to USD 1,536 million from USD 662 million in 2006.

TAX
Tax expenses for the year amounted to USD 13 million compared to USD 7 million in 2006. The tax expenses for 2007 comprise current tax for the year of USD 16 million compared to USD 5 million in the previous year, a reduction of deferred tax of USD 7 million compared to an increase of USD 8 million in 2006 and an expense of USD 4 million due to an adjustment to the estimated tax liabilities for the previous years compared to an income of USD 6 million in 2006. The deferred tax liability as at 31 December 2007 was USD 56 million compared to USD 63 million in the previous year.

All significant Danish entities in the TORM Group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2006. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004 and the assessments for 2005 and 2006 have not been completed. The recognized current tax liabilities are therefore to a great extent based on Management’s judgement regarding the outcome of the complaint and the assessment. TORM paid USD 10 million in corporation tax on account in 2007 regarding these entities.

VESSELS AND DRY-DOCKING
The increase in tangible fixed assets of USD 1,229 million to USD 2,553 million in 2007 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels, primarily as a consequence of the acquisition of OMI.  The carrying value of vessels and capitalized dry-docking increased by USD 1,134 million to USD 2,270 million.  The addition of new tonnage amounted to a total acquisition cost of USD 1,200 million resulting from 11 MR tankers and 10 LR1 tankers transferred from OMI, 2.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings and a Panamax bulk carrier built in 2004. In addition, two MR tankers are still owned by OMI which TORM owns jointly with Teekay.

FINANCIAL REVIEW

No vessels were sold during 2007. Prepayments on vessels increased by USD 89 million to USD 272 million due to additional costs relating to vessels under construction of USD 255 million less the above-mentioned newbuilding deliveries of USD 166 million.

Total depreciation amounted to USD 99 million in 2007 as compared to USD 59 million in 2006, an increase of USD 35 million. The increase is due to the expansion and renewal of the fleet during 2006 and 2007 and the amortisation of intangible assets acquired in the OMI acquisition.

As at 31 December 2007, TORM’s newbuilding programme comprised 17 tanker vessels and four bulk carriers to be delivered during 2008 to 2011, and the contractual liabilities under the programme amounted to USD 1,002 million.

The market value of the fleet and investment programme (three LR2 tanker newbuildings, 13 MR tanker newbuildings, one Handysize tanker newbuilding and four Panamax bulk carrier newbuildings) exceeded the carrying value of the fleet including newbuilding contracts by USD 1,578 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers’ valuations.

OTHER INVESTMENTS (NORDEN)
In March 2007, TORM sold it’s entire investment in approximately 33% of the shares in Norden for a sum of USD 704 million whereby the Company achieved a gain of USD 643 million.

The Company holds investments in other entities with an aggregate carrying amount of USD 11 million as at 31 December 2007, of which USD 3 million concerns unlisted entities, which is unchanged from the previous year. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

LIQUIDITY AND CAPITAL RESOURCES
The invested capital increased by USD 1,307 million to USD 2,606 million as at 31 December 2007 from USD 1,299 million in the previous year. The increase can primarily be explained by the acquisition of OMI and the further addition of tonnage during the year.

Equity decreased by USD 200 million to USD 1,081 million from USD 1,281 million in 2006. The considerable reduction in equity is mainly due to the net profit for the year of USD 792 million less the value adjustment of the Company’s investment in Norden attributable to previous years of USD 572 million and extraordinarily high dividends paid out during the year of USD 424 million. As at 31 December 2007, the equity ratio was 36% compared to 61% as at 31 December 2006.

The payment of the Company’s obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 118 million at the end of 2007 vs. USD 33 million at the beginning of the year, resulting in a net increase in cash and cash equivalents from cash flows for the year of USD 85 million compared to a net decrease of USD 124 million in 2006. The primary sources of the cash flow were profit from operating activities, additional borrowing and proceeds from the sale of the shares in Norden, which contributed with a total of USD 2,717 million in cash.

The cash flows were primarily used to finance the acquisition of OMI and further additions to the fleet, to repay mortgage debt and bank loans and to pay dividend to shareholders during the year, which required a total of USD 2,665 million in cash.

The Company’s operations generated a cash inflow of USD 205 million compared to an inflow of USD 233 million in 2006.

USD 810 million was invested in the acquisition of OMI. In addition, the Company invested USD 291 million in tangible fixed assets during the year, primarily comprising the extension of the fleet, compared to USD 262 million in 2006. The Company did not sell vessels in 2007, whereas the total cash inflow from the sale of vessels was USD 145 million in 2006.

The total cash inflow from financing activities amounted to USD 243 million compared to a cash outflow of USD 239 million in 2006. Additional borrowing generated an inflow of USD 1,809 million for the financing of the acquisition of OMI, the newbuilding programme and purchase of second-hand vessels, while repayments on mortgage debt and bank loans amounted to USD 1,142 million. Dividend payments to TORM’s shareholders, which in 2007 amounted to USD 424 million, also affected cash flow from financing activities.

As at 31 December 2007, TORM had entered into credit agreements with leading banks with a total commitment of USD 1,964 million, of which USD 1,657 million was drawn. Of the total borrowings of USD 1,657 million, USD 1,532 million was bearing variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

For all 21 vessels in the newbuilding programme payments corresponding to approximately 26% of the aggregate contract price have been made. The total outstanding contractual commitment under the newbuilding programme amounted to USD 745 million as at 31 December 2007.

TORM is close to finalizing the refinancing of the one year USD 700 million bridge facility obtained in connection with the acquisition of OMI.

TORM believes that based on available cash and planned investments, projected operating cash flows and financing capacity the Company has sufficient cash flow to meet the operating requirements, cash flow obligations and other strategic initiatives set by the Company’s Board of Directors. TORM also believes that the current fleet structure, based on time charters and owned vessels, provides the Company with the flexibility to react to changes in market conditions reducing the exposure to negative market developments.

The development in the operating expenses can be summarized as illustrated in the table below.

USD million	Tanker Division			Bulk Division
OPERATING COSTS	Handy	MR	LR1	LR2	Panamax	Handy	Un-allocated	Total
Operating expenses 2006	-	38.1	12.3	11.9	11.9	1.2	2.3	77.7
Change in the number of operating days	11.9	11.0	1.3	5.5	(2.1)	(1.2)		26.4
Change in expenses per operating day	-	4.3	1.7	3.7	0.7	-		10.4
Other	0						12.6	12.6
Operating expenses 2007	11.9	53.4	15.3	21.1	10.5	-	14.9	127.1
Operating expenses per day of USD 6,618 and USD 5,804 in 2007 and 2006 respectively can be distributed on types of costs as illustrated in the figures below.

OPERATING COSTS 2006	OPERATING COSTS 2007

The table below summarizes the operating data for the Company’s owned fleet.

USD million	Tanker Division			Bulk Division
OPERATING DAYS	Handy	MR	LR1	LR2	Panamax	Handy	Total

Operating days in 2006	-	5,835	2,298	2,067	2,474	306	12,980
Operating expenses per operating day in 2006	-	6,525	5,365	5,748	4,802	3,847	5,804
Operating expenses per operating day in 2007	6,467	7,098	6,071	6,976	5,135	-	6,618
Change in the operating expenses per operating day in %	n.a.	9%	13%	21%	7%	n.a.	14%
Operating days in 2007	1,836	7,523	2,532	3,027	2,047	-	16,965
- Off-hire days	-0	-82	-10	-43	-10	-	-145
- Days in dry-dock	-0	-173	-84	-16	-77	-	-350
- Earning days for vessels chartered in	0	901	3,575	338	3,012	-	7,826
Earning days in 2007	1,836	8,169	6,013	3,306	4,972	-	24,296

OPERATION OF VESSELS
Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charter hire payments. As compared to 2006, charter hire in the Tanker Division increased by USD 33 million to USD 92 million in 2007, whereas charter hire paid in the Bulk Division increased by USD 11 million to USD 59 million. The increase in the Tanker Division was primarily caused by a significant increase in the number of vessels chartered in, primarily due to the acquisition of OMI, whereas the development in the Bulk Division was caused by a combination of an increase in the available earning days and higher time charter rates compared to 2006.

The operating expenses for the owned vessels increased by USD 49 million or 64% to USD 127 million in 2007. The most significant factor behind this development was the increase in the number of operating days of 3,985 days or 31%, which caused an increase in the operating expenses of USD 26 million. The increase in the number of operating days was primarily caused by the addition of vessels in the MR and LR1 business areas from the acquisition of OMI and the addition of newbuildings in the LR2 business area.

The total operating expenses which are not allocated on vessels amounted to USD 15 million in 2007, of which USD 4 million related to the Tanker Division. The remaining USD 11 million related to the vessels in OMI prior to their transfer to  either TORM or Teekay.

Operating expenses per operating day increase by 14% for the whole owned fleet in the two segments which caused an increase in the operating expenses of USD 10 million. Operating expenses are primarily incurred in USD and DKK. The share of the expenses incurred in DKK was 23% in 2007 and the increase in the average DKK/USD exchange rate compared to 2006 of 8% caused an increase in the operating expenses of USD 2 million.

The total fleet of owned vessels incurred 145 off-hire days in 2007 corresponding to 9 per thousand of the number of operating days compared to 69 off-hire days in 2006 corresponding to five per thousand of the number of operating days. Of this increase in off-hire days, two specific incidents account for 26 days. The MR tanker Torm Gertrud was involved in a collision and the LR1 tanker Torm Signe was grounded, and both vessels had to undergo major repairs. Apart from these two incidents, the Company considers the level of off-hire days to be satisfactory.

The average operating expenses per operating day increased by USD 814 or 14% compared to 2006. The increase was primarily caused by an increase in wages costs per operating day of USD 364 to USD 3,380, corresponding to six percentage points of the total increase. The increase was mainly due to the addition of tonnage in the LR2 segment being registered in the Danish ship’s register and sailing with Danish officers which on average receive higher wages than the remaining officers. The hourly wages to officers showed a general increase of 16% during 2007 calculated as a weighted average, which has also affected the total wages costs negatively just as it has affected all other shipping companies. In addition, the luboil costs increased by USD 139 per operating day to USD 339 per operating day corresponding to 2 percentage points of the total increase of 14% as a consequence of the rising oil prices. Insurance costs increased by USD 148 to USD 773 per operating day corresponding to 3 percentage points of the total increase. The increase relates to loss of hire and is attributable to the two incidents with Torm Gertrud and Torm Signe.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME
The total administrative expenses increased from 2006 to 2007 by USD 34 million to USD 69 million. Of this increase, restructuring expenses relating to the acquisition of OMI amounted to USD 15 million, expenses relating to the new incentive scheme amounted to USD 3 million, expenses to consultants and advisors in connection with the payment of extraordinary dividend and evaluation of several investment projects amounted to USD 3 million and the change in the DKK/USD exchange rate caused an increase of USD 4 million. The majority of the remaining part of the increase is attributable to the acquired activities in OMI.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 15 million in 2007 compared to USD 10 million in 2006. The increase was primarily related to commissions from technical management of third party vessels. In connection with the split of the OMI activities between TORM and Teekay, TORM performed technical management for a number of Teekay vessels for a short period of time.

FINANCIAL INCOME AND EXPENSES
Net financial items in 2007 were USD 599 million compared to USD -1 million in 2006. The most significant reason for the change is the gain from the sale of the Norden shares of USD 643 million compared to a dividend from Norden of USD 25 million in 2006 and an increase in net interest expenses of USD 17 million to USD 53 million in 2007 due to the increase in net interest bearing debt of USD 874 million during the year to USD 1,536 million from USD 662 million in 2006.

TAX
Tax expenses for the year amounted to USD 13 million compared to USD 7 million in 2006. The tax expenses for 2007 comprise current tax for the year of USD 16 million compared to USD 5 million in the previous year, a reduction of deferred tax of USD 7 million compared to an increase of USD 8 million in 2006 and an expense of USD 4 million due to an adjustment to the estimated tax liabilities for the previous years compared to an income of USD 6 million in 2006. The deferred tax liability as at 31 December 2007 was USD 56 million compared to USD 63 million in the previous year.

All significant Danish entities in the TORM Group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2006. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004 and the assessments for 2005 and 2006 have not been completed. The recognized current tax liabilities are therefore to a great extent based on Management’s judgement regarding the outcome of the complaint and the assessment. TORM paid USD 10 million in corporation tax on account in 2007 regarding these entities.

VESSELS AND DRY-DOCKING
The increase in tangible fixed assets of USD 1,229 million to USD 2,553 million in 2007 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels, primarily as a consequence of the acquisition of OMI. The carrying value of vessels and capitalized dry-docking increased by USD 1,134 million to USD 2,270 million. The addition of new tonnage amounted to a total acquisition cost of USD 1,200 million resulting from 11 MR tankers and 10 LR1 tankers transferred from OMI, 2.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings and a Panamax bulk carrier built in 2004. In addition, two MR tankers are still owned by OMI which TORM owns jointly with Teekay.

FINANACIAL REVIEW

No vessels were sold during 2007. Prepayments on vessels increased by USD 89 million to USD 272 million due to additional costs relating to vessels under construction of USD 255 million less the above-mentioned newbuilding deliveries of USD 166 million.

Total depreciation amounted to USD 99 million in 2007 as compared to USD 59 million in 2006, an increase of USD 35 million. The increase is due to the expansion and renewal of the fleet during 2006 and 2007 and the amortisation of intangible assets acquired in the OMI acquisition.

As at 31 December 2007, TORM’s newbuilding programme comprised 17 tanker vessels and four bulk carriers to be delivered during 2008 to 2011, and the contractual liabilities under the programme amounted to USD 1,002 million.

The market value of the fleet and investment programme (three LR2 tanker newbuildings, 13 MR tanker newbuildings, one Handysize tanker newbuilding and four Panamax bulk carrier newbuildings) exceeded the carrying value of the fleet including newbuilding contracts by USD 1,578 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers’ valuations.

OTHER INVESTMENTS (NORDEN)
In March 2007, TORM sold it’s entire investment in approximately 33% of the shares in Norden for a sum of USD 704 million whereby the Company achieved a gain of USD 643 million.

The Company holds investments in other entities with an aggregate carrying amount of USD 11 million as at 31 December 2007, of which USD 3 million concerns unlisted entities, which is unchanged from the previous year. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

LIQUIDITY AND CAPITAL RESOURCES
The invested capital increased by USD 1,307 million to USD 2,606 million as at 31 December 2007 from USD 1,299 million in the previous year. The increase can primarily be explained by the acquisition of OMI and the further addition of tonnage during the year.

Equity decreased by USD 200 million to USD 1,081 million from USD 1,281 million in 2006. The considerable reduction in equity is mainly due to the net profit for the year of USD 792 million less the value adjustment of the Company’s investment in Norden attributable to previous years of USD 572 million and extraordinarily high dividends paid out during the year of USD 424 million. As at 31 December 2007, the equity ratio was 36% compared to 61% as at 31 December 2006.

The payment of the Company’s obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 118 million at the end of 2007 vs. USD 33 million at the beginning of the year, resulting in a net increase in cash and cash equivalents from cash flows for the year of USD 85 million compared to a net decrease of USD 124 million in 2006. The primary sources of the cash flow were profit from operating activities, additional borrowing and proceeds from the sale of the shares in Norden, which contributed with a total of USD 2,717 million in cash.

The cash flows were primarily used to finance the acquisition of OMI and further additions to the fleet, to repay mortgage debt and bank loans and to pay dividend to shareholders during the year, which required a total of USD 2,665 million in cash.

The Company’s operations generated a cash inflow of USD 205 million compared to an inflow of USD 233 million in 2006.

USD 810 million was invested in the acquisition of OMI. In addition, the Company invested USD 291 million in tangible fixed assets during the year, primarily comprising the extension of the fleet, compared to USD 262 million in 2006. The Company did not sell vessels in 2007, whereas the total cash inflow from the sale of vessels was USD 145 million in 2006.

The total cash inflow from financing activities amounted to USD 243 million compared to a cash outflow of USD 239 million in 2006. Additional borrowing generated an inflow of USD 1,809 million for the financing of the acquisition of OMI, the newbuilding programme and purchase of second-hand vessels, while repayments on mortgage debt and bank loans amounted to USD 1,142 million. Dividend payments to TORM’s shareholders, which in 2007 amounted to USD 424 million, also affected cash flow from financing activities.

As at 31 December 2007, TORM had entered into credit agreements with leading banks with a total commitment of USD 1,964 million, of which USD 1,657 million was drawn. Of the total borrowings of USD 1,657 million, USD 1,532 million was bearing variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

For all 21 vessels in the newbuilding programme payments corresponding to approximately 26% of the aggregate contract price have been made. The total outstanding contractual commitment under the newbuilding programme amounted to USD 745 million as at 31 December 2007.

TORM is close to finalizing the refinancing of the one year USD 700 million bridge facility obtained in connection with the acquisition of OMI.

TORM believes that based on available cash and planned investments, projected operating cash flows and financing capacity the Company has sufficient cash flow to meet the operating requirements, cash flow obligations and other strategic initiatives set by the Company’s Board of Directors. TORM also believes that the current fleet structure, based on time charters and owned vessels, provides the Company with the flexibility to react to changes in market conditions reducing the exposure to negative market developments.

CONSOLIDATED INCOME STATEMENT
1 January - 31 December

USD ’000

	Note	2007	2006
Revenue		818,773	603,717
Port expenses, bunkers and commissions		-176,702	-148,943
Freight and bunkers derivatives		2,894	620

Time charter equivalent earnings		644,965	455,394

Charter hire		-160,207	-106,329
Operating expenses	4	-127,140	-77,624

Gross profit (Net earnings from shipping activities)	3	357,618	271,441

Profit from sale of vessels		0	54,362
Administrative expenses	4.5	-68,743	-34,594
Other operating income		14,787	9,839
Depreciation and impairment losses	7.8	-98,681	-58,915

Operating profit		204,981	242,133

Financial income	9	677,451	39,473
Financial expenses	9	-78,210	-40,520

Profit before tax		804,222	241,086

Tax expenses	11	-12,545	-6,574

Net profit for the year		791,677	234,512

		2007	2006
Earnings per share *)
Earnings per share (USD)	25	11.4	3.4
Earnings per share (DKK)**)		62.3	20.1
Diluted earnings per share (USD)	25	11.4	3.4
Diluted earnings per share (DKK)**)		62.1	20.1

*)	The comparative figures are restated to reflect the change in the denomination of the Company’s shares from DKK 10 per share to DKK 5 in May 2007.
**)	Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED BALANCE SHEET
At 31 December

USD ’000

ASSETS	Note	2007	2006
NON-CURRENT ASSETS

Intangible assets
Goodwill		87,663	0
Other intangible assets		7,481	0
	7	95,144	0

Tangible fixed assets
Land and buildings		4,169	374
Vessels and capitalized dry-docking	16	2,270,064	1,136,408
Prepayments on vessels		271,523	183,348
Other plant and operating equipment		7,682	3,575
	8	2,553,438	1,323,705

Financial assets
Other investments	6	11,029	644,409
Other financial assets	20	44,600	0
		55,629	644,409

Total non-current assets		2,704,211	1,968,114

CURRENT ASSETS

Bunkers		19,823	12,134
Freight receivables, etc,	10	90,265	49,690
Other receivables		29,533	21,500
Prepayments		4,746	4,546
Cash and cash equivalents		117,984	33,035

Total current assets		262,351	120,905

TOTAL ASSETS		2,966,562	2,089,019

The accompanying notes are an integrated part of these financial statements.

USD ’000

EQUITIES AND LIABILITIES	Note	2007	2006
EQUITY

Common shares	12	61,098	61,098
Treasury shares	12	-18,118	-18,118
Revaluation reserves		7,268	579,852
Retained profit		953,656	574,493
Proposed dividend		64,548	73,939
Hedging reserves		8,664	5,589
Translation reserves		4,114	3,993

Total equity		1.081,230	1.280,846

LIABILITIES

Non-current liabilities
Deferred tax liability	11	55,588	62,787
Mortgage debt and bank loans	14,16	884,579	639,065
Acquired liabilities related to options on vessels	20	12,200	0
Acquired time charter contracts	19	16,018	0
Total non-current liabilities		968,385	701,852

Current liabilities
Mortgage debt and bank loans	14,16	768,871	55,902
Other financial liabilities		1,072	0
Trade payables		44,310	18,760
Current tax liabilities		14,437	4,575
Other liabilities	15	60,086	26,004
Acquired time charter contracts	19	20,196	0
Deferred income	13	7,975	1,080
Total current liabilities		916,947	106,321

TOTAL LIABILITIES		1.885,332	808,173

TOTAL EQUITY AND LIABILITIES		2.966,562	2.089,019

Accounting policies	1-2
Collateral security	16
Guarantee and contingent liabilities	17
Contractual liabilities	18
Derivative financial instruments	20
Financial and commercial risks	21
Financial instruments	22
Related party transactions	23
Entities in the Group	24
Earnings per share	25
Appropriation on net profit for the year incl. proposed dividend	26
Cash flows	27
Acquisition of companies	28
Time charter contracts	29
Purchase options on vessels	30

The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED STATEMENT
OF CHANGES IN EQUITY
USD million

					Gains/losses recognized directly in equity

	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
EQUITY
Balance at 1 January 2006	61.1	-7.7	415.3	132.4	296.4	3.3	3.9	904.7

Changes in equity 2006:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							0.1	0.1
Reversal of deferred gain/loss on hedge instruments at the beginning of the year						-3.3		-3.3
Deferred gain/loss on hedge instruments at year-end						5.6		5.6
Reversal of fair value adjustment on available for sale investments at beginning of year					-296.4			-296.4
Fair value adjustment on available for sale investments at year-end					579.8			579.8
Net gains/losses recognized directly in equity	0.0	0.0	0.0	0.0	283.4	2.3	0.1	285.8
Profit for the year			234.5					234.5
Total recognized income/ expenses for the year	0.0	0.0	234.5	0.0	283.4	2.3	0.1	520.3
Purchase of treasury shares, cost		-10.4						-10.4
Disposal of treasury shares, cost		0.0						0.0
Dividends paid				-140.1				-140.1
Dividends paid on treasury shares			5.9					5.9
Exchange rate adjustment on dividends paid			-7.7	7.7				0.0
Exercise of share options			0.4					0.4
Proposed dividends for the financial year			-73.9	73.9				0.0
Total changes in equity 2006	0.0	-10.4	159.2	-58.5	283.4	2.3	0.1	376.1

Equity at 31 December 2006	61.1	-18.1	574.5	73.9	579.8	5.6	4.0	1,280.8

Changes in equity 2007:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							0.1	0.1
Reversal of deferred gain/loss on hedge instruments at beginning of year						-5.6		-5.6
Deferred gain/loss on hedge instruments at year end						8.7		8.7
Fair value adjustment on available for sale investments					70.8			70.8
Transfer to profit or loss on sale of available for sale investments					-643.3			-643.3
Net gains/losses recognized directly in equity	0.0	0.0	0.0	0.0	-572.5	3.1	0.1	-569.3
Profit for the year			791.7					791.7
Total recognized income/ expenses for the year	0.0	0.0	791.7	0.0	-572.5	3.1	0.1	222.4
Extraordinary dividends paid			-369.3					-369.3
Extraordinary dividends paid on treasury shares			18.0					18.0
Dividends paid				-76.4				-76.4
Dividends paid on treasury shares			3.7					3.7
Exchange rate adjustment on dividends paid			-2.5	2.5				0.0
Share-based compensation			2.0					2.0
Proposed dividends for the financial year			-64.5	64.5				0.0
Total changes in equity 2007	0.0	0.0	379.1	-9.4	-572.5	3.1	0.1	-199.6

Equity at 31 December 2007	61.1	-18.1	953.6	64.5	7.3	8.7	4.1	1,081.2

The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

USD ’000

	Note	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES

Operating profit		204,981	242,133

Adjustments:
Reversal of profit from sale of vessels		0	-54,362
Reversal of depreciation and impairment losses		98,681	58,915
Reversal of other non-cash movements	27	-1,433	6,020

Dividends received		1,317	26,401
Interest received and exchange rate gains		16,216	10,096
Interest paid		-73,164	-40,734
Income taxes paid		-9,525	-3,153
Change in inventories, receivables and payables		-31,865	-12,813

Net cash inflow from operating activities		205,208	232,503

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		-290,555	-262,376
Investment in equity interests and securities		0	-14
Acquisition of enterprises and activities	28	-810,159	0
Sale of equity interests and securities		736,868	241
Sale of non-current assets		194	144,550

Net cash outflow from investing activities		-363,652	-117,599

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities		1,808,983	162,096
Repayment/redemption, mortgage debt		-1,141,640	-256,143
Dividends paid		-423,950	-134,140
Purchase/disposal of treasury shares		0	-10,410

Cash inflow/(outflow) from financing activities		243,393	-238,597

Net cash inflow/(outflow) from operating, investing and financing activities		84,949	-123,693

Cash and cash equivalents, at 1 January		33,035	156,728

Cash and cash equivalents, at 31 December		117,984	33,035
Of which used as collateral		0	0
		117,984	33,035

The accompanying notes are an integrated part of these financial statements.

NOTES

NOTE 1

ACCOUNTING POLICIES
The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies’ financial reporting.

The annual report also complies with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities is USD, and the Company applies USD as presentation currency in the preparation of financial statements.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION
TORM has implemented IFRS 8 “Operating Segments”  in the annual report for 2007. The standard replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131 under US GAAP.

In addition, the Company has implemented IFRIC 10 “Interim Financial Reporting and Impairment” and IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions”.

The implementation of the above standard and interpretations has not affected TORM’s financial statements.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued an amendment to IAS 1 “Presentation of Financial Statements”. The most notable changes in comparison to the current version of IAS 1 are:

•
A requirement that “comprehensive income” is presented either in a single statement or in two statements (an income statement and a statement of comprehensive income, in which net profit for the year is included in one line). The statement of changes in equity can no longer include elements of comprehensive income, but only the total of this statement.

•
When changes in accounting policies or restatements have occured, a statement of financial position (balance sheet) at the beginning of the comparative period is presented (i.e. two years comparative figures).

•	A requirement for information regarding the tax effect of each item in “other comprehensive income”.
•	A requirement of disclosure of amounts, which are reclassified from other comprehensive income to net profit for the year (“recycling”).
•	The terminology regarding the financial statements in accordance with IFRS is changed.

IASB has issued an amendment to IAS 23 “Borrowing Costs”. The changes to IAS 23 imply, that the Company is required to capitalize borrowing costs, that relate directly to assets acquisition, construction or production of a qualifying asset, including vessels, as part of the cost of the asset.

TORM expects to implement these changes when they become effective in 2009.

The implementation of IAS 1 will change the presentation of the financial statements, whereas the implementation of the amendment to IAS 23 will not effect the financial statements.

In 2008, IASB has issued revised IFRS 3 “Business combinations”, amendments to IAS 27 “Consolidated and separate financial statements”, amendment to IFRS 2 “Share-based payment: vesting conditions and cancellations”, which have not yet been endorsed by the EU. The effect of these amendments on the financial statements is yet to be determined.

KEY ACCOUNTING POLICIES
The Management considers the following to be the most important accounting policies for the TORM Group.

Participation in pools
TORM generates its revenue from shipping activities, which to a large extent are conducted through pools. Total pool revenue is generated from each vessel participating in the pools in which the Group participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage, and net revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

The pools are regarded as jointly controlled operations, and the Company’s share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of uniform nature. The Company’s share of the revenues in the pools is primarily dependent on the number of days the Company’s vessels have been available for the pools in relation to the total available pool earning days during the period.

TORM acts as pool manager for three pools in which the Company is participating with a significant number of vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under “Other operating income” simultaneously with the recognition of the underlying freight income in the pool.

Cross over voyages
Revenue and the related expenses are recognized upon delivery of service in accordance with the terms and conditions of the charter parties. For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred. When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenues
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counter claims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the Group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

Vessels
Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction, based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company’s business plans. The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts.
Prepayment on vessels is measured at costs incurred.

Dry-docking
The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM’s business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, however, taking into account the normal docking intervals in the Company.

At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of Company personnel and the cost of hiring third party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax
All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from 1 January 2001 and have filed tax returns for the fiscal years 2001 to 2006. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage taxation scheme made up in accordance with the ordinary Danish corporate tax system.

If the entities’ participation in the Danish tonnage taxation scheme is abandoned, or if the entities’ level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end and is accounted for using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage taxation scheme and the lower of the cost and the realized or realizable sales value of the vessels.

OTHER ACCOUNTING POLICIES

Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company, A/S Dampskibsselskabet TORM and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are recognized using the equity method.

Companies which are by agreement managed jointly with one ore more other companies and therefore subject to joint control (jointly controlled entities) are accounted for using proportionate consolidation, whereby the individual items in their financial statements are included in proportion to the ownership share.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Company’s accounting policies.

Business combinations
Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred. Sold or unwound entities are recognized in the consolidated financial statements until the date of the sale or the unwinding. The date of sale or unwinding is the date when control is effectively transferred to third parties.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities’ identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. Restructuring costs are only recognized in the acquisition balance sheet to the extent that they constitute an obligation for the acquired entity. The tax effect of the revaluation activities is also taken into account.
The cost of a business combination is measured as the fair value of the consideration paid and the costs directly attributable to the business combination.
The excess (goodwill) of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as an asset under intangible assets and is tested for impairment at least once every year. If the carrying amount of the asset exceeds the recoverable amount of the asset it should be reduced to the lower recoverable amount.

Foreign currencies
The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Company’s vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Company’s most significant assets and liabilities in the form of vessels and related financial liabilities are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions. Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under “Financial items”.

An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment. The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Items in the income statement are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component of equity. On the disposal of an entity, the cumulative amount of the exchange differences deferred in the separate component of equity relating to that entity shall be transferred to the income statement as part of the gain or loss on disposal.

Fair values
All fair values of financial assets, liabilities and derivative financial instruments are based on quoted market prices or standard pricing models using observable market data.

Derivative financial instruments
Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules for cash flow hedges when allowed and appropriate. In addition, TORM takes limited positions in forward freight agreements as a supplement to the Company’s physical positions in vessels, which are not entered for hedge purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value as other receivables or other liabilities respectively.

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in equity under “Hedging reserves”. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in equity is transferred to the income statement and included in the same line as the hedged transaction. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under “Financial expenses” for interest rate swaps with cap features and under “Freight and bunkers derivatives” for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognized under “Freight and bunkers derivatives”.

Segment information
TORM consists of two business segments: Tanker and Bulk. This segmentation is based on the Group’s internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level. The Group only has one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world.

The segment income statement comprises revenues directly attributable to the segment and expenses, which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment’s use of shared resources.

The segment non-current assets consist of the non-current assets used directly for segment operations.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables and prepayments.

Segment liabilities comprise segment operating liabilities including trade payables and other liabilities.
Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company’s administrative functions and investment activities, including cash and bank balances, interest bearing debt, income tax, deferred tax, etc.

Employee benefits
Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and non-monetary benefits are accrued in the year in which the employees render the associated services.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share based compensation
The Management and all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed by A/S Dampskibsselskabet TORM participate in an incentive scheme, which includes grant of shares and share options. The scheme does not provide the choices of cash settlement instead of shares. The fair value of the shares and share options granted under scheme is measured at the grant date and is recognized in the income statement as a personnel expense under administrative expenses and operating costs over the vesting period. The counter item is recognized in equity. The fair value is measured based on the Black-Scholes and the Monte Carlo models.

Leases
Agreements to charter in vessels and to lease other property, plant and equipment, where TORM has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the agreements.

For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

Agreements to charter out vessels, where substantially all the risks and rewards of ownership are transferred to the lessee, are classified as finance leases, and an amount equal to the net investment in the lease is recognized and presented in the balance sheet as a receivable. The carrying amount of the vessel is derecognized and any gain or loss on disposal is recognized in the income statement.

Other agreements to charter out vessels are classified as operating leases and lease income is recognized in the income statement on a straight-line basis over the lease term.

Sale and leaseback transactions
A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the lease term.

A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately provided the transaction is agreed on market terms or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease. A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of transaction except if the loss is compensated by future lease payments below fair value, it is deferred and amortized in proportion to the lease payments over the life of the lease.

Income statement

Revenue
Income, including revenue, is recognized in the income statement when:
•	the income creating activities have been carried out on the basis of a binding agreement,
•	the income can be measured reliably,
•	it is probable that the economic benefits associated with the transaction will flow to the Company, and
•	costs relating to the transaction can be measured reliably.

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of service in accordance with the charter parties concluded.

Port expenses, bunkers and commissions
Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses from forward bunker contracts designated as hedges are included in this line.

Freight and bunkers derivatives
Freight and bunkers derivatives include fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivate financial instruments directly relating to shipping activities which are not designated as hedges.

Charter hire
Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the net revenue for the period.

Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Profit from sale of vessels
Profit or loss from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset.

Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating income
Other operating income primarily comprises chartering commissions, management fees and profits and losses deriving from the disposal of other plant and operating equipment.

Depreciation and impairment losses
Depreciation and impairment losses comprise depreciation of fixed assets for the period as well as the reduction in the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price. The recoverable amount of goodwill is assessed every year.

Financial income
Financial income comprise interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses
Financial expenses comprise interest expense, financing costs of finance leases, realized and unrealized exchange rate losses relating to trans-actions in currencies other than the functional currency, realized losses from other investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax
In Denmark, A/S Dampskibsselskabet TORM is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity’s portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items posted in equity is posted directly in equity.

Balance sheet

Goodwill
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets.

Goodwill is not amortized, but is tested at least once every year for impairment. If the carrying amount of the asset exceeds its recoverable amount, the assets carrying amount is reduced to the lower recoverable amount. Goodwill is for impairment testing purposes allocated to those cash-generating units, to which it relates.

Other intangible assets
Other intangible assets were acquired in connection with the acquisition of OMI and are amortized over their useful lives, which vary from 1 to 15 years.

Other plant and equipment

Land is measured at cost.
Buildings are measured at cost less accumulated depreciation and accumulated impairment losses. Buildings are depreciated on a straight-line basis over 50 years.

Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years.

Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.

Financial assets
Financial assets are initially recognized on settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Financial assets are classified as:
•	Financial assets at fair value through profit or loss.
•	Held-to-maturity investments.
•	Loans and receivables.
•	Available-for-sale financial assets.

Other investments
Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in equity. Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in equity is transferred to the income statement when the shares are sold.
Dividends on shares in other companies are recognized as income in the period in which they are declared.

Other investments are presented as non-current unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Other financial assets
Other financial assets comprise TORM’s rights to share of gain on purchase options on vessels, which were acquired as part of OMI and are classified as derivate financial instruments. The rights are measured and recognized at fair value and the change for the period is recognized in the income statement under financial income or expenses.

Receivables
Outstanding freight receivables and other receivables that are of a current nature, expected to be realized within 12 months from the balance sheet date, are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts. Derivative financial instruments included in other receivables are measured at fair value.

Impairment of assets
Non-current assets are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated as the higher of the asset’s net selling price and its value in use. If this amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For vessels, the cash-generating unit is the total fleet of the Company.

Bunkers
Bunkers and lubricants are stated at the lower of cost and net realizable value. The cost is determined by the FIFO-method and includes expenditures incurred in acquiring the bunkers and lubricants and delivery cost less discounts.

Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend
Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from “Retained profit” and presented as a separate component of equity.

Provisions
Provisions are recognized when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated ultimate liability that is expected to arise taking into account the time value of money.

Acquired liabilities related to options on vessel
As part of the acquisition of OMI, the Company acquired certain option obligations relating to vessels chartered out on time charter contracts. The option obligations are classified as derivative financial instruments and are recognized at fair value. The change for the period is recognized in the income statement under financial income or expenses.

Acquired time charter contracts
As part of the acquisition of OMI, the Company acquired certain time charter contracts which have terms that are less favorable than the market terms prevailing at the time of the acquisition. The Company has recognized a liability based on the estimated fair value of these contracts and is amortizing this liability over the remaining term of the contracts. The change for the period is recognized in the income statement under revenue.

Other liabilities
Liabilities are generally measured at amortized cost. Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortized cost with the difference between the loan proceeds and the nominal value being recognized in the income statement over the term of the loan. Derivative financial instruments included in other liabilities are measured at fair value.

Cash flow statement
The cash flow statement shows the Company’s cash flows and cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises dividends received and the purchase and sale of tangible fixed assets and financial fixed assets.

Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds with a term to maturity not exceeding three months. Other bonds and other investments are classified as investment activities.

Earnings per share
Basic earnings per share is calculated by dividing the consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Company’s financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial:

CARRYING AMOUNTS OF VESSELS
The Company evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally recognized shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicatory. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of TORM’s vessels may not represent their fair-market value at any point in time as market prices of second-hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no indicators of impairment noted or impairments of vessels recorded in 2006 or 2007.

TAX
All significant Danish entities within the Group entered the Danish tonnage taxation scheme with effect from 1 January 2001 and have filed tax returns for 2001 to 2006. The assessment of the tax returns by the tax authorities has not yet been completed for 2005 and 2006 and we have filed a complaint regarding the assessments for the years 2001 to 2004. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group’s assessment that there is uncertainty as to the estimate of taxes payable as of 31 December 2007 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the split of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

USD million

NOTE 3	Tanker	Bulk	Not allocated	Total 2007
CONSOLIDATED SEGMENT INFORMATION

INCOME STATEMENT
Revenue	640.2	134.3	44.3	818.8
Port expenses, bunkers and commissions	-164.5	-6.3	-5.9	-176.7
Freight and bunkers derivatives	2.9	0.0	0.0	2.9
Time charter equivalent earnings	478.6	128.0	38.4	645.0
Charter hire	-92.4	-59.0	-8.8	-160.2
Operating expenses	-105.9	-10.4	-10.9	-127.2
Gross profit/(loss) (Net earnings from shipping activities)	280.3	58.6	18.7	357.6
Profit/(loss) from sale of vessels	0.0	0.0	0.0	0.0
Administrative expenses	-47.9	-7.2	-13.6	-68.7
Other operating income	14.5	0.0	0.3	14.8
Depreciation and impairment losses	-83.4	-6.5	-8.8	-98.7
Operating profit	163.5	44.9	-3.4	205.0
Financial items			599.2	599.2
Profit/(loss) before tax			595.8	804.2
Tax expenses			-12.5	-12.5
Net profit/(loss) for the year			583.3	791.7

BALANCE SHEET
Total non-current assets	2,473.8	154.3	76.1	2,704.2
Total assets	2,603.2	155.7	207.7	2,966.6
Total liabilities	134.3	3.5	1,747.5	1,885.3

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	1,283.4	71.9	68.3	1,423.6
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0

The activity that TORM owns in a 50/50 joint venture with Teekay is included in “Not allocated”.

During the year, there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

USD million

NOTE 3. continued	Tanker	Bulk	Not allocated	Total 2006
COSOLIDATED SEGMENT INFORMATION

INCOME STATEMENT
Revenue	494.0	109.7	0.0	603.7
Port expenses, bunkers and commissions	-143.8	-5.1	0.0	-148.9
Freight and bunkers derivatives	0.6	0.0	0.0	0.6
Time charter equivalent earnings	350.8	104.6	0.0	455.4
Charter hire	-58.5	-47.8	0.0	-106.3
Operating expenses	-64.6	-13.1	0.0	-77.7
Gross profit/(loss) (Net earnings from shipping activities)	227.7	43.7	0.0	271.4
Profit/(loss) from sale of vessels	3.1	51.3	0.0	54.4
Administrative expenses	-29.1	-5.5	0.0	-34.6
Other operating income	9.7	0.1	0.0	9.8
Depreciation and impairment losses	-50.8	-8.1	0.0	-58.9
Operating profit	160.6	81.5	0.0	242.1
Financial items			-1.0	-1.0
Profit/(loss) before tax			-1.0	241.1
Tax expenses			-6.6	-6.6
Net profit/(loss) for the year			-7.6	234.5

BALANCE SHEET
Total non-current assets	1,234.9	88.8	644.4	1,968.1
Total assets	1,308.2	91.8	689.0	2,089.0
Total liabilities	36.8	2.3	769.1	808.2

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	260.4	1.9	0.0	262.3
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

USD million

NOTE 4	2007	2006
STAFF COSTS

Total staff costs
Staff costs included in operating expenses	15.2	13.6
Staff costs included in administrative expenses	39.0	22.7
Total	54.2	36.3

Staff costs comprise the following
Wages and salaries	47.7	33.2
Share-based compensation	2.3	0.0
Pension costs	3.3	2.9
Other social security costs	0.9	0.2
Total	54.2	36.3

USD ’000

NOTE 4. continued

Hereof remuneration to the Board of Directors and salaries to the Management: 2007	Board remuneration	Committee remuneration	Total short-term benefits
Niels Erik Nielsen	138	18	156
Christian Frigast	92	18	110
Peter Abildgaard (appointed on 17 April 2007)	39	0	39
Lennart Arrias	55	0	55
Margrethe Bligaard (appointed on 17 April 2007)	39	0	39
Ditlev Engel (resigned on 29 June 2007)	28	0	28
Peder Mouridsen (resigned on 17 April 2007)	16	0	16
Gabriel Panayotides	55	0	55
Stefanos-Niko Zouvelos	55	0	55
Total for 2007	517	36	553

	Short-term benefits
2007	Salaries	Bonus	Pension	Share-based compensation	Total
Klaus Kjærulff	1,036	2,341	100	326	3,803
Mikael Skov	549	1,217	53	210	2,029
Total for 2007	1,585	3,558	153	536	5,832

2006	Board remuneration	Committee remuneration	Total short-term benefits
Niels Erik Nielsen	126	0	126
Christian Frigast	84	0	84
Lennart Arrias	50	0	50
Ditlev Engel	50	0	50
Rex Harrington (resigned on 19 April 2006)	15	0	15
Peder Mouridsen	50	0	50
Gabriel Panayotides	50	0	50
Stefanos-Niko Zouvelos (appointed on 19 April 2006)	35	0	35
Total for 2006	460	0	460

	Short-term benefits
2006	Salaries	Bonus	Pension	Share-based compensation	Total
Klaus Kjærulff	718	2,347	69	0	3,134
Klaus Nyborg	373	0	36	0	409
Total for 2006	1,091	2,347	105	0	3,543

NOTE 4. continued

Employee information
The average number of staff in the Group in the financial year was 439 (2006: 353).
The majority of the staff on vessels are not employed by TORM.
The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months’ salary.
The pensionable age for members of Management is 62.

INCENTIVE SCHEME FOR MANAGEMENT AND EMPLOYEES
In 2007, an Incentive Scheme was established for all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed in A/S Dampskibs-selskabet TORM. In total, approximately 331 employees are included in the programme. The Board of Directors are not included in the programme. The Programme covers the financial years of 2007, 2008 and 2009. The programme consists of both bonuses and share options.

Bonus
The bonus will be awarded based on TORM achieving a calculated RoIC (Return on Invested Capital) in each financial year compared to each year’s budgeted RoIC. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employees will own provided that they are still employed by the Company after a period of two years. The number of shares granted to the employee will depend on the market price for the TORM share when TORM’s Annual Report for the grant year is published. The individual employee’s share of the bonus will be based partly on the individual’s salary and partly on the evaluation of the individual’s performance. The employee will receive the bonus after the publication of TORM’s Annual Report. For the financial year 2007, the total value of the bonus under this programme amounts to USD 10.5 million, of which USD 8.2 million has been recognized as an expense in the income statement in 2007. Of the USD 8.2 million, USD 0.3 million relates to shares and USD 7.9 million relates to cash bonus. The remaining part of the total value of the bonus will be amortized and expensed over the period 2008-2010. From the total value of the bonus programme for 2007, USD 2.5 million relates to shares.

Share options
The number of share options granted during the financial year 2007 is 1,087,362 of which 5,829 are forfeited. Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. It is presumed that an equivalent total of share options will be issued in 2008 and 2009. The share options can only be settled in shares. The Company’s holding of treasury shares cover the share option programme.

The share options consist of 2 elements:
50% of the share options are granted with a fixed exercise price (standard options). For the share options granted in 2007, the price is DKK 151.5 per share, (based on the market price when the Annual Report for 2006 was published on 5 March 2007) and for the following years DKK 162.5 and DKK 173.5 respectively after adjustment for the extraordinary dividend paid out in September 2007.

50% of the share options are granted with an exercise price that is determined ultimately with the publication of TORM’s Annual Report after a three year period, i.e. for the grant for 2007, in March 2010. The exercise price is determined by the relative development in TORM’s share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

All share options can be exercised after three years from grant and should be at the latest exercised three years later, however observing the rules about insider trading. For the 2007 grant, share options can be exercised after the publication of the Annual Report for 2009, in March 2010, and shall be exercised by March 2013 at the latest. The share options will be in accordance with Danish law and conditions include continued employment in the Company until the share options have vested. In 2007, an expense of USD 2.0 million regarding share options have been recognized in the income statement.

The market value of the share options granted in 2007 is based on the Black-Scholes and Monte Carlo models and calculated at USD 10.9 million as per the grant day.

The key assumptions for the calculation of the market value based on the Black-Scholes and Monte Carlo models are:

•	The share price at the measurement date is estimated at DKK 202.25 per share based on the share price at OMX The Nordic Exchange as per 9 August 2007.
•	The exercise price (before adjustment for extraordinary dividends) is DKK 179 per share corresponding to the quoted share price as of 5 March 2007.
•	The exercise price will be adjusted for extraordinary TORM dividends.
•	The expected dividend rate is estimated at 3% of the equity per annum.
•	The volatility on the TORM share is estimated based on the Company’s historcal volatility and was estimated at 36% and for the peer group at 22%.
•	The risk free interest rate based upon expiry of the options is 4.46%.
•	The options are on average held for a period of 4.1 year.
•	The correlation rate between peer group and TORM is 92.5%, based on the correlation on the yearly return for the historical share prices during the last ten years.

Changes in outstanding share options are as follows:	Number of share options 2007
Share option programme - 2007 to 2009

Management
Granted	328,349
Exercised	0
Forfeited/expired	0
Not exercised at 31 December 2007	328,349

Other employees
Granted	759,013
Transferred to resigned employees	-41,614
Exercised	0
Forfeited/expired	-5,829
Not exercised at 31 December 2007	711,570

Resigned employees
Granted	0
Tranferred from other employees	41,614
Exercised	0
Forfeited/expired	0
Not exercised at 31 December 2007	41,614

Total number of not exercised at 31 December 2007	1,081,533

Hereof:
Share options with a fixed exercise price	479,585
Share options with an exercise price based on peer group	601,948

Total number of share options that can be exercised at 31 December 2007	0

USD million

NOTE 5	2007	2006
Remuneration to the auditors appointed at the Annual General Meeting

Deloitte
Audit fees	0.6	0.8
Audit related fees	0.2	0.0
Tax fees	0.0	0.1
Fees for other services	0.1	0.0
Total fees	0.9	0.9

USD million

NOTE 6	2007	2006
OTHER INVESTMENTS
Cost:
Balance at 1 January	64.5	64.5
Additions	0.1	0.0
Disposals	-60.9	0.0
Balance at 31 December	3.7	64.5

Value adjustment:
Balance at 1 January	579.9	296.5
Exchange rate adjustment	2.4	42.2
Value adjustment for the year	68.3	241.2
Disposals	-643.3	0.0
Balance at 31 December	7.3	579.9

Carrying amount at 31 December	11.0	644.4

Hereof listed	7.8	641.7
Hereof unlisted	3.2	2.7

USD million

NOTE 7	Goodwill	Other intangible assets	Total
INTANGIBLE ASSETS
Cost:
Balance at 1 January 2007	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Additions through business combination	87.6	13.4	101.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
Balance at 31 December 2007	87.6	13.4	101.0

Depreciation and impairment losses:
Balance at 1 January 2007	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	5.9	5.9
Balance at 31 December 2007	0.0	5.9	5.9

Carrying amount at 31 December 2007	87.6	7.5	95.1

The addition of other intangible assets comprise a pool collaboration contract, a seafarer database and non-compete agreements with the former OMI management. All these assets were acquired in the OMI acquisition. The pool collaboration contract was fully amortized in 2007 when the collaboration ceased. The seafarer database has an estimated life of 15 years, whereas the non-compete agreements are amortized over their term ending in 2008.

IMPAIRMENT TESTING OF GOODWILL
Goodwill with a carrying amount of USD 87.6 million was acquired in connection with the acquisition of OMI in 2007 and has been allocated to the Tanker Division.

During the financial year, the Company assessed the recoverable amount of the Tanker Division and determined that the Tanker Division and the allocated goodwill was not impaired.

The recoverable amount of the Tanker Division was determined based on a value in use calculation which uses five-year cash flow projections based on financial budgets approved by the Board of Directors and a discount rate of 9.0% per annum. The discount rate is based on a risk free interest rate of 5.4%.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the Tanker Division.

The key assumptions used in the value at use calculation are as follows:

•
The cash flows are based on known tonnage in the budget period only. Additions or sales of tonnage are not factored in as the timing and effect of such transactions are highly uncertain. However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test and sales would improve the cash flows.

•	The product tanker vessels have an expected useful life of at least 20 years. Given the current age profile of the Tanker fleet, the remaining life is at least 15 years.
•	Freight rate estimates are based on the extensive experience and knowledge of the market embedded in the Tanker Division.

•	Operating expenses and administrative expenses are expected to increase by 3% year on year.

Management believes these key assumptions to be reasonably achievable.

USD million

NOTE 8	Land and buildings	Vessels and capitalized dry-docking	Prepay- ment on vessels	Other plant and operating equipment	Total
TANGIBLE FIXED ASSETS
Cost:
Balance at 1 January 2006	1.3	1,230.0	97.4	6.1	1,334.8
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	93.3	166.3	2.7	262.3
Disposals	-0.8	-119.6	0.0	-0.5	-120.9
Transferred to/from other items	0.0	80.4	-80.4	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	0.0	0.0	0.0
Balance at 31 December 2006	0.5	1,284.1	183.3	8.3	1,476.2

Depreciation and impairment losses:
Balance at 1 January 2006	0.4	163.6	0.0	3.8	167.8
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	-0.3	-73.6	0.0	-0.3	-74.2
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.0	57.7	0.0	1.2	58.9
Balance at 31 December 2006	0.1	147.7	0.0	4.7	152.5

Carrying amount at 31 December 2006	0.4	1,136.4	183.3	3.6	1,323.7

Hereof finance leases	0.0	0.0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	1.2	0.8	0.0	2.0

Cost:
Balance at 1 January 2007	0.5	1,284.1	183.3	8.3	1,476.2
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	1.7	38.4	247.7	2.7	290.5
Additions through business combination	2.2	1,018.7	7.4	3.8	1,032.1
Disposals	0.0	-5.8	0.0	-0.5	-6.3
Transferred to/from other items	0.0	166.9	-166.9	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	0.0	0.0	0.0
Balance at 31 December 2007	4.4	2,502.3	271.5	14.3	2,792.5

Depreciation and impairment losses:
Balance at 1 January 2007	0.1	147.7	0.0	4.7	152.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	-5.8	0.0	-0.3	-6.1
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	90.4	0.0	2.2	92.7
Balance at 31 December 2007	0.2	232.3	0.0	6.6	239.1

Carrying amount at 31 December 2007	4.2	2,270.0	271.5	7.7	2,553.4

Hereof finance leases	0.0	0.0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	1.8	0.9	0.0	2.7

At 1 October 2006, the value of land and buildings assessed for Danish tax purposes amounted to USD 0.8 million (carrying amount at 31 December 2007 USD 0.4 million) compared with USD 0.6 million at 1 October 2005.
Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 27.1 million (2006: USD 9.4 million).
For information on assets used as collateral security, please refer to note 16.
In all material aspects the depreciations under Other plant and operating equipment of USD 2.2 million relate to administration (2006: USD 1.2 million).

USD million

NOTE 9

FINANCIAL ITEMS	2007	2006
Financial income
Interest income from cash and cash equivalents	17.7	4.1
Gain on other investments (available-for-sale)	643.3	0.0
Dividends*)	1.3	26.4
Fair value adjustments on derivative financial instruments	0.0	1.7
Exchange rate adjustments including net gains from forward exchange rate contracts	15.1	7.3
	677.4	39.5
Financial expenses
Interest expense on mortgage and bank debt	70.6	40.2
Fair value adjustments on derivative financial instruments	5.4	0.0
Other interest expenses	3.0	1.1
Hereof included in the cost of tangible fixed assets	-0.8	-0.8
	78.2	40.5

Total financial items	599.2	-1.0

*) Includes dividend on the Norden shares of USD 0.0 million in 2007 (2006: USD 25.5 million).

USD million

NOTE 10	2007	2006
FREIGHT RECEIVABLES, ETC.

Analysis as at 31 December of freight receivables etc.:

FREIGHT RECEIVABLES, ETC.
Neither past due nor impaired	53.4	22.7
Due < 180 days	30.1	24.3
Due > 180 days	6.8	2.7
Total freight receivables, etc.	90.3	49.7

As at 31 December 2007, freight receivables etc. include receivables at a value of USD 1.5 million (2006: USD 1.5 million), that is individually determined to be impaired to a value of USD 0.6 million (2006: USD 0.6 million).

Movements in the provision for impairment of freight receivables etc. during the year are as follows:

PROVISION FOR IMPAIRMENT OF FREIGHT RECEIVABLES, ETC.
Balance at 1 January	0.9	0.8
Provisions for the year	0.0	0.2
Provisions reversed during the year	0.0	0.0
Provisions utilized during the year	0.0	-0.1
Balance at 31 December	0.9	0.9

Provision for impairment of freight receivables, etc. has been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

USD million

NOTE 11	2007	2006
TAX EXPENSES
Current tax for the year	-15.8	-4.7
Adjustments related to previous years	-3.8	6.3
Adjustment of deferred tax	7.1	-8.2
Tax expenses	-12.5	-6.6

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR
Corporation tax rate in Denmark	25.0%	28.0%
Differences in tax rates, foreign subsidiaries	-0.7%	-3.0%
Adjustment of tax related to previous years	0.5%	-2.6%
Change in deferred tax due to reduction of Danish corporation tax from 28% to 25%	-0.8%	-
Effect from the tonnage tax scheme	-22.4%	-19.7%
Effective corporate tax rate	1.6%	2.7%

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010.

Under the Danish tonnage tax scheme, the income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:
•	The net tonnage of the vessels used to generate the income from shipping activities
•	A rate applicable to the specific net tonnage of the vessel, based on a sliding scale
•	The number of days the vessels are used during the year.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

Payment of dividends to the shareholders of A/S Dampskibsselskabet TORM has no tax consequences for A/S Dampskibsselskabet TORM.

NOTE 11. continued	2007	2006
DEFERRED TAX
Balance at 1 January	62.8	54.6
Reduction of Danish corporation tax from 28% to 25%	-6.7	-
Deferred tax for the year	-0.5	8.2
Balance at 31 December	55.6	62.8

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTE 12	2007 Number of shares million	2006 Number of shares million	2007 Nominal value DKK million	2006 Nominal value DKK million
COMMON SHARES
Balance at 1 January	36.4	36.4	364.0	364.0
Share split	36.4	-	-	-
Balance at 31 December	72.8	36.4	364.0	364.0

The common shares consist of 72.8 million shares at denomination DKK 5 per share. No shares carry special rights.  All issued shares are fully paid.

In May 2007, the denomination of the Company’s shares was changed from DKK 10 per share to DKK 5 per share. The nominal value of the Company’s common shares remained unchanged DKK 364.0 million, whereas the number of shares were changed from 36.4 million shares of DKK 10 each to 72.8 million shares of DKK 5 each. In May 2004, the Company increased the share capital from nominally DKK 182.0 million to nominally DKK 364.0 million through the issue of 18.2 million bonus shares of DKK 10 each. The bonus shares were allotted to the Company’s existing shareholders at the ratio of 1:1. Beyond this, no changes have been made to the share capital within the last five years.

	2007 Number of shares (1,000)	2006 Number of shares (1,000)	2007 Nominal value DKK million	2006 Nominal value DKK million	2007 % of share capital	2006 % of share capital
TREASURY SHARES*)
Balance at 1 January	3,556.4	3,117.0	17.8	15.6	4.9	4.3
Purchase	0.0	455.6	0.0	2.3	0.0	0.6
Sale	0.0	0.0	0.0	0.0	0.0	0.0
Share options exercised	0.0	-16.2	0.0	-0.1	0.0	0.0
Balance at 31 December	3,556.4	3,556.4	17.8	17.8	4.9	4.9

*) The figures in the table above and the description below are adjusted to reflect the share split in May 2007.

At 31 December 2007, the Company’s holding of treasury shares represented 3,556,364 shares (2006: 3,556,364 shares) at denomination DKK 5 per share, with a total nominal value of USD 3.5 million (2006: USD 3.1 million) and a market value of USD 124.9 million (2006: USD 116.8 million). The retained shares equates to 4.9% (2006: 4.9%) of the Company’s common shares.

Total consideration in respect of the purchase of treasury shares was USD 0.0 million (2006: USD 10.4 million), and for the sale of shares it was USD 0.0 million (2006: USD 0.0 million). As the disposal of treasury shares in 2006 was carried out in connection with the exercise of share options, the consideration was based on exercise prices in the share option programme. The holding of treasury shares is held as a hedge of the Company’s share option programme.

USD million

NOTE 13	2007	2006
DEFERRED INCOME
Prepaid charter hire	3.8	0.0
Other	4.2	1.1
	8.0	1.1

USD million

NOTE 14	2007	2006
MORTGAGE DEBT AND BANK LOANS
To be repaid as follows:
Falling due within one year	768.8	55.9
Falling due between one and two years	139.1	55.9
Falling due between two and three years	69.1	68.5
Falling due between three and four years	112.6	53.5
Falling due between four and five years	107.7	53.5
Falling due after five years	456.1	407.6
	1,653.4	694.9

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 3.2 million (2006: USD 2.9 million). which are amortized over the term of the loans.

USD million

	Maturity	Fixed/ floating	2007 Effective interest	2006 Effective interest	2007 Fair value	2006 Fair value
LOAN
USD	2008	Floating	4.6%	6.2%	700.0	5.1
USD	2009	Floating	4.6%	5.8%	70.0	15.0
USD	2011	Floating	-	6.2%	0.0	8.1
USD	2011	Fixed	4.4%	4.4%	92.5	63.6
USD	2012	Floating	5.2%	-	16.7	0.0
USD	2012	Fixed	4.4%	-	32.1	0.0
USD	2014	Floating	5.1%	5.2%	328.9	399.2
USD	2015	Floating	5.0%	5.9%	190.3	206.8
USD	2016	Floating	4.7%	-	226.0	0.0

Weighted average effective interest rate			4.7%	5.4%
Fair value					1,656.5	697.8

The Company has an early settlement option to repay the loans.
Part of the loans with floating interest rate have been swapped to fixed interest rate. Please refer to note 20 for further information on interest rate swaps.
Certain of TORM’s loan agreements contain minimum requirements to the liquidity and solvency of TORM and other restrictions, which may limit TORM’s ability to:
•	Engage in mergers or acquisitions.
•	Change the management of TORM’s vessels.

As of 31 December 2007, TORM comply with these minimum requirements and restrictive covenants. Based on TORM’s expected future cash flow, investment programmes, etc. TORM expects to comply with the requirements and covenants until the maturity of the loan agreements.

Please refer to the section ‘Managing risk and exposure’ and note 21 for further information on financial risks.

USD million

NOTE 15	2007	2006
OTHER LIABILITIES
Partners and commercial managements	1.0	1.8
Accrued operating expenses	6.3	6.3
Accrued interest	11.0	3.8
Wages and social expenses	13.5	5.2
Derivative financial instruments	4.9	6.2
Payables to joint ventures	21.4	0.0
Miscellaneous, including items related to shipping activities	2.0	2.7
	60.1	26.0

USD million

NOTE 16	2007	2006
COLLATERAL SECURITY
Collateral security for mortgage debt and bank loans:
Vessels	956.5	682.9
	956.5	682.9

The total carrying amount for vessels that have been provided as security amounts to USD 1,033 million at 31 December 2007 (2006: USD 744 million).

USD million

NOTE 17	2007	2006
GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities	0.0	0.0

The guarantee liability for the Group is less than USD 0.1 million and relates to guarantee liabilities to Danish Shipowners’ Association.

USD million

NOTE 18	2007	2006
CONTRACTUAL LIABILITIES - AS LESSEE (operating leases)
Charter hire for vessels on time charter (incl. vessels not delivered):
Falling due within one year	177.6	129.4
Falling due between one and two years	181.8	128.0
Falling due between two and three years	147.9	115.4
Falling due between three and four years	131.6	103.6
Falling due between four and five years	120.0	99.4
Falling due after five years	397.8	306.1
	1,156.7	881.9
Average period until redelivery (year)	4.1	4.9

Leases have been entered into with a mutually irrevocable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

USD million
NOTE 18. continued	2007	2006
Newbuilding installments and exercised purchase options (purchase obligations):
Falling due within one year	273.5	191.3
Falling due between one and two years	249.7	161.3
Falling due between two and three years	207.2	179.7
Falling due between three and four years	37.8	62.9
Falling due between four and five years	0.0	18.0
Falling due after five years	0.0	0.0
	768.2	613.2
Other operating leases:
Falling due within one year	3.7	2.1
Falling due between one and two years	3.6	1.9
Falling due between two and three years	3.3	1.7
Falling due between three and four years	3.1	1.7
Falling due between four and five years	2.7	1.8
Falling due after five years	5.2	3.7
	21.6	12.9
Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts.

During the year, charter hire expenses have been recognized in the income statement at USD 160.2 million (2006: USD 106.3 million) of which USD 4.2 million (2006: USD 7.1 million) relate to profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 3.9 million (2006: USD 2.5 million).

CONTRACTUAL LIABILITIES - AS LESSOR (operating leases) Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered):
Falling due within one year	370.1	145.0
Falling due between one and two years	151.2	41.0
Falling due between two and three years	39.1	23.6
Falling due between three and four years	13.7	6.1
Falling due between four and five years	9.3	0.0
Falling due after five years	8.6	0.0
	592.0	215.7
Average period until redelivery (year)	1.3	1.1

Certain leases include a profit sharing element implying that the actual charter hire income may be lower.

Charter hire income for vessels on time charter and bareboat charter is recognized under revenue.

NEWBUILDING CONTRACTS
As at 31 December 2007, TORM had contracted 21 newbuildings (2006: 17 newbuildings) to be delivered during 2008 to 2011. For all 21 vessels the total outstanding contractual commitment amounted to USD 745 million as at 31 December 2007. In addition TORM called an option in 2007 to acquire one Panamax bulk carrier on time charter built in 2004, which will be delivered in the first quarter of 2008. The contractual liability relating to this vessel amounted to USD 23 million as at 31 December 2007.

USD million

NOTE 19

ACQUIRED TIME CHARTER CONTRACTS

The Company has under a business combination acquired some time charter contracts which have been measured at fair value and recognized as a liability as of the acquisition date. This liability is amortized over the life of the underlying time charter contract, and is recognized as income under Revenue.

The table below shows the amortization:

USD million	2007	2006
AMORTIZATION OF ACQUIRED TIME CHARTER CONTRACTS
Amortization within one year	20.2	0.0
Amortization between one and two years	12.2	0.0
Amortization between two and three years	3.7	0.0
Amortization between three and four years	0.1	0.0
Amortization between four and five years	0.0	0.0
Amortization after five years	0.0	0.0
	36.2	0.0

During the year, amortization of acquired time charter contracts have been recognized as an income by USD 13,7 million.

NOTE 20

DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value of the derivative financial instruments:

	Fair value at 31 Dec. 2007	Fair value at 31 Dec. 2006
Hedge accounting cash flows:
Interest rate swaps	-0.6	3.0
Bunker hedge	3.3	-3.3
Forward Freight Agreements	6.0	5.9
Non hedge accounting:
Forward exchange rate contracts	1.7	1.0
Forward rate agreement	-0.2	0.0
Interest rate swaps	-2.0	3.5
Currency options	-0.3	0.4
Forward to buy shares	-0.3	0.0
Bunker hedge	-1.4	-1.5
Forward Freight Agreements	2.0	-2.3
Rights to share of gain on purchase options on vessels	44.6	0.0
Acquired liabilities related to options on vessels	-12.2	0.0
	40.6	6.7

USD million
The table below shows realized amounts and fair value adjustments regarding derivative financial instruments recognized in the income statement and equity in 2007:

	Income statement
	Revenue	Port expenses, bunkers and commissions	Freight and bunker derivatives	Financial items	Equity Hedging reserves
Bunker hedge	-	0.9	0.0	-	6.6
Forward Freight Agreements	8.8	-	2.9	-	0.1
Forward exchange rate contracts	-	-	-	2.9	-
Forward rate agreement	-	-	-	-0.1	-
Interest rate swaps	-	-	-	-0.7	-3.6
Currency options	-	-	-	0.1	-
Forward to buy shares	-	-	-	-0.3	-
Total 2007	8.8	0.9	2.9	1.9	3.1

Please refer to the section ‘Managing risk and exposure’ and note 21 for further information on commercial and financial risks.

The interest rate swaps with a fair value of USD -0.6 million (2006: USD 3.0 million) are designated as hedge accounting to hedge a part of TORM’s interest payments during the period 2008 to 2009.
The bunker hedge contracts with a fair value of USD 3.3 million (2006: USD -3.3 million) are designated as hedge accounting to hedge a part of TORM’s bunker expenses during the period 2008 to 2009.
The Forward Freight Agreements with a fair value of USD 6.0 million (2006: USD 5.9 million) are designated as hedge accounting to hedge a part of TORM’s revenue during the period 2008 to 2009.
The gains or losses on these contracts will be recognized in the income statement when realized together with the hedged items.

USD million

NOTE 21

FINANCIAL AND COMMERCIAL RISKS

EXCHANGE RATE RISK
All things being equal, a change in the USD exchange rate of 1% in relation to DKK would result in a change in profit before tax and equity as follows:

SENSITIVITY TO CHANGES IN THE USD/DKK EXCHANGE RATE	2007	2006
Changes at an increase in the USD exchange rate of 1% in relation to DKK:

Changes in profit before tax	0.8	0.7
Changes in equity	0.1	6.4

At year-end 2006, TORM had forward hedging contracts of USD 12 million against DKK in respect of operating costs for 2007. In 2007, TORM entered into exchange rate contracts for the sale of USD 451 million against DKK and sold USD 25 million spot in order to cover the DKK cash requirements for operating costs and dividends in 2007. As such, in 2007 spot and term exchange contracts for a total of USD 488 million were unwound at an average exchange rate of 5.57 as against the average exchange rate for the year of USD against DKK of 5.45. Furthermore, TORM sold USD 55 million with value in 2008 at an exchange rate of 5.24 against DKK.

In 2007, TORM entered into spot contracts for the purchase of USD 703 million against DKK in order to hedge the DKK proceeds from the sale of the Norden shares at an average exchange rate of 5.51.

In 2007, with settlement in 2008, TORM had entered into an agreement to purchase put-options in the amount of USD 15 million against DKK. With regard to the put-options, TORM can sell USD to the counterpart at an average exchange rate of 5.02 to the DKK. Additional in 2007, with settlement in 2008, TORM had entered into an agreement to sell a call-option in the amount of USD 40 million against DKK. With regard to the call-option, TORM is obliged to sell USD to the counterpart at an average exchange rate of 5.50 to the DKK.

TORM applies hedge accounting to certain forward foreign exchange contracts. Hedge accounting is applied systematically and is based upon specific policies.

INTEREST RATE RISK

TORM has significant cash requirements associated with long-term debt and time charters. These payments are influenced by changes in interest rates. In order to manage interest rate risks, financial instruments are entered to swap the variable interest rate on a portion of the borrowings for fixed rate debt.

All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

SENSITIVITY TO CHANGES IN INTEREST RATES	2007	2006
Changes at increase in the interest rate level of 1%-point:
Increase in interest rate expenses	8.0	1.8

TORM’s interest bearing USD debt decreased from year-end 2006 to year-end 2007 by USD 959 million to USD 1,657 million. Of TORM’s mortgage debt in USD with variable interest rates USD 761 million will be due within a 12 months period and USD 314 million after 1 – 5 years. The average effective interest rate is between 4.0% and 5.7%.

Please refer to note 14 for further details regarding our interest bearing debt.

The portion of the interest swaps hedging the USD mortgage debt with maturity within 1 year was USD 37 million and USD 146 million after 1 - 5 years. The average effective interest rates were between 3.2% and 4.7%. The market value of TORM’s interest rate swaps was USD -2.6 million at year-end 2007 (2006: USD 6.5 million).

At year-end, TORM had covered 50% of its total 2008 interest costs at an average rate of 5.0% including margin. For the period 2009-2010, the coverage is 22%. The fixed interest debt has an average period of 2.5 years remaining, expiring between 2008 and 2013.

TORM applies hedge accounting to interest rate swaps. Hedge accounting is applied systematically and is based upon specific policies.

MOVEMENT IN BUNKER PRICES

In 2007, TORM covered 23% of its bunker requirements using derivatives. As at 31 December 2007, TORM had hedged the price for 0.5% of its bunker requirements for 2008, and the market value of these contracts as at year-end was USD 1.9 million (2006: -4.8 million).

TORM applies hedge accounting to certain bunker hedge contracts, primarily contracts covering periods of 12 months or longer. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a price change of 1% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption:

SENSITIVITY TO CHANGES IN THE BUNKER PRICES	2007	2006
Changes at an increase in the bunker prices of 1% per ton:
Changes in bunker expenses	1.4	1.0

MOVEMENT IN FREIGHT RATES
TORM applies hedge accounting to certain FFA contracts, primarily contracts covering periods of 12 months or longer. Hedge accounting is applied systematically and is based upon specific policies.

Please refer to page 12 in the annual report for information on movement in freight rates.

USD million

NOTE 22	2007	2006
FINANCIAL INSTRUMENTS

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:

Loans and receivables
Freight receivables, etc.	90.3	49.7
Other receivables	14.9	8.5
Cash and cash equivalents	118.0	33.0
Total loans and receivables	223.2	91.2

Available-for-sale financial assets
Other investments	11.0	644.4
Total available-for-sale financial assets	11.0	644.4

Derivative financial instruments (assets)
Other financial assets (held for trading)	44.6	0.0
Other receivables (held for trading)	3.8	3.1
Other receivables (hedge accounting)	9.3	9.4
Total derivative financial instruments (assets)	57.7	12.5

Financial liabilities measured at amortized cost
Mortgage debt and bank loans	1,653.5	695.0
Trade payables	44.3	18.8
Other liabilities	41.7	15.0
Total financial liabilities measured at amortized cost	1,739.5	728.8

Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	12.2	0.0
Other liabilities (held for trading)	4.3	2.0
Other liabilities (hedge accounting)	0.6	3.8
Total derivative financial instruments (liabilities)	17.1	5.8

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 14.

USD million

NOTE 23

RELATED PARTY TRANSACTIONS

The members of the Company’s Board of Directors and Senior Management, near relatives to these persons and companies where these persons have control or exercise significant influence are considered as related parties.

Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner in the law firm Bech-Bruun. Bech-Bruun has rendered legal assistance during the financial year as one of a number of law firms. The firm’s fee of USD 0.3 million (2006: USD 0.3 million) is based upon the amount of time spent by the firm.

Mr. Stafanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD 6.8 million (2006: USD 8.5 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel.

There have been no other transactions with such parties during the financial year.

Management remuneration is disclosed in note 4.

It is considered that no single person has control over the Group or the Parent Company.

NOTE 24

ENTITIES IN THE GROUP

Parent Company:
A/S Dampskibsselskabet TORM	Denmark

Investments in subsidiaries*):
TORM Singapore (Pte) Ltd.	100%	Singapore	Republican Shipping LLC	100%	Marshall Islands
Amazon Shipping LLC	100%	Marshall Islands	Rhone Shipping LLC	100%	Marshall Islands
Neches Shipping LLC	100%	Marshall Islands	Rosetta Shipping LLC	100%	Marshall Islands
TORM Norge AS	100%	Norway	San Jacinto Shipping LLC	100%	Marshall Islands
TORM Shipping (Germany) G.m.b.H.	100%	Germany	Saone Shipping LLC	100%	Marshall Islands
Long Range 1 A/S	100%	Denmark	Tevere Shipping LLC	100%	Marshall Islands
Medium Range A/S	100%	Denmark	Thames Shipping LLC	100%	Marshall Islands
LR1 Management K/S	100%	Denmark	Trinity Shipping LLC	100%	Marshall Islands
MR Management K/S	100%	Denmark	Wabash Shipping LLC	100%	Marshall Islands
Charente Shipping LLC	100%	Marshall Islands	Ottawa Shipping LLC	100%	Marshall Islands
Fox Shipping LLC	100%	Marshall Islands	Tamar Shipping LLC	100%	Marshall Islands
Garonne Shipping LLC	100%	Marshall Islands	Ruby Shipping LLC	100%	Marshall Islands
Horizon Shipping LLC	100%	Marshall Islands	Ganges Shipping LLC	100%	Marshall Islands

Kansas Shipping LLC	100%	Marshall Islands	Libra Tankers Shipping LLC	100%	Marshall Islands
Loire Shipping LLC	100%	Marshall Islands	Tiber Shipping LLC	100%	Marshall Islands
Madison Shipping LLC	100%	Marshall Islands	OMI Marine Service Ltd.	100%	Delaware
Moselle Shipping LLC	100%	Marshall Islands	OMI Holding Ltd.	100%	Mauritius
Ohio Shipping LLC	100%	Marshall Islands	OMCI Ltd.	100%	India
Platte Shipping LLC	100%	Marshall Islands	OMI Crewing Service Ltd.	100%	Bermuda

Investments in legal entities included as jointly controlled entities*):
Long Range 2 A/S	50%	Denmark	Ugland & TORM Shipowning ApS	50%	Denmark
LR2 Management K/S	50%	Denmark	OMI Corporation	50%	Marshall Islands
TT Shipowning K/S	50%	Denmark	Brazos Shipping LLC	50%	Marshall Islands
Torghatten & TORM Shipowning ApS	50%	Denmark	Horizon Shipping LLC	50%	Marshall Islands
UT Shipowning K/S	50%	Denmark	TORM SHIPPING (PHILS.), INC.	25%	Philippines

Furthermore, TORM is participating in a number of joint ventures primarily The MR Pool, The LR1 Pool and The LR2 Pool which are not legal entities. The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents the income and expenses reflected in the consolidated income statement and the summarized balance sheet data that is reflected in the consolidated balance sheet for the year ended 31 December, 2006 and 2007 in accordance with IFRS associated with jointly controlled entities:

USD million	2007	2006

Total income	57.5	16.4
Total expenses	-54.2	-11.8
Net profit for the year	3.3	4.6

Non-current assets	114.1	17.0
Current assets	33.6	3.9

Non-current liabilities	0.0	15.8
Current liabilities	5.4	0.2

*)  Companies with activity in the financial year.

USD million

NOTE 25	2007	2006
EARNINGS PER SHARE
Net profit for the year (USD million)	791.7	234.5

Million shares
Average number of shares	72.8	72.8
Average number of treasury shares	-3.6	-3.4
Average number of shares outstanding	69.2	69.4
Dilutive effect of outstanding share options and restricted shares	0.2	0.0
Average number of shares outstanding incl. dilutive effect of share options	69.4	69.4

Earnings per share (USD)	11.4	3.4

Diluted earnings per share (USD)	11.4	3.4

The comparative figures are restated to reflect the change in the denomination of the Company’s shares from DKK 10 per share to DKK 5 in May 2007.

NOTE 26	2007	2006
APPROPRIATION OF NET PROFIT FOR THE YEAR INCL. PROPOSED DIVIDEND

Proposed appropriation of net profit for the year in the Parent Company, A/S Dampskibsselskabet TORM:
Proposed dividend	64.5	73.9
Retained profit	709.0	114.5
Net profit for the year	773.5	188.4

Total equity in the Parent Company, A/S Dampskibsselskabet TORM:
Common shares	61.1	61.1
Treasury shares	-18.1	-18.1
Revaluation reserves	7.3	579.8
Retained profit	874.1	513.1
Proposed dividend	64.5	73.9
Hedging reserves	8.7	5.6
Translation reserves	5.9	6.0
Total equity	1,003.5	1,221.4

Proposed dividend per share (USD) *)	0.9	1.0
Dividend per share paid (USD) *)	6.1	1.9

The difference between proposed dividend per share in USD in 2006 and dividend per share paid in USD in 2007 relates to the extraordinary dividend paid in 2007 and the change in the USD/DKK exchange rate as the dividend is paid in DKK.

*) The comparative figures are adjusted to reflect the share split in May 2007.

USD million

NOTE 27	2007	2006
CASH FLOWS

Reversal of other non-cash movements:
Amortization of acquired assets and liabilities	-13.7	0.0
Adjustments on derivative financial instruments	-1.9	3.9
Exchange rate adjustments	12.8	1.7
Other adjustments	1.4	0.4
Total reversal of other non-cash movements	-1.4	6.0

USD million

NOTE 28

ACQUISITION OF COMPANIES

The Company and Teekay through their jointly owned entity Omaha Inc. acquired OMI Corporation (OMI) on 8 June 2007. The majority of OMI’s assets and liabilities was divided equally between the Company and Teekay on 1 August 2007. The parties intend to divide the remaining assets and liabilities equally as well.

The acquistion of 50% of OMI was recognized as an investment in a jont venture by proportionate consolidation, while the assets and liabilities acquired from OMI on 1 August 2007 was recognized using the purchase method. Cash was only paid in the 50% acquisition of OMI on 8 June 2007.

The details of the OMI acquisition are as follows (TORM’s share):

Name and primary activity	Acquisition date	Acquired ownership %	Acquired voting instruments %	Acquisition price USD million

OMI Corporation, Stamford, Connecticut, USA - A shipping company in the energy transportation sector	8 June 2007	50	50	910.9

The Company did not participate in mergers or acquisitions in 2006.

The following table summarises the preliminary fair values of the assets acquired and the liabilities assumed by the Company on 1 August 2007:

USD million	Book value	Fair value adjustment	Fair value
Intangible assets	7.5	5.9	13.4
Tangible fixed assets	581.2	382.6	963.8
Other financial assets	0.0	44.8	44.8
Freight receivables, etc.	30.0	0.0	30.0
Other receivables	3.0	0.0	3.0
Prepayments	9.7	0.0	9.7
Cash and cash equivalents	41.9	0.0	41.9
Mortgage debt and bank loans	-261.4	-14.7	-276.1
Acquired liabilities related to options on vessels	0.0	-12.2	-12.2
Other financial liabilities	0.0	-2.1	-2.1
Trade payables	-13.2	0.0	-13.2
Acquired timecharter contracts	0.0	-46.0	-46.0
Other liabilities	-58.1	0.0	-58.1
Deferred income	-4.5	0.0	-4.5
Net assets acquired	336.1	358.3	694.4
Goodwill			87.7
Consideration			782.1

USD million

NOTE 28, continued

The table below summarises reconciles the 8 June 2007 cash payment for the investment in OMI and the value of the acquired assets and liabilities on 1 August 2007.

USD million	Fair value

Cost of acquisition from joint venture 1 August 2007	782.1

Tangible fixed assets still owned by joint venture	68.3
Movements in the period from 8 June to 31 July 2007:
Share of net result	-4.6
Marketable securities sold	28.5
Other repayment	36.6

Consideration paid in cash for 50% of OMI 8 June 2007	910.9
Cash and cash equivalents, acquired 8 June 2007	-100.7
Net cash outflow	810.2

The acquisition balance sheet as per 8 June 2007 has been prepared on a provisionally basis. The final review of assets and liabilities transferred to TORM and Teekay and payment hereof has not yet been completed.

Of the net profit for the year for the group of USD 792 million are USD 20 million attributable to income generated by acquired assets and assumed liabilities. If OMI had been acquired with effect of 1 January 2007, the revenue would have been USD 929 million and net profit for the year USD 834 million. It is the management’s assessment that these proforma figures reflect the level of earnings for the group after the acquisition and that the figures constitute a basis for comparison in subsequent financial years.

The preparation the proforma figures for revenue and profit for the year is based on actual earnings for the period and the fair values used in the acquisition balance sheet and the effect hereof on earnings, including depreciation on tangible fixed assets and intangible assets.

USD million

NOTE 29

TIME CHARTER CONTRACTS

At 31 December 2007, TORM had entered into the following time charter contracts as lessee:

Year/ Vessel type	Number of operating days	Average daily freight rates USD	Year/ Vessel type	Number of operating days	Average daily freight rates USD
2008:			2013:
LR2	373	24,551	LR1	240	20,656
LR1	3,930	20,775	MR	2,160	15,908
MR	270	16,864	Panamax	4,155	16,170
SR	720	22,500	2014:
Panamax	3,270	17,376	MR	1,905	15,796
2009:			Panamax	3,720	15,973
LR2	360	24,500	2015:
LR1	3,735	20,177	MR	1,575	15,746
MR	1,740	15,859	Panamax	3,210	16,004
SR	690	22,500	2016:
Panamax	2,775	15,857	MR	360	15,900
2010:			Panamax	2,205	16,339
LR2	360	24,500	2017:
LR1	2,475	20,395	MR	315	15,900
MR	2,160	15,908	Panamax	1,800	16,476
SR	30	22,500	2018:
Panamax	3,150	15,494	Panamax	1,530	16,767
2011:			2019:
LR2	360	24,500	Panamax	720	17,450
LR1	1,830	20,880	2020:
MR	2,160	15,908	Panamax	630	17,450
Panamax	3,240	15,487
2012:
LR1	1,125	20,510
MR	2,160	15,908
Panamax	3,960	15,810

The above-mentioned time charter contracts are included in the contractual liabilities in note 18. The note above does not include two bareboat contracts which expire medio 2010 fixed at an average daily freight rate of USD 14,004 which is included in note 18.

USD million

NOTE 30

PURCHASE OPTIONS ON VESSELS

At 31 December 2007, TORM had the following purchase options on vessels:

Exercise year/ Vessel type	Number of vessels	Average age of vessels, years	Average option exercise price at 31 Dec. 2007 USD million
2008:
Panamax	2.0	3.0	22.6
Kamsarmax *)	2.0	0.0	50.0
2009:
LR1 **)	0.5	3.0	15.5
Panamax	1.0	3.0	23.0
2011:
LR1 **)	0.5	5.0	14.2
Panamax	1.0	3.0	28.7
2012:
MR ***)	1.0	3.0	38.4
Panamax	1.0	3.0	26.5
2013:
Panamax	3.0	4.3	32.6
2014:
MR	1.0	5.0	32.1
Panamax	1.0	5.0	45.0
2015:
Panamax	1.0	5.0	35.4
2016:
Panamax	1.0	5.0	39.8
2017:
Panamax	2.0	5.0	39.4
2018:
Panamax	1.0	7.0	39.8

At 31 December 2006, TORM had purchase options on 14 vessels.

*)
Each option can be exercised if the market price for the vessel exceeds the option price by minimum USD 2 million. There is a 50/50 profit sharing on the difference between the market price and the option price.

**)	TORM holds 50% of the purchase option on the vessel, and therefore the stated option price is for 50% of the vessel.
***)	The stated option price is the minimum option price for the vessel.

BOARD OF DIRECTORS

NIELS ERIK NIELSEN
Born: 14-03-48                                 TORM shares: 5,360                                           Re-election: 2011
N. E. Nielsen became Chairman of TORM in April 2002 and has been a Board member since September 2000. N. E. Nielsen is a partner of the law firm Bech-Bruun and holds a Law degree from the University of Copenhagen. N. E. Nielsen is member of TORM’s Remuneration Committee and a Board member of the following companies:

•           Amagerbanken Aktieselskab.
•           Ambu A/S.
•           Charles Christensen A/S.
•           Cimber Air Holding A/S.
•           Danica-Elektronik A/S.
•           Gammelrand Skærvefabrik A/S.
•           GPV Industri A/S.
•           InterMail A/S.
•           Mezzanin Kapital A/S.
•           Pele Holding A/S.
•           P.O.A. Ejendomme A/S.
•           Satair A/S.
•           SCF-Technologies A/S.
•           Weibel Scientific A/S.
with subsidiary companies.

Special competencies:
•	General management as Chairman of other listed companies with global activities.
•	Specialist in company law.

CHRISTIAN FRIGAST
Born: 23-11-51                                 TORM shares: 5,704                                           Re-election: 2011
A member of the Board since September 2000. Mr. Frigast became Deputy Chairman in April 2002. He is the Managing Director of Axcel A/S and holds an M.Sc. (Econ) from the University of Copenhagen. Christian Frigast is member of TORM’s Audit Committee and Remuneration Committee and a Board member of the following companies:

•           Axcel Management A/S.
•           IDdesign A/S.
•           Noa Noa ApS.
•           Royal Scandinavia A/S.

Special competencies:
•           General management as Chairman.
•           Board member of primarily non-listed Danish and international companies.
•           Financing.
•           Merges and acquisitions.

PETER ABILDGAARD
Born: 21-04-65                                 TORM shares: 4,968                                           Re-election: 2011
A member of the Board since April 2007, representing the employees of TORM on the Board. Mr. Abildgaard is employed by TORM as General Manager for Quality and Vetting and has been with the Company since 1987.

Special competencies:
•           Member of Intertanko’s Vetting Committee.
•           Currently studying for an MBA in Shipping and Logistics.

LENNART ARRIAS
Born: 17-07-48                                 TORM shares: 680                                           Re-election: 2011
A member of the Board since April 2003, representing the employees of TORM on the Board. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992.

Special competencies:
•	Worldwide sea services since 1965 with experience from general, refrigerated, container and project cargoes as well as dry bulk and tanker cargo.

MARGRETHE BLIGAARD
Born: 18-05-68                                 TORM shares: 4,570                                           Re-election: 2011
A member of the Board since April 2007, representing the employees of TORM on the Board. Ms. Bligaard is employed by TORM as HR Consultant, HR Projects and has been with the Company since 1989.

Special competencies:
•           16 years’ experience with tanker chartering and operations.
•           Strategy work.
•           Currently studying for an MBA at Henley Management College.

GABRIEL PANAYOTIDES
Born: 14-01-55                                 TORM shares: 48,864                                           Re-election: 2011
A member of the Board since September 2000. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978. He has a Bachelors degree from the Pireaus University of Economics. Mr. Panayotides is member of TORM’s Audit Committee and a Board member of the following companies:

•           Excel Maritime (listed on NYSE).
•           Bureau Veritas and Lloyds Register of Shipping classification society Greek committee.

Special competencies:
•           Board experience from other listed companies.
•           Ship managment – shipowning.

STEFANOS-NIKO ZOUVELOS
Born: 20-07-55                                 TORM shares: 100                                           Re-election: 2010
A member of the Board since April 2006. General Manager of Beltest Shipping Company Ltd. Mr. Zouvelos holds an M.Sc. in Quantitative Economics from the University of Stirling, Scotland.

Special competencies:
•           Financial management in shipping.
•           Over 20 years in shipping.

SENIOR MANAGEMENT

KLAUS KJÆRULFF
Born: 30-01-52
President and Chief Executive Officer since September 2000. Klaus Kjærulff has worked for TORM since 1976. From 1997 to 2000, he headed the Company’s Tanker and Bulk Divisions as Executive Vice President, and from 1981 to 1997 he was Vice President in charge of the Tanker Division. He is a Board member of the following companies:

• Danish Shipowners’ Association.
• Assuranceforeningen SKULD.
• The Trade Council of Denmark.
• Norsk Veritas Råd.
• ICC Denmark.

MIKAEL SKOV
Born: 03-07-63
Chief Operating Officer since March 2007. Mikael Skov has worked for TORM since 1984. From 2000 to 2007, he served as Executive Vice President for TORM’s Tanker Division. He is a Board member of the following companies:

• Syddansk Universitet – Institute for Maritime Research and Innovation.

MANAGEMENT

ESBEN POULSSON
President and CEO, TORM Singapore

ANDERS ENGHOLM
Executive Vice President, Tanker Division

CLAUS USEN JENSEN
Executive Vice President, Technical Division

JAN MECHLENBURG
Executive Vice President, Shipowning and Sale & Purchase Division

TORBEN BAGER
Senior Vice President, Finance

SØREN CHRISTENSEN
Senior Vice President, Bulk Division

JESPER HOLMARK
Senior Vice President, Accounts

KIM RASMUSSEN
Senior Vice President, Bulk Division

CHRISTIAN RIBER
Senior Vice President, HR

MANAGEMENT’S AND AUDITORS’ REPORT

STATEMENT BY THE BOARD OF DIRECTORS AND MANAGEMENT ON THE ANNUAL REPORT

The Board of Directors and Management have presented and adopted the Annual Report of A/S Dampskibsselskabet TORM for the financial year ended 31 December 2007.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

We consider the accounting policies applied to be appropriate for the Annual Report to give a true and fair view of the Group’s and the Parent’s  financial position at 31 December 2007 and of their financial performance and their cash flows for the financial year then ended.

We recommend that the Annual Report is adopted at the Annual General Meeting.

Copenhagen, 14 March 2008

BOARD OF DIRECTORS:	MANAGEMENT:

Niels Erik Nielsen,	Klaus Kjærulff
Chairman	CEO

Christian Frigast	Mikael Skov
Deputy Chairman	COO

Peter Abildgaard

Lennart Arrias

Margrethe Bligaard

Gabriel Panayotides

Stefanos-Niko Zouvelos

THE INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS OF
A/S DAMPSKIBSSELSKABET TORM

We have audited the annual report of A/S Dampskibsselskabet TORM for the financial year ended 31 December 2007. The annual report comprises the statement by Management on the annual report, the Management’s review, the income statement, the balance sheet, the statement of changes in equity, the cash flow statement and the notes to the financial statements, including the accounting policies. The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

MANAGEMENT’S RESPONSIBILITY FOR THE ANNUAL REPORT
Management is responsible for the preparation and fair presentation of an annual report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY AND BASIS OF OPINION
Our responsibility is to express an opinion on this annual report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of an annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

OPINION
In our opinion, the annual report gives a true and fair view of the Group’s and the Parent’s financial position at 31 December 2007 and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

Copenhagen, 14 March 2008

DELOITTE
Statsautoriseret Revisionsaktieselskab

Erik Holst Jørgensen	Kirsten Aaskov Mikkelsen
State Authorized Public Accountant	State Authorized Public Accountant

PARENT COMPANY
ANNUAL REPORT 2007

INCOME STATEMENT
AT 1 JANUARY - 31 DECEMBER

USD ’000		2007	2006
	Note
Revenue		612,140	539,573
Port expenses, bunkers and commissions		-155,722	-142,524
Freight and bunkers derivatives		2,894	620

Time charter equivalent earnings		459,312	397,669

Charter hire		-161,250	-123,994
Operating expenses	2	-76,507	-61,608

Gross profit (Net earnings from shipping activities)		221,555	212,067

Profit from sale of vessels		19,337	34,772
Administrative expenses	2.3	-46,247	-31,224
Other operating income		11,165	9,858
Depreciation and impairment losses	5	-48,445	-44,996

Operating profit		157,365	180,477

Financial income	6	691,715	41,027
Financial expenses	6	-64,042	-26,704

Profit before tax		785,038	194,800

Tax expenses	8	-11,525	-6,421

Net profit for the year		773,513	188,379
Allocation of profit

The Board of Directors recommends that the year’s result of USD 774 million be allocated as follows:

Proposed dividend USD 0.9 per share of DKK 5 (2006: USD 1.0)		64,548
Retained profit		708,965
		773,513

The accompanying notes are an integrated part of these financial statements.

BALANCE SHEET
AT 31 DECEMBER

USD ’000		2007	2006
	Note
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		2,021	374
Vessels and capitalized dry-docking	11	934,004	868,046
Prepayments on vessels		218,691	146,640
Other plant and operating equipment		4,332	3,293
	5	1,159,048	1,018,353

Financial assets
Investment in subsidiaries	4	916,044	26,473
Loans to subsidiaries		162,441	22,902
Investment in jointly controlled entities	4	9	9
Loans to jointly controlled entities		126,991	0
Other investments	4	10,869	644,374
		1,216,354	693,758

Total non-current assets		2,375,402	1,712,111

CURRENT ASSETS
Inventories of bunkers		18,019	10,906
Freight receivables, etc.	7	59,005	45,035
Other receivables		35,195	20,908
Prepayments		2,325	4,193
Cash and cash equivalents		88,900	24,795
Total current assets		203,444	105,837

TOTAL ASSETS		2,578,846	1,817,948

The accompanying notes are an integrated part of these financial statements.

BALANCE SHEET
AT 31 DECEMBER

USD ’000		2007	2006
	Note
EQUITY AND LIABILITIES
EQUITY
Common shares		61,098	61,098
Treasury shares		-18,118	-18,118
Revaluation reserves		7,268	579,852
Retained profit		874,100	513,097
Proposed dividend		64,548	73,939
Hedging reserves		8,664	5,589
Translation reserves		5,896	5,896

Total equity		1,003,456	1,221,353

LIABILITIES
Non-current liabilities
Deferred tax liability	8	55,662	62,787
Mortgage debt and bank loans	9, 11	693,863	448,777
Total non-current liabilities		749,525	511,564

Current liabilities
Mortgage debt and bank loans	9, 11	750,625	39,342
Trade payable		28,948	17,351
Current tax liabilities		13,986	4,270
Other liabilities	10	32,306	24,068
Total current liabilities		825,865	85,031

Total liabilities		1,575,390	596,595

TOTAL EQUITY AND LIABILITIES		2,578,846	1,817,948
Accounting policies	1
Collateral security	11
Guarantee and contingent liabilities	12
Contractual liabilities	13
Derivative financial instruments	14
Financial intruments	15
Related party transactions	16
Cash flows	17

The accompanying notes are an integrated part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

					Gains/losses recognized directly in equity

	Common shares	Treasury shares*)	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
EQUITY
Balance at 1 January 2006	61.1	-7.7	400.0	132.4	296.4	3.2	6.0	891.4

Changes in equity 2006:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							0.0	0.0
Reversal of deferred gain/loss on cash flow hedges at beginning of year						-3.2		-3.2
Deferred gain/loss on cash flow hedges at year-end						5.6		5.6
Reversal of fair value adjustment on available for sale investments at beginning of year					-296.4			-296.4
Fair value adjustment on available for sale investments at year-end					579.8			579.8
Net gains/losses recognized directly in equity	0.0	0.0	0.0	0.0	283.4	2.4	0.0	285.8
Profit for the year			188.4					188.4
Total recognized income/ expenses for the year	0.0	0.0	188.4	0.0	283.4	2.4	0.0	474.2
Purchase of treasury shares, cost		-10.4						-10.4
Dividends paid				-140.1				-140.1
Dividends paid on treasury shares			5.9					5.9
Exchange rate adjustment on dividends paid			-7.7	7.7				0.0
Exercise of share options			0.4					0.4
Proposed dividends for the financial year			-73.9	73.9				0.0
Total changes in equity 2006	0.0	-10.4	113.1	-58.5	283.4	2.4	0.0	330.0

Equity at 31 December 2006	61.1	-18.1	513.1	73.9	579.8	5.6	6.0	1,221.4

Changes in equity 2007:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							-0.1	-0.1
Reversal of deferred gain/loss on cash flow hedges at the beginning of the year						-5.6		-5.6
Deferred gain/loss on cash flow hedges at year end						8.7		8.7
Fair value adjustment on available for sale investments					70.8			70.8
Transfer to profit or loss on sale of available for sale investments					-643.3			-643.3
Net gains/losses recognized directly in equity	0.0	0.0	0.0	0.0	-572.5	3.1	-0.1	-569.4
Profit for the year			773.5					773.5
Total recognized income/ expenses for the year	0.0	0.0	773.5	0.0	-572.5	3.1	-0.1	204.1
Extraordinary dividend paid			-369.3					-369.3
Extraordinary dividend paid on treasury shares			18.0					18.0
Dividends paid				-76.4				-76.4
Dividends paid on treasury shares			3.7					3.7
Exchange rate adjustment on dividends paid			-2.5	2.5				0.0
Share-based compensation			2.0					2.0
Proposed dividends for the financial year			-64.5	64.5				0.0
Total changes in equity 2007	0.0	0.0	360.9	-9.4	-572.5	3.1	-0.1	-217.9

Equity at 31 December 2007	61.1	-18.1	874.1	64.5	7.3	8.7	5.9	1,003.5
*)           Please refer to note 11 in the consolidated financial statements for further information on treasury shares.

The accompanying notes are an integrated part of these financial statements.

CASH FLOW STATEMENT

USD ’000		2007	2006
	Note
CASH FLOW FROM OPERATING ACTIVITIES
Operating profit		157,365	180,477

Adjustments:
Reversal of profit from sale of vessels		-19,337	-34,772
Reversal of depreciation and impairment losses		48,445	44,996
Reversal of other non-cash movements	17	13,033	5,889

Dividends received		8,078	28,501
Interest received and exchange rate gains		26,341	9,521
Interest paid		-57,402	-26,729
Income taxes paid		-9,439	-3,085
Change in inventories, accounts receivables and payables		-13,666	-20,420

Net cash inflow/(outflow) from operating activities		153,418	184,378

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		-207,999	-223,351
Investment in equity interests and securities		-977,244	-1,187
Sale of equity interests and securities		791,848	0
Loans and repayment of loans to subsidiaries and associated companies		-266,530	29,932
Sale of non-current assets		38,194	63,432

Net cash inflow/(outflow) from investing activities		-621,731	-131,174

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities		1,796,978	133,096
Repayment/redemption, mortgage debt		-840,610	-162,673
Dividends paid		-423,950	-134,140
Purchase/disposal of treasury shares		0	-10,410

Cash inflow/(outflow) from financing activities		532,418	-174,127

Net cash inflow/(outflow) from operating, investing and financing activities		64,105	-120,923

Cash and cash equivalents, at 1 January		24,795	145,718

Cash and cash equivalents, at 31 December		88,900	24,795
Of which used as collateral		0	0
		88,900	24,795

The accompanying notes are an integrated part of these financial statements.

NOTES

SUPPLEMENTARY ACCOUNTING POLICIES FOR THE PARENT COMPANY

In addition to the accounting policies for the Group as presented in Note 1 in the consolidated financial statements, the Parent Company, A/S Dampskibsselskabet TORM, applies the following supplementary accounting policies.

Foreign currencies
Exchange rate gains or losses on intercompany balances with subsidiaries, which are considered a part of the investment in the entity, are recognized directly in equity.

Investments in subsidiaries and jointly controlled entities
Investment in subsidiaries, associated companies and jointly controlled entities are recognized and measured in the financial statements of the Parent Company at cost and classified as non-current assets. Dividends are recognized under financial income.

USD million

Note 2	2007	2006
STAFF COSTS
Total staff costs
Staff costs included in operating expenses	15,2	13.6
Staff costs included in administrative expenses	27.3	20.4
Total	42.5	34.0

Staff costs comprise the following
Wages and salaries	36.8	31.0
Share-based compensation	2.3	0.0
Pension costs	3.2	2.8
Other social security costs	0.2	0.2
Total	42.5	34.0

Employee information
The average number of staff in the Parent Company in the financial year was 364 (2006: 327).
Management remuneration is disclosed in note 4 in the consolidated financial statements.

USD million

Note 3	2007	2006
Remuneration to the auditors appointed at the Annual General Meeting

Deloitte
Audit fees	0.5	0.8
Audit related fees	0.2	0.0
Tax fees	0.0	0.1
Fees for other services	0.1	0.0
Total fees. Deloitte	0,8	0.9

USD million

Note 4	Investment in subsidiaries	Investment in jointly controlled activities	Total invest- ments	Other invest- ments
FINANCIAL ASSETS
Cost:
Balance at 1 January 2006	25.7	0.0	25.7	64.5
Additions	1.2	0.0	1.2	0.0
Disposals	-0.4	0.0	-0.4	0.0
Balance at 31 December 2006	26.5	0.0	26.5	64.5

Value adjustment:
Balance at 1 January 2006	0.0	0.0	0.0	296.5
Exchange rate adjustment	0.0	0.0	0.0	42.2
Value adjustment for the year	0.0	0.0	0.0	241.2
Disposals	0.0	0.0	0.0	0.0
Balance at 31 December 2006	0.0	0.0	0.0	579.9

Carrying amount at 31 December 2006	26.5	0.0	26.5	644.4

Cost:
Balance at 1 January 2007	26.5	0.0	26.5	64.5
Additions	977.2	0.0	977.2	0.0
Disposals	-87.7	0.0	-87.7	-60.9
Balance at 31 December 2007	916.0	0.0	26.5	3.6

Value adjustment:
Balance at 1 January 2007	0.0	0.0	0.0	579.9
Exchange rate adjustment	0.0	0.0	0.0	2.4
Value adjustment for the year	0.0	0.0	0.0	68.3
Disposals	0.0	0.0	0.0	-643.3
Balance at 31 December 2007	0.0	0.0	0.0	7.3

Carrying amount at 31 December 2007	916.0	0.0	916.0	10.9

Hereof listed				7.8
Hereof unlisted				3.1

A list of companies in the Group is found in note 24 at page 96 in the annual report.

USD million

Note 5	Land and buildings	Vessels and capitalized dry-docking	Prepay- ments on vessels	Other plant and operating equipment	Total
TANGIBLE FIXED ASSETS
Cost:
Balance at 1 January 2006	1.3	876.6	97.4	5.9	981.2
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	91.9	128.9	2.4	223.2
Disposals	-0.8	-78.2	0.0	-0.4	-79.4
Transferred to/from other items	0.0	79.7	-79.7	0.0	0.0
Balance at 31 December 2006	0.5	970.0	146.6	7.9	1,125.0

Depreciation and impairment losses:
Balance at 1 January 2006	0.4	108.8	0.0	3.8	113.0
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	0.0	0.0	0.0	0.0
Disposals	-0.3	-50.7	0.0	-0.3	-51.3
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.0	43.8	0.0	1.1	44.9
Balance at 31 December 2006	0.1	101.9	0.0	4.6	106.6

Carrying amount at 31 December 2006	0.4	868.1	146.6	3.3	1,018.4

Hereof financial expenses included in cost	0.0	1.1	0.8	0.0	1.9

Cost:
Balance at 1 January 2007	0.5	970.0	146.6	7.9	1,125.0
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	1.6	13.9	189.9	2.6	208.0
Disposals	0.0	-28.5	0.0	-0.5	-29.0
Transferred to/from other items	0.0	117.8	-117.8	0.0	0.0
Balance at 31 December 2007	2.1	1,073.2	218.7	10.0	1,304.0

Depreciation and impairment losses:
Balance at 1 January 2007	0.1	101.9	0.0	4.6	106.6
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	-9.8	0.0	-0.3	-10.1
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.0	47.1	0.0	1.4	48.5
Balance at 31 December 2007	0.1	139.2	0.0	5.7	145.0

Carrying amount at 31 December 2007	2.0	934.0	218.7	4.3	1,159.0

Hereof finance leases	0.0	0.0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	1.7	0.7	0.0	2.4

At 1 October 2006 the value of land and buildings in Denmark assessed for Danish tax purposes amounted to USD 0.8 million (carrying amount at 31 December 2007 USD 0.4 million) compared with USD 0.6 million at 1 October 2005.

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 15.3 million (2006: USD 7.2 million).

Please refer to note 11 for information in relation to assets used for collateral security.

USD million

Note 6	2007	2006
FINANCIAL ITEMS
Financial income
Interest income from cash and cash equivalents	25.0	3.5
Gain on other investments (available-for-sale)	643.3	0.0
Dividends*	1.3	26.4
Dividends from subsidiaries	6.8	2.1
Fair value adjustments on derivative financial instruments	0.0	1.5
Exchange rate adjustments inclusive net gains from forward exchange rate contracts	15.3	7.5
	691.7	41.0

Financial expenses
Impairment losses on subsidiaries, associated companies and jointly controlled entities	0.0	0.2
Interest expense on mortgage and bank debt	56.4	26.2
Fair value adjustments on derivative financial instruments	5.4	0.0
Other interest expenses	2.8	1.0
Hereof included in the cost of tangible fixed assets	-0.6	-0.7
	64.0	26.7

Total financial items	627.7	14.3

*Includes dividend on the NORDEN shares of USD 0.0 million in 2007 (2006: USD 25.5 million).

USD million

Note 7	2007	2006
FREIGHT RECEIVABLES, ETC.
Analysis as at 31 December of freight receivables, etc.:

FREIGHT RECEIVABLES, ETC.
Neither past due nor impaired	30.4	22.1
Due < 180 days	23.8	20.2
Due > 180 days	4.8	2.7
Total Freight receivables, etc.	59.0	45.0

As at 31 December 2007, freight receivables, etc. includes receivables at a value of USD 1.3 million (2006: USD 1.4 million), that is individually determined to be impaired to a value of USD 0.5 million (2006: USD 0.6 million).

Movements in the provision for impairment of freight receivables etc. during the year are as follows:

Movements in the provision for impairment of freight receivables, etc. during the year are as follows:

USD million	2007	2006
PROVISION FOR IMPAIRMENT OF FREIGHT RECEIVABLES, ETC.
Balance at 1 January	0.8	0.8
Provisions for the year	0.0	0.0
Provisions reversed during the year	0.0	0.0
Provisions utilised during the year	0.0	0.0
Balance at 31 December	0.8	0.8

Provision for impairment of freight receivables, etc. has been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

USD million

Note 8	2007	2006
TAX
Current tax for the year	-14.8	-4.5
Adjustments related to previous years	-3.8	6.3
Adjustment of deferred tax	7.1	-8.2
Tax expenses	-11.5	-6.4

Effective corporate tax rate	1.5%	3.3%

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010.
Under the Danish tonnage tax scheme, the income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:

•	· The net tonnage of the vessels used to generate the income from shipping activities
•	· A rate applicable to the specific net tonnage of the vessel, based on a sliding scale
•	· The number of days the vessels are used during the year.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

The difference between the effective corporate tax rate 1.5% (2006: 3.3%) and the corporation tax rate in Denmark 25% (2006: 28%) primarily relates to the tonnage tax scheme.

Payment of dividends to the shareholders of A/S Dampskibsselskabet TORM has no taxable consequences for A/S Dampskibsselskabet TORM.

	2007	2006
DEFERRED TAX

Deferred tax at 1 January	62.8	54.6
Reduction of Danish corporation tax from 28% to 25%	-6.7	0.0
Deferred tax for the year	-0.4	8.2
Deferred tax at 31 December	55.7	62.8

Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.

USD million

Note 9	2007	2006
MORTGAGE DEBT AND BANK LOANS
To be repaid as follows:

Falling due within one year	750.6	39.3
Falling due between one and two years	121.0	39.4
Falling due between two and three years	51.1	51.9
Falling due between three and four years	94.5	36.9
Falling due between four and five years	89.6	36.9
Falling due after five years	337.7	283.7
	1,444.5	488.1

The presented amounts to be repaid are adjusted by directly related costs arised from the issuing of the loans by USD 2.8 million (2006: USD 2.9 million). which are amortized over the term of the loans.

USD million

Note 9, continued			2007	2006	2007	2006
	Maturity	Fixed/ floating	Effective interest	Effective interest	Fair value	Fair value
LOAN
USD	2008	Floating	4.6%	6.2%	700.0	5.1
USD	2009	Floating	4.6%	5.8%	70.0	15.0
USD	2011	Floating	-	6.2%	0.0	8.1
USD	2011	Fixed	4.4%	4.4%	92.5	63.6
USD	2012	Floating	5.2%	-	16.7	0.0
USD	2012	Fixed	4.4%	-	32.1	0.0
USD	2014	Floating	5.1%	5.2%	310.0	399.2
USD	2016	Floating	4.7%	-	226.0	0.0

Weighted average effective interest rate			4.7%	5.1%
Fair value					1,447.3	491.0

The Parent Company has an early settlement option to repay the loans.
Part of the loans with floating interest rate have been swapped to fixed interest rate.
Certain of the TORM’s loan agreements contain minimum requirements to the liquidity and solvency of the Company and other restrictions, which may limit our ability to:

•	Engage in mergers or acquisitions.
•	Change the management of the Company’s vessels.

As of 31 December 2007 the Company comply with these minimum requirements and restrictive covenants. Based on the Company’s expected future cash flow, investment programmes, etc. we expect that the requirements and covenants is complied until the maturity of the loan agreements.
Please refer to the section ‘Managing risk and exposure’ and note 21 in the consolidated financial statements for further information on financial risks.

USD million

Note 10	2007	2006
OTHER LIABILITIES
Partners and commercial managements	1.0	1.8
Accrued operating expenses	2.2	5.9
Accrued dry-docking costs	0.0	0.0
Accrued interests	8.0	3.5
Wages and social expenses	9.4	5.1
Derivative financial instruments	4.7	6.2
Payables to joint ventures	2.3	0.0
Miscellaneous, including items related to shipping activities	4.7	1.6
	32.3	24.1

USD million

Note 11	2007	2006
COLLATERAL SECURITY
Collateral security for mortgage debt and bank loans:
Vessels	747.3	476.0
	747.3	476.0

The total carrying amount for vessels that have been provided as security amounts USD 784 million (2006: USD 546 million).

USD million

Note 12	2007	2006
GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities	0.0	0.0

The guarantee liability for the Parent Company is less than USD 0.1 million and relates to guarantee liabilities to Danish Shipowners’ Association.

USD million

Note 13	2007	2006
CONTRACTUAL LIABILITIES - AS LESSEE (Operating lease)
Charter hire for vessels on time charter (incl. vessels not delivered):
Falling due within one year	151.4	151.7
Falling due between one and two years	155.8	155.7
Falling due between two and three years	142.5	143.1
Falling due between three and four years	131.6	110.4
Falling due between four and five years	120.0	99.4
Falling due after five years	397.8	306.1
	1,099.1	966.4
Average period until redelivery (year)	4.3	5.0

Leases have been entered into with a mutually interminable lease period of up to 8 years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

Newbuilding installments and exercised purchase options (purchase obligations):
Falling due within one year	204.8	163.1
Falling due between one and two years	134.1	143.1
Falling due between two and three years	135.2	93.6
Falling due between three and four years	37.8	18.0
Falling due between four and five years	0.0	18.0
Falling due after five years	0.0	0.0
	511.9	435.8
Other operating leases:
Falling due within one year	2.2	1.8
Falling due between one and two years	2.3	1.9
Falling due between two and three years	2.1	1.8
Falling due between three and four years	2.0	1.7
Falling due between four and five years	2.0	1.8
Falling due after five years	2.2	3.6
	12.8	12.6

Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts.

During the year Charter hire expenses have been recognized in the Income Statement by USD 161.2 million (2006: USD 123.9 million) of which USD 4.2 million (2006: USD 7.1 million) regards profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 2.7 million (2006: USD 2.2 million).

USD million	2007	2006
CONTRACTUAL LIABILITIES - AS LESSOR (Operating lease)
Charter hire income for vessels on time charter and bareboat charter (incl. not delivered vessels):

Falling due within one year	213.9	101.3
Falling due between one and two years	71.6	27.2
Falling due between two and three years	21.9	9.9
Falling due between three and four years	13.6	0.0
Falling due between four and five years	9.3	0.0
Falling due after five years	8.6	0.0
	338.9	138.4
Average period until redelivery (year)	1.2	1.0

Charter hire income for vessels on time charter and bareboat charter is recognized under revenue.

NEWBUILDING CONTRACTS
As at 31 December 2007 the Company had contracted 15 newbuildings (2006: 13 newbuildings) to be delivered during 2007 to 2011. For all 15 vessels the total outstanding contractual commitment amounted to USD 512 million.

Note 14
DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value of the derivative financial instruments:

USD million	Fair value at 31 Dec. 2007	Fair value at 31 Dec. 2006
Hedge accounting cash flows:
Interest rate swaps	-0.6	3.0
Bunker hedge	3.3	-3.3
Forward Freight Agreement	6.0	5.9
Non hedge accounting:
Forward exchange rate contracts	1.7	1.0
Interest rate swaps	-2.0	3.3
Currency options	-0.3	0.4
Forward to buy shares	-0.3	0.0
Bunker hedge	-1.4	-1.5
Forward Freight Agreement	2.0	-2.3
	8.4	6.5

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statement and equity in 2007:

	Income statement
USD million	Revenue	Port expenses, bunkers and commissions	Freight and bunkers derivatives	Financial items	Equity Hedging reserves

Bunker hedge	-	0.9	0.0	-	6.6
Forward Freight Agreement	8.8	-	2.9	-	0.1
Forward rate contracts	-	-	-	2.9	-
Forward rate agreement	-	-	-	0.1	-
Interest rate swaps	-	-	-	-0.7	-3.6
Currency options	-	-	-	0.1	-
Forward to buy shares	-	-	-	-0.3	-
Total 2007	8.8	0.9	2.9	2.1	3.1

Please refer to the section ‘Managing risk and exposure’ and note 21 in the consolidated financial statements for further information on financial risks.

The interest rate swaps with a fair value of USD -0.6 million (2006: USD 3.0 million) are designated as hedge accounting to hedge a part of the Company’s interest payments during the period 2008 to 2009.
The bunker hedge contracts with a fair value of USD 3.3 million (2006: USD -3.3 million) are designated as hedge accounting to hedge a part of the Company’s bunker expenses during the period 2008 to 2009.
The Forward Freight Agreements with a fair value of USD 6.0 million (2006: USD 5.9 million) are designated as hedge accounting to hedge a part of the Company’s revenue during the period 2008 to 2009.
The gains or losses on these contracts will be recognized in the income statement when realized together with the hedged items.

USD million

Note 15	2007	2006
FINANCIAL INSTRUMENTS

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:

Loans and receivables
Loans to subsidiaries	162.4	22.9
Loans to jointly controlled entities	127.0	0.0
Freight receivables, etc.	59.0	45.0
Other receivables	20.5	8.1
Cash and cash equivalents	88.9	24.8
Total loans and receivables	457.8	100.8

Available-for-sale financial assets
Other investments	10.9	644.4
Total available-for-sale financial assets	10.9	644.4

Derivative financial instruments (assets)
Other receivables (held for trading)	3.8	2.9
Other receivables (hedge accounting)	9.3	9.4
Total derivative financial instruments (assets)	13.1	12.3

Financial liabilities measured at amortised cost
Mortgage debt and bank loans	1,444.5	488.1
Trade payables	28.9	17.4
Other liabilities	18.2	13.2
Total financial liabilities measured at amortised cost	1,491.6	518.7

Derivative financial instruments (liabilities)
Other liabilities (held for trading)	4.1	2.0
Other liabilities (hedge accounting)	0.6	3.8
Total derivative financial instruments (liabilities)	4.7	5.8

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 9.

USD million

Note 16	2007	2006
RELATED PARTY TRANSACTIONS

Subsidiaries and jointly controlled entities are considered as related parties in relation to the parent company A/S Dampskibsselskabet TORM in addition to the related parties disclosed in note 23 to the consolidated financial statements. The following transactions took place between A/S Dampskibsselskabet TORM and subsidiairies and jointly controlled activities during the year:

Services provided by A/S Dampskibsselskabet TORM	23.3	11.2
Assets sold by A/S Dampskibsselskabet TORM	87.7	0.0
Services provided by subsidiaries and jointly controlled activities	37.5	32.5
	148.5	43.7

The service provided between the parties are all directly related to the Group’s shipping activities.

USD million

Note 17	2007	2006
CASH FLOWS
Reversal of other non-cash movements:

Fair value adjustments on derivative financial instruments	-1.9	3.9
Exchange rate adjustments	12.6	1.6
Other adjustments	2.3	0.4
Total reversal of other non-cash movements	13.0	5.9

GLOSSARY

20-F:	Annual report filed with the US Securities and Exchange Commission (SEC)

ADR:	American Depository Receipt. Proof of ownership of (the equivalent) of one share. ADRs are used by foreign companies wishing to list on American stock exchanges.

ADS:	American Depositary Shares. Shares registered with SEC and kept in custody with a bank as security for the ADRs issued.

Aframax:	A vessel with a cargo carrying capacity of 80,000 – 100,000 dwt.

Asset management:	Acquisition and ownership of assets (ships), which may be disposed of at an optimal time with a view to generating a one-off profit – as opposed to profits derived from operating the asset.

Bareboat:	See B/B.

B/B:	Bareboat. A form of charter arrangement whereby the charterer is responsible for all costs and risks in connection with the vessel’s operation.

Bulk:	Dry cargo – typically commodities such as grain, coal, iron ore, etc.

Bunker:	Fuel with which to run a ship’s engines.

Capesize:	Bulk carrier with a cargo carrying capacity of 120,000-200,000 dwt.

Classification society:
Independent organization, which through verification of design, construction, building process and operation of vessels ensure that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insurance and mortgaging the vessel will typically not be possible.

COA:	Contract of affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating:	The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Demurrage:	A charge against the charterer of a ship for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK:	Danish Kroner.

Dry cargo:	See Bulk.

Dwt:	Deadweight tons. The cargo carrying capacity of a ship.

FFA:	Forward Freight Agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

GAAP:	Generally accepted accounting principles.

Handymax:	Bulk carriers with a cargo carrying capacity of 40-60,000 dwt.

Handysize:	Bulk carriers with a cargo carrying capacity of 20-40,000 dwt.

IAS:	International Accounting Standards.

IFRS:	International Financial Reporting Standards.

IMO:	International Maritime Organisation.

LR1:	Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000 – 80,000 dwt.

LR2:	Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000 – 110,000 dwt.

MR:	Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000 – 60,000 dwt.

OPA-90:	Oil Pollution Act 1990. US environmental law implemented following the grounding of Exxon Valdez in Alaska.

OPEC:	Organization of the Petroleum Exporting Countries.

Panamax:	A vessel with a cargo carrying capacity of 60,000 – 80,000 dwt. The biggest vessel allowed to pass through the Panama Canal.

P&I clubs:	Protection & Indemnity club.

Pool:
A grouping of ships of similar size and characteristics, owned by different owners, but which are commercially operated jointly. The pool manager is mandated to charter the ships out for the maximum benefit of the pool as a whole. Earnings are equalized taking account of differences in ships’ specifications, the number of days the ships have been ready for charter, etc.

Product tanker:	A vessel suitable for trading clean petroleum products such as gasoline, jet fuel and naphtha.

SEC:	US Securities and Exchange Commission.

SR:	Short Range. A specific class of product tankers with a cargo carrying capacity of 20,000 – 40,000 dwt.

T/C:
Time Charter. An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunker.

TCE:	See T/C equivalent.

Timecharter:	See T/C.

T/C equivalent:	The freight receivable after deducting port expenses, consumption of bunker and commissions.

UN:	The United Nations.

FLEET OVERVIEW

AT 31 DECEMBER 2007

Tankers		OWNERSHIP	DWT	BUILT

LR2
m.t.	TORM HELENE	100%	99,999	1997
m.t.	TORM KRISTINA	100%	105,001	1999
m.t.	TORM GUDRUN	100%	101,122	2000
m.t.	TORM INGEBORG	100%	99,999	2003
m.t.	TORM VALBORG	100%	99,999	2003
m.t.	TORM MARGRETHE	100%	109,672	2006
m.t.	TORM MARIE	100%	109,672	2006
m.t.	TORM MARGIT	100%	109,672	2007
m.t.	TORM METTE	100%	109,672	2007
m.t.	TORM MARINA	50%	109,672	2007

LR1
m.t.	TORM SARA	100%	72,718	2003
m.t.	TORM ESTRID	100%	74,999	2004
m.t.	TORM EMILIE	100%	74,999	2004
m.t.	TORM ISMINI	100%	74,999	2004
m.t.	TORM SIGNE	100%	72,718	2005
m.t.	TORM SOFIA	100%	72,718	2005
m.t.	TORM UGLAND	50%	74,999	2007
m.t.	TORM VENTURE	100%	74,999	2007

MR
m.t.	TORM ALICE	100%	44,999	1995
m.t.	TORM GOTLAND	100%	44,999	1995
m.t.	TORM AGNETE	100%	47,165	1999
m.t.	TORM GUNHILD	100%	44,999	1999
m.t.	TORM ANNE	100%	44,990	1999
m.t.	TORM NECHES	100%	47,052	2000
m.t.	TORM CLARA	100%	45,999	2000
m.t.	TORM CECILIE	100%	44,946	2001
m.t.	TORM AMAZON	100%	47,275	2002
m.t.	SAN JACINTO	100%	47,038	2002
m.t.	TORM MARY	100%	45,990	2002
m.t.	TORM VITA	100%	45,940	2002
m.t.	TORM CAROLINE	100%	44,946	2002
m.t.	TORM GERTRUD	100%	45,940	2002
m.t.	TORM GERD	100%	45,940	2002
m.t.	TORM THYRA	100%	45,990	2003
m.t.	TORM FREYA	100%	45,990	2003
m.t.	MOSELLE	100%	47,024	2003
m.t.	ROSETTA	100%	47,015	2003
m.t.	TORM CAMILLA	100%	44,990	2003
m.t.	TORM CARINA	100%	44,990	2003
m.t.	HORIZON	100%	46,955	2004
m.t.	TORM HELVIG	100%	44,990	2005
m.t.	TORM RAGNHILD	100%	44,990	2005
m.t.	THAMES	100%	47,035	2005
m.t.	WABASH	100%	46,893	2006
m.t.	KANSAS	100%	46,922	2006

Tankers		OWNERSHIP	DWT	BUILT

m.t.	REPUBLICAN	100%	46,893	2006
m.t.	PLATTE	100%	46,920	2006

SR
m.t.	MADISON	100%	35,828	2000
m.t.	TRINITY	100%	35,834	2000
m.t.	RHONE	100%	35,751	2000
m.t.	CHARENTE	100%	35,751	2001
m.t.	OHIO	100%	37,274	2001
m.t.	LOIRE	100%	37,106	2004
m.t.	GARONNE	100%	37,178	2004
m.t.	SAONE	100%	37,106	2004
m.t.	FOX	100%	37,006	2005
m.t.	TEVERE	100%	36,990	2005

BULKERS

Panamax
m.v.	TORM MARTA	100%	69,638	1997
m.v.	TORM BALTIC	100%	69,614	1997
m.v.	TORM MARLENE	100%	69,548	1997
m.v.	TORM ROTNA	100%	75,971	2001
m.v.	TORM TINA	100%	75,966	2001
m.v.	TORM ANHOLT	100%	74,195	2004
m.v.	TORM BORNHOLM *)	100%	75,950	2004

*) Expected delivery March 2008

NEWBUILDINGS

AT 31 DECEMBER 2007

TANKERS		OWNERSHIP	DWT	EXPECTED DELIVERY

LR2
m.t.	TORM MARIANNE - DALIAN 1100-30	100%	110,000	Q2 2008
m.t.	TORM MAREN - DALIAN 1100-31	100%	110,000	Q3 2008
m.t.	TORM MATHILDE - DALIAN 1100-32	100%	110,000	Q4 2009

MR
m.t.	TORM LOTTE - NB Guangzhou 05130016	100%	52,000	Q1 2009
m.t.	TORM ASLAUG - NB Guangzhou 06131034	100%	50,500	Q1 2010
m.t.	TORM ALEXANDRA - NB Guangzhou 06130041	100%	50,500	Q1 2010
m.t.	TORM LAURA - NB Guangzhou 05130013	100%	52,000	Q2 2008
m.t.	TORM LOUISE - NB Guangzhou 05130020	100%	52,000	Q2 2009
m.t.	TORM LANA - NB Guangzhou 05130021	100%	52,000	Q2 2009
m.t.	TORM ALMENA - NB Guangzhou 06131035	100%	50,500	Q2 2010
m.t.	TORM AGNETE - NB Guangzhou 06130042	100%	50,500	Q2 2010
m.t.	TORM LILLY - NB Guangzhou 05130017	100%	52,000	Q3 2009
m.t.	TORM AASE - NB Guangzhou 06131036	100%	50,500	Q3 2010
m.t.	TORM AMALIE - NB Guangzhou 06130043	100%	50,500	Q3 2010
m.t.	TORM LENE - NB Guangzhou 05130015	100%	52,000	Q4 2008
m.t.	TORM ALICE - NB Guangzhou 06131033	100%	50,500	Q4 2009

SR
m.t.	Torm Gyda - NB Hyundai Mipo 2111	100%	37,000	Q1 2009

BULKERS

Kamsarmax
m.v.	NB Tsuneishi Zhoushan - SS063	100%	82,100	Q4 2010
m.v.	NB Tsuneishi Zhoushan - SS064	100%	82,100	Q1 2011
m.v.	NB Tsuneishi Zhoushan - SS065	100%	82,100	Q2 2011
m.v.	NB Tsuneishi Zhoushan - SS066	100%	82,100	Q2 2011

SK 03810 0001 865037